As confidentially submitted to the U.S. Securities and Exchange Commission on June 28, 2024 pursuant to the Jumpstart Our Business Startups Act of 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Aether Holdings, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	7372	35-2818803
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1441 Broadway, 30th Floor,

New York, NY 10018

(347) 363–0886

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Nicolas Lin

Chief Executive Officer

1441 Broadway, 30th Floor,

New York, NY 10018

(347) 363–0886

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

with copies to:

Richard I. Anslow, Esq. Lawrence A. Rosenbloom, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, NY 10105 Phone: (212) 370-1300 Fax: (212) 370-7889	Richard A. Friedman, Esq. Stephen A. Cohen, Esq. Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, NY 10112 Phone: (212) 653-8700 Fax: (212) 653-8701

Approximate date of commencement of proposed sale to public:
As soon as practicable after the effective date hereof.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED JUNE [●], 2024

[●] Shares

Common Stock

This is a firm commitment underwritten public offering by Aether Holdings, Inc., a Delaware corporation (which we refer to herein as “we,” “us,” “our,” “Aether,” or the “Company”), of [●] shares of our common stock, par value $0.0001 per share. Prior to this offering, there has been no public market for our common stock. We anticipate that the initial public offering price of our shares will be between $[●] and $[●] and the number of shares of common stock offered hereby is based upon an assumed offering price of $[●] per share, the midpoint of such estimated price range.

We plan to apply to have our common stock listed on the Nasdaq Capital Market ( “Nasdaq”) under the symbol “[●].” No assurance can be given that our application will be approved. If our common stock is not approved for listing on the Nasdaq, we will not consummate this offering.

We are an emerging growth company under the Jumpstart our Business Startups Act of 2012, or JOBS Act, and, as such, may elect to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Summary — Implications of Being an Emerging Growth Company.”

Investing in our common stock is speculative and involves a high degree of risk. See “Risk Factors” beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total Without Over-Allotment Option	Total With Over-Allotment Option
Initial public offering price	$		$
Underwriting discounts and commissions(1)	$		$
Proceeds to us, before expenses	$		$

(1)	Please see “Underwriting” beginning on page 86 for additional information regarding underwriters’ compensation.

We have granted a 30-day option to the representatives of the underwriters to purchase up to [●] additional shares of common stock solely to cover over-allotments, if any. If the representatives of the underwriters exercise the option in full, the total underwriting discounts and commissions will be $[●] and the additional proceeds to us, before expenses, from the over-allotment option exercise will be $[●].

The underwriters expect to deliver the shares to purchasers on or about                , 2024.

The Benchmark Company	Axiom Capital Management, Inc.

The date of this prospectus is                , 2024

ABOUT THIS PROSPECTUS

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. We take no responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these shares of common stock in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Persons who come into possession of this prospectus and any applicable free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction. See “Underwriting” for additional information on these restrictions.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from third-party industry analysts and publications and our own estimates and research. Some of the industry and market data contained in this prospectus are based on third-party industry publications. This information involves a number of assumptions, estimates and limitations.

The industry publications, surveys and forecasts and other public information generally indicate or suggest that their information has been obtained from sources believed to be reliable. None of the third-party industry publications used in this prospectus were prepared on our behalf. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” in this prospectus. These and other factors could cause results to differ materially from those expressed in these publications.

TRADEMARKS

This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by any other companies.

PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including “Risk Factors” beginning on page 10 and the financial statements and related notes included in this prospectus.

Unless the context indicates otherwise, as used in this prospectus, the terms “we,” “us,” “our,” “our company” “Aether” and “our business” refer to Aether Holdings, Inc., a Delaware corporation, and its consolidated subsidiary.

Overview

We are an emerging financial technology platform company that offers proprietary research analytics, data and tools for both institutional and retail equity traders (who we refer to herein as “Users”) through our flagship platform, SentimenTrader.com. By integrating advanced technologies, including artificial intelligence (“AI”) tools, with the critical thinking and analytical abilities of our team of evidenced-based trading veterans, we aim to provide our Users with a powerful combination of technology and expertise, enabling them to make informed decisions to level-up their trading in the markets.

Our platform is powered by an advanced data collection system that operates utilizing API calls and web scraping, fetching raw data 24/7 from a wide array of authoritative sources, including industry leaders like Bloomberg, Chicago Board Options Exchange, Consensus, Commodity Futures Trading Commission, End of Day Historical Data and Intercontinental Exchange. This automated process allows us to remain abreast of the latest market trends, trading volumes, and essential financial indicators.

Our platform currently provides coverage of U.S. equity and option securities, evaluating the equities and options markets and conducting assessments through our analysts and technology daily. SentimenTrader utilizes technical indicators of market sentiment (meaning our proprietary gauge of the overall attitude of investors towards a particular market or security) as the cornerstone for our analyses and integrates technological advancements and the potential of deep learning techniques to create trade ideas, strategies, models, and other market analysis. We intend to target a wider audience than our current User base by broadening the scope and variety of our products, expanding the types of securities our platform covers, and broadening our coverage to include more markets and exchanges.

Our Product Offerings

Currently, our product offerings consist of the following:

●	Research Reports which cover the U.S. equities markets are produced by our in-house team of veteran industry analysts utilizing the tools available on our platform and are distributed to our Users on a daily and weekly basis.

●	Data Edge API allows our institutional Users to access raw data sets that include extensive sentiment, seasonality and quantitative trading research and analytics databases. DataEdge API empowers hedge funds, proprietary trading groups, investment advisory firms, and systematic traders to integrate SentimenTrader data into their chosen software platform and programming language.

●	Indicators & Charts is a collection of over 3,000 sentiment, breadth, and seasonality indicators and charts. This includes proprietary metrics such as the Smart Money/Dumb Money Confidence Indicator and Optix, which are exclusive to our platform, as well as other indicators like short-term and immediate-term risk levels, short-term extreme models, and indexes of other derivatives. These tools allow investors to review sentiment analyses and gain data-driven insights into most market conditions.

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●	Backtest Engine allows our Users to evaluate their custom trading strategies using historical data to simulate potential future performance without the burden of having to code their own engine or accumulate historical data.

●	Smart Stock Scanner is a tool that performs daily scans of exchange traded funds (“ETFs”) and stocks in the S&P 1500 along with thousands of other indicators that demonstrate higher than average win rates, and utilizing AI, analyzes and learns from historical data, providing market metrics comparing User-selected signals to observed market trends.

Our Mission and Technology

Our mission is to establish ourselves as a preeminent fintech information company dedicated to the development of smart platforms tailored to empower the investing community with actionable strategic insights.

Technology is key to the fulfillment of our mission by achieving efficiency for our business, improving the User experience and enabling innovation. We rely on both in-house and outsourced technology teams to build our technology platform and develop new products. Together with our outsourced team, we currently have nine dedicated professionals in the technology department.

Our platform is engineered with a tech stack that supports scalability and promotes data integrity, incorporating a multitude of data sources to comprehensively analyze, examine and interpret the complex data received from our data sources. Our platform integrates three cloud service models: Software-as-a-Service (SaaS), platform-as-a-service (PaaS), and infrastructure-as-a-service (IaaS). We currently use industry leading service providers for our customer relationship management, email delivery, subscription billing, data warehouse and data center.

Our platform and analysts utilize data provided by Bloomberg, Chicago Board Options Exchange, Consensus, Commodity Futures Trading Commission, End of Day Historical Data and Intercontinental Exchange. This data facilitates our analysts’ generation of their research theses which are shared via e-mails with our Users on our subscription list or through the use of Mailchimp.

While our analysts aim to provide quantitative pieces to our Users, our platform’s programs will also process the data in their respective sections, such as analyzing smart money/dumb money confidence or assessing sentiment for a variety of products, including equities, commodities, bonds and foreign currencies, and ranking them in terms of pessimism or optimism to show the sentiment in the market.

Our platform is hosted with Amazon AWS and Heroku. We believe the infrastructure is highly scalable and will allow us to serve our Users’ needs. We also rely on data redundancy solutions, such as Cloudflare, to promote data integrity and apply security measures in our technology to mitigate potential vulnerabilities.

Sales, Marketing and User Acquisition

We operate on a subscriber model and actively diversify our User acquisition channels by promoting our financial services sector-focused offerings on social media platforms. We cast a wide net through social media marketing, targeted ads, and our email list, engaging viewers who are most active in these arenas. Our strategies have historically yielded positive results. We continue to explore additional avenues of marketing with the goal of expanding our distribution lines. This, coupled with our planned expansion of the suite of services we offer to encompass a wider audience, reflects our commitment to not only relying on proven marketing strategies like complimentary newsletters and collaborations with marketing firms but also innovating our approach to User acquisition and engagement.

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Our Challenges

The fintech space is comprised of a highly competitive landscape and the development and use of complex new technologies, such as AI and machine learning, comes with significant challenges. These challenges include, but are not limited to, the following:

●	Many of our competitors are larger, more experienced, and better funded than we are.

●	Potential regulation at the state and federal level regarding the development and use of AI and AI-related technologies.

●	Our ability to continue to competitively distinguish ourselves in a market that is populated with both legacy institutional media and cutting-edge financial software developers.

Our Strategy

While this market is highly competitive, we believe in our competitive advantages. We are focusing on the following strategies to further expand our horizons and fuel further growth:

●	Geographic and industry vertical expansion of our operations and services: We will focus on improving our technology, deepening relationships with key Users, broadening our services, and expanding our geographical presence, including integrating access to other derivative instruments and other alternative markets.

●	Attract more Users: We acquire new Users through an omni-channel marketing strategy that includes ads, email and subscriber lists, social media and affiliate networking. We market in these channels through free and paid content.

●	Expansion into New Technology and Markets: Our focus has largely been on U.S. equities. One of our key strategies and current focus is to expand on our offerings, such as other derivative instruments or international markets expansion to build out a comprehensive suite of investment research products and solutions for our Users.

●	Continue to invest in research and development: We’re committed to further developing our presence within the financial sector by researching new technologies, deepening our domain expertise and developing specific solutions for target industry verticals, including collectibles, crypto currencies, warrants and other derivatives. This will enable us to better cater to tailored requirements of our Users. Our focus remains on crafting solutions that make the most of our industry insights and research capabilities. By merging our proprietary applications with our services, we are dedicated to delivering optimal solutions that precisely meet the needs of our Users.

●	Capture new growth opportunities through strategic alliances and acquisitions: We were formed via strategic acquisitions, and this will remain a focus of ours. While we are not presently a party to any agreements with respect to any acquisitions or similar events, we will continue to:

●	selectively pursue alliances and acquisitions in order to enhance our industry-specific technology, service delivery capabilities and User base;

●	identify and assess opportunities to enhance our abilities to serve our Users, and

●	focus on enhancing our technology capabilities, deepening our relationships with key financial industry participants, expanding our portfolio of service offerings and expanding our operations geographically.

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Corporate Structure and History

We were incorporated under the laws of the State of Delaware on August 15, 2023. On August 25, 2023, we acquired a company with the name Sundial Capital Research, Inc. (“Sundial”) through a Share Exchange Agreement with Elixir Technology, Inc. (“Elixir”) and Greentown Investment Corporation Limited (“Greentown”), whereby we issued 4,655,000 shares of our common stock to Elixir and 1,995,000 shares of our common stock to Greentown in exchange for 1,000 and 300 shares of Sundial common stock, respectively, which constituted 100% of the shares of Sundial common stock then issued and outstanding. On the same day, our board of directors also approved and directed the issuance of 2,850,000 shares of common stock to Up and Up Ventures Limited, an entity controlled by our Chief Executive Officer, Chairman and Director Nicolas Kuan Liang Lin. As of the date of this prospectus, we have one subsidiary, Sundial.

Sundial was founded by Jason Goepfert and incorporated under the laws of the State of Minnesota on January 22, 2003. Sundial has been engaged in developing and operating the SentimenTrader platform since its inception.

Summary of Risks Factors

Our business and ability to execute our business strategy are subject to a number of risks of which you should be aware before you decide to buy our common stock. In particular, you should consider the following risks, which are discussed more fully in the section entitled “Risk Factors” in this prospectus:

Risks Related to Our Business, Strategy, and Industry

●	Our business depends on our ability to attract new Users and to persuade existing Users to renew their subscription agreements with us and to purchase additional products and services from us. If we are unable to attract new Users or continue to engage existing Users, our revenue and operating results may be adversely affected.

●	We use artificial intelligence in our services which may result in operational challenges, legal liability, reputational concerns and privacy and competitive risks.

●	Failure to maintain and protect our reputation for trustworthiness and independence may harm our business. In addition, in the event the reputation of any of our current or former directors, officers, key contributors, editors, or editorial staff were harmed for any reason, our business, results of operations, and financial condition could suffer.

●	If demand for our services does not develop as expected our projected revenues and profits will be affected.

●	The financial technology sector is subject to rapid change, and there are risks associated with new products and services.

●	If we fail to effectively manage our growth, our business, results of operations, and financial condition could be harmed.

●	Given that our revenues will be insufficient to fund our operating expenses for the foreseeable future, we will need to raise additional capital even following this offering to support our operations.

●	We face significant competition from larger, more established and better capitalized companies. If we are unable to manage competitive pressures, our business and results of operations would be harmed.

●	Our future success depends on attracting, developing, and retaining capable management, editors, and other key personnel.

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●	Any restrictions on our use of, or ability to license data, or our failure to license data and integrate third-party technologies, could have a material adverse effect on our business, financial condition, and results of operations.

●	If we are unable to successfully integrate acquisitions, identify and integrate future acquisitions, or dispose of assets and businesses, our results of operations could be adversely affected.

●	Because we recognize revenue from subscriptions for our services over the term of the subscription, downturns or upturns in new business may not be immediately reflected in our operating results.

Risks Related to Government Regulation

●	We are not currently registered as an investment adviser and if we should have registered as an investment adviser, our failure to do so could subject us to civil and/or criminal penalties.

●	Failure to comply with data privacy and security laws and regulations could adversely affect our operating results and business.

●	Our business depends on our customers’ continued and unimpeded access to the Internet and the development and maintenance of Internet infrastructure. Internet access providers may be able to block, degrade or charge for access to certain of our services, which could lead to additional expenses and the loss of customers.

Risks Related to Intellectual Property

●	If we fail to develop or protect our intellectual property adequately, our business could suffer.

General Risk Factors

●	Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

●	An overall decline in the health of the economy and other factors impacting consumer spending, such as recessionary conditions, governmental instability, inclement weather, and natural disasters, may affect consumer purchases, which could reduce demand for our products and harm our business, financial conditions, and results of operations.

●	We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

●	Part of our strategy is to pursue strategic acquisitions to accelerate our growth. These potential acquisitions may not be successful. We may not be able to successfully integrate future acquisitions or generate sufficient revenues from future acquisitions, which could cause our business to suffer.

Risks Related to This Offering and Our Securities

●	Our directors, executive officers and principal stockholders will continue to have substantial control over our company after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control.

●	Our trading price and trading volume could decline if securities or industry analysts do not publish research about our business, or if they publish unfavorable research.

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●	Our management will have broad discretion in how we use the net proceeds of this offering and might not use them effectively.

●	Future sales by our common stock may adversely affect the market price of our securities and our ability to raise funds in new offerings.

●	Future sales of shares of our common stock by our principal shareholder or by our officers and directors may negatively impact the market price for our common stock.

●	Future offerings of debt or equity securities may rank senior to our common stock.

●	We may issue additional classes or series of preferred stock whose terms could adversely affect the voting power or value of our commons stock.

●	The market price for our common stock may be volatile and will fluctuate.

●	You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

●	We will incur significant increased costs as a result of operating as a public company and our management will be required to devote substantial time to new compliance initiatives.

Corporate Information

We were organized as a corporation under the laws of the State of Delaware on August 15, 2023. Our principal executive office is located at 1441 Broadway, 30th Floor, New York, NY 10018, and our phone number is (347) 363-0886. We maintain a website at https://www.helloaether.com/. The reference to our website is intended to be an inactive textual reference only. The information contained on, or that can be accessed through, our website is not part of this prospectus and investors should not rely on such information in deciding whether to purchase shares of our common stock.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined under the Securities Act of 1933, as amended (the “Securities Act”). As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus;

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (or the Sarbanes-Oxley Act);

●	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this extended transition period. We will remain an emerging growth company until the earliest to occur of: (i) our reporting $1.235 billion or more in annual gross revenues; (ii) the end of fiscal year 2029; (iii) our issuance, in a three year period, of more than $1 billion in non-convertible debt; and (iv) the end of the fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million on the last business day of our second fiscal quarter.

We have elected to take advantage of certain of the reduced disclosure obligations and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than the information you might receive from other public reporting companies in which you hold equity interests.

To the extent that we continue to qualify as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, after we cease to qualify as an “emerging growth company,” certain of the exemptions available to us as an “emerging growth company” may continue to be available to us as a smaller reporting company, including: (1) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act; (2) scaled executive compensation disclosures; and (3) the ability to provide only two years of audited financial statements, instead of three years.

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THE OFFERING

Common stock offered by us	[●] shares on a firm commitment basis

Common stock to be outstanding after this offering	[●] shares (or [●] shares if the underwriters exercise their over-allotment option in full).

Over-allotment option	We have granted the underwriters a 45-day option to purchase up to an additional [●] shares of our common stock at the initial public offering price to cover over-allotments, if any.

Use of proceeds

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $[●] million, based on the assumed initial public offering price of $[●] per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The net proceeds received by us from this offering will be used for (i) design and development of our products, (ii) hiring of additional employees, including in the areas of finance and accounting, sales and marketing and securities research and research editing, and technology, (iii) sales and marketing expenses and (iv) working capital and general corporate purposes. We may also use a portion of the net proceeds to acquire, license and invest in complementary products, technologies or additional businesses; however, we currently have no agreements or commitments to complete any such transaction. See “Use of Proceeds.”

Concentration of ownership	Upon completion of this offering, our executive officers and directors will beneficially own, in the aggregate, approximately [●]% of the outstanding shares of our common stock.

Proposed Nasdaq symbol	We plan to apply to list our common stock on the Nasdaq Capital Market under the symbol “[●]”,

Risk Factors	Investing in our common stock is speculative and involves a high degree of risk. See “Risk Factors” beginning on page 10 and the other information in this prospectus for a discussion of the factors you should consider carefully before you decide to invest in our common stock.

Lock-Up	We, our executive officers, directors, and stockholders of our common stock prior to the offering, collectively, have agreed with the underwriters not to sell, transfer or dispose of any shares or similar securities for a period of six (6) months following the closing of this offering. See “Shares Eligible for Future Sale” and “Underwriting.”

Representatives’ Warrants	Upon the closing of this offering, we will issue to The Benchmark Company LLC (“Benchmark”) and Axiom Capital Management, Inc. (“Axiom”), as the representatives of the underwriters, warrants entitling the underwriters or their designees to purchase up to seven percent (7%) of the aggregate number of shares of our common stock that we issue to investors in this offering. The warrants are exercisable for a five year period commencing six months following the commencement of sales of the common stock in this offering. The warrants will have an exercise price per share equal to 100% of the public offering price of our shares of Common Stock offered hereby. See “Underwriting — Representatives’ Warrants.”

The number of shares of our common stock to be outstanding upon completion of this offering is based on 12,037,513 shares of our common stock outstanding as of June 18, 2024, and excludes:

●	[●] shares of our common stock (which is equal to 10% of our issued and outstanding common stock immediately after the consummation this offering) reserved for future issuance under our 2024 Equity Incentive Plan, which will become effective as of the closing of this offering.

Unless otherwise indicated, this prospectus reflects and assumes the following:

●	No exercise by the representatives of the underwriters of its over-allotment option; and

●	No exercise of the Representatives’ warrants.

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SUMMARY FINANCIAL INFORMATION

The following table sets forth summary financial and other data for the periods ended and at the dates indicated below. The following summary selected financial data as of and for the period ended March 31, 2024 and 2023, have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The following summary selected financial data as of and for the years ended September 30, 2023 and 2022, which has been derived from our audited financial statements included in this prospectus. The financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes thereto included elsewhere in this prospectus.

Statements of Operations Data:

	As of and for the three months ended March 31, 2024	As of and for the three months ended March 31, 2023	As of and for the six months ended March 31, 2024	As of and for the six months ended March 31, 2023
Statement of Income Data:
Total revenues	$365,220	$400,962	$730,633	$810,434
Total cost of revenues	109,585	107,254	222,884	210,898
Gross profit	255,635	293,708	507,749	599,536
Operating Expenses
Sales and marketing	28,341	14,101	80,339	29,229
General and administrative	400,506	292,645	729,588	535,915
Operating Expenses	$428,847	$306,746	$809,927	$565,144
Loss before income taxes	(173,212)	(13,038)	(302,178)	34,392
Income tax benefit (expense)	-	-	-	-
Net income (loss) and comprehensive income (loss)	(173,212)	(13,038)	(302,178)	34,392
Less: Net Income (Loss) attributable to Noncontrolling Interest	-	(986)	-	13,243
Net income (loss) attributable to common stockholders	$(173,212)	$(12,052)	$(302,178)	$21,149
Loss per share
Loss per share-basic and diluted	$(0.02)	$(0.00)	$(0.03)	$0.00
Balance Sheet Data:
Total current assets	$925,674	$560,200	$925,674	$560,200
Working capital (deficit)	332,111	(432,715)	332,111	(432,715)
Total assets	930,036	566,656	930,036	566,656
Total liabilities	593,563	992,915	593,563	992,915
Total stockholders’ equity (deficit)	336,473	(426,259)	336,473	(426,259)

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Statements of Operations Data:

	As of and for the year ended September 30, 2023	As of and for the year ended September 30, 2022
Statement of Income Data:
Total revenues	$1,555,542	$1,586,088
Total cost of revenues	409,705	407,191
Gross profit	1,145,837	1,178,897
Operating Expenses
Sales and marketing	54,294	154,385
General and administrative	1,387,290	1,045,922
Operating Expenses	$1,441,584	$1,200,307
Loss before income taxes	(295,747)	(21,410)
Income tax benefit (expense)	-	-
Net loss and comprehensive loss	(295,747)	(21,410)
Less: Net Loss attributable to Noncontrolling Interest	(18,370)	(6,423)
Net loss attributable to common stockholders	$(277,377)	$(14,987)
Loss per share
Loss per share-basic and diluted	$(0.03)	$(0.00)
Balance Sheet Data:
Total current assets	$110,866	$260,259
Working capital (deficit)	(678,474)	(318,378)
Total assets	116,275	267,986
Total liabilities	789,340	578,637
Total stockholders’ equity (deficit)	(673,065)	(310,651)

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RISK FACTORS

An investment in our securities is speculative and involves a high degree of risk. You should carefully consider the risks described below, which we believe represent certain of the material risks to our business, together with the information contained elsewhere in this prospectus, before you make a decision to invest in our shares of common stock. Please note that the risks highlighted here are not the only ones that we may face. For example, additional risks presently unknown to us or that we currently consider immaterial or unlikely to occur could also impair our operations. If any of the following events occur or any additional risks presently unknown to us actually occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline and you could lose all or part of your investment.

Risks Related to Our Business, Strategy and Industry

Our business depends on our ability to attract new Users and to persuade existing Users to renew their subscription agreements with us and to purchase additional products and services from us. If we are unable to attract new Users, or continue to engage existing Users, our revenue and operating results may be adversely affected.

To increase our revenue and maintain profitability, we must attract new Users and retain, and expand the subscriptions of, existing Users. We currently offer free and paid subscription packages to our SentimenTrader platform. Our ability to successfully attract and retain Users to our subscription products, and our ability to migrate free Users to our paid subscription products, depends in part on the quality of the content, including the performance of any investment ideas published. To the extent the returns on such investments fail to meet or exceed the expectations of our Users or the performance of relevant benchmarks, our ability to convert free Users to paid subscription products, attract new Users or retain existing Users to such services will be adversely affected.

19.1% of our Users have subscribed for more than one year. Our Users have no obligation to renew their subscriptions for products after the expiration of the subscription period, which is typically one year, and in the normal course of business, some Users have elected not to renew their subscriptions. In addition, our Users may renew for lower subscription amounts or for shorter contract lengths. We may not accurately predict renewal rates for our Users, and our renewal rates may decline or fluctuate as a result of a number of factors, including User usage, pricing changes, expiration of temporary product promotions, number of products or services used by our Users, customer satisfaction or dissatisfaction with our products or services, pricing or capabilities of the products and services offered by our competitors, increased competition, reduction in customer spending levels, changes in our renewal policies or practices for Users, and deteriorating general economic conditions. If our Users do not renew their subscriptions, buy additional content, or maintain or increase the amount they spend with us, our revenue will decline and our business will suffer.

Our success also depends on our ability to sell additional products, more subscriptions, or higher-priced and premium editions of our products and services to our current Users, which requires increasingly sophisticated and costly sales efforts. We seek to expand existing subscriptions by deepening customer engagement through new touchpoints and expanding our portfolio of tools and products for purchase, which could require us to invest significant time and expense. The rate at which our existing Users purchase new or enhanced services depends on a number of factors, including the quality of our content, general economic conditions, the level of interest and investment in individual stocks and other self-directed investment vehicles versus index funds, exchange-traded funds and other passive investment vehicles, and our Users’ receptiveness to higher-priced and premium tools and products. If we do not succeed in selling additional products, more subscriptions, or migrating Users to higher-priced subscriptions, our ability to generate increased revenue and growth will be adversely affected.

We use artificial intelligence in our services which may result in operational challenges, legal liability, reputational concerns and privacy and competitive risks.

We currently use and intend to leverage our own and third parties’ artificial intelligence processes and algorithms and our own evolving and third parties’ cognitive, analytical, and artificial intelligence applications in several of our products, including Smart Stock Scanner. We expanded the use of AI in our products to include statistical analysis and analyzing and filtering stocks that meet the pre-set requirements tailored by our analysts. Our use of AI may result in operational challenges, legal liability, reputational concerns, and privacy and competitive risks, which could result in adverse effects on our financial condition, results of operations, or reputation. Generative AI products and services leverage existing and widely available technologies, such as Chat GPT-4 and its successors, or alternative large language models or other processes. The use of generative AI processes at scale is relatively new and may lead to challenges, concerns and risks that are significant or that we may not be able to predict, especially if our use of these technologies in the development or delivery of our services becomes more important to our operations over time.

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Our AI technology relies in part on the use of third-party data, and if we lose the ability to use such data, or if such data contains gaps or inaccuracies, our business could be adversely affected.

Some of our products, such as Smart Stock Scanner, rely on our proprietary AI technology, which includes statistical models built using a variety of datasets. Our AI technology relies on a variety of data sources, including market data collected from exchanges and other sources, such as Bloomberg. If we are unable to access and use market data collected from these sources, or our access to such data is limited, the ability of our AI to properly analyze market data could be limited. Any of the foregoing could negatively impact the accuracy and effectiveness of our AI technology and the quality of our platform’s analysis and our analysts’ reports could be negatively impacted.

In addition, if third-party data used to improve our AI technology or train the AI model is inaccurate, or access to such third-party data is limited or becomes unavailable to us, the efficacy of our AI technology and our ability to continue to improve our AI technology would be adversely affected. Any of the foregoing could, for our Users, result in sub-optimally and inefficiently evaluated market data, incorrect evaluation of market sentiment, or create an inaccurate basis of information on which our analysts may rely, which in turn could adversely affect our ability to attract new Users and adversely affect our reputation, business, financial condition and results of operations.

Our use of third-party artificial intelligence-based technology may present new risks and challenges to our business.

In an effort to enhance the efficiency of our tools, we may explore the usage of third-party AI or machine learning (“AI/ML”) platforms, offerings and tools, including AI chatbots and generative AI products (AI/ML technology), in our internal operations. The development and use of AI/ML technology present various privacy and security risks that may impact our business. AI/ML technology is subject to privacy and data security laws, as well as increasing regulation and scrutiny. We have developed policies governing the use of AI/ML technology to help reasonably ensure that such AI/ML technology is used in a trustworthy manner by our employees, contractors, and authorized agents and that our assets, including intellectual property, competitive information, personal information we may collect or process, and customer information, are protected. Any failure by our personnel, contractors or other agents to adhere to our established policies could violate confidentiality obligations or applicable laws and regulations (including data privacy laws), jeopardize our intellectual property rights, cause or contribute to unlawful discrimination, result in the misuse of personally identifiable information, or introduce greater vulnerabilities to cybersecurity attacks or malware into our systems. Because the use of AI/ML technology is relatively new and rapidly evolving, and legal risks and responsibilities associated with the use of AI/ML technology are still evolving as well, we cannot be certain that our policies or adherence to them will offer us sufficient protection or that the use of such technologies will not harm our reputation, financial condition or operating results. We also could be subject to claims from providers of third-party AI/ML technologies that we are using their products, tools or outputs in a manner that is inconsistent with their terms of use, and such claims may result in costly legal proceedings.

Several jurisdictions around the world, including Europe, the U.S. federal government and certain U.S. states, have proposed, enacted or are considering laws governing the development and use of AI/ML, such as the EU’s AI Act. We expect other jurisdictions will adopt similar laws. Additionally, certain privacy laws extend rights to consumers (such as the right to delete certain personal data) and regulate automated decision making, which may be incompatible with our use of AI/ML. These obligations may make it harder for us to conduct our business using AI/ML, lead to regulatory fines or penalties, require us to change our business practices, retrain our AI/ML, or prevent or limit our use of AI/ML. For example, the FTC has required other companies to turn over (or disgorge) valuable insights or trainings generated through the use of AI/ML where they allege the company has violated privacy and consumer protection laws. If we cannot use AI/ML or that use is restricted, our business may be less efficient, or we may be at a competitive disadvantage.

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The use of third-party AI/ML technology by our business partners with access to our confidential information, including trade secrets, may continue to increase. This carries an increased risk that it could lead to the misuse or disclosure of such information, which could negatively impact us, including our ability to realize the benefits of our intellectual property. The use of AI/ML technology by our business partners may lead to novel and urgent cybersecurity risks, which could have a material adverse effect on our operations and reputation as well as the operations of any of our business partners. In addition, uncertainties regarding developing legal and regulatory requirements and standards may require significant resources to modify and maintain business practices to comply with U.S. and laws in other countries concerning the use of AI/ML technology, the nature of which cannot be determined at this time. Finally, the use of AI/ML technology also presents emerging ethical issues and if our use of third-party AI/ML technology becomes controversial, we may experience brand or reputational harm, competitive harm or legal liability.

Any of these risks could be difficult to eliminate or manage and, if not addressed, could have a material adverse effect on our business, results of operations, financial condition, and future prospects.

A key element of our growth strategy will be to pursue strategic acquisitions to accelerate our growth. These potential acquisitions may not be successful. We may not be able to successfully integrate future acquisitions or generate sufficient revenues from future acquisitions, which could cause our business to suffer.

Part of our strategy will be to use our status as a public company to acquire other complementary companies or license complimentary technologies to expand our business and accelerate our growth. If we buy a company or a division of a company, or license technology, there can be no assurance that we will be able to successfully integrate such business or technology without substantial costs, delays or other operational or financial problems, and there is a risk that we may never gain the benefits we anticipate from such acquisitions. There can be no assurance that the businesses or technologies we acquire in the future will achieve anticipated revenues and earnings. Additionally:

●	the key personnel of the acquired business may decide not to work for us;

●	changes in management at an acquired business may impair its relationships with employees and customers;

●	we may be unable to maintain uniform standards, controls, procedures and policies among acquired businesses;

●	we may be unable to successfully implement infrastructure, logistics and systems integration;

●	we may be held liable for legal claims (including environmental claims) arising out of activities of the acquired businesses prior to our acquisitions, some of which we may not have discovered during our due diligence, and we may not have indemnification claims available to us or we may not be able to realize on any indemnification claims with respect to those legal claims;

●	we will assume risks associated with deficiencies in the internal controls of acquired businesses;

●	we may not be able to realize the cost savings or other financial benefits we anticipated; and

●	our ongoing business may be disrupted or receive insufficient management attention.

Further, future acquisitions may require us to obtain additional equity or debt financing, which may not be available on attractive terms. Moreover, to the extent an acquisition transaction financed by non-equity consideration results in additional goodwill, it will reduce our tangible net worth, which might have an adverse effect on our credit and bonding capacity.

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If we are unable to successfully integrate acquisitions, identify and integrate future acquisitions, or dispose of assets and businesses, our results of operations could be adversely affected.

As a part of our strategic plan, we intend to pursue selective acquisitions to support our business strategy. These acquisitions can involve a number of risks and challenges, any of which could cause significant operating inefficiencies and adversely affect our growth and profitability. Such risks and challenges include:

●	underperformance relative to our expectations and the price paid for the acquisition;

●	unanticipated demands on our management and operational resources;

●	failure to improve scalability;

●	difficulty in integrating personnel, operations, and systems;

●	retention of customers of the combined businesses;

●	inability to maintain relationships with key customers, suppliers, and partners of an acquired business

●	assumption of contingent liabilities; and

●	acquisition-related earnings charges.

The benefits of an acquisition or an investment may take considerable time to develop, and certain acquisitions may not advance our business strategy and may fall short of expected return on investment targets. If our acquisitions are not successful, we may record impairment charges. Our ability to continue to make acquisitions will depend upon our success at identifying suitable targets at acceptable prices, which requires substantial judgment in assessing their values, strengths, weaknesses, liabilities, and potential profitability, as well as the availability of capital.

Acquisitions, investments, licenses and joint ventures involve a number of risks. They can be time-consuming and may divert management’s attention from day-to-day operations, particularly if numerous acquisitions or joint ventures are in process at the same time. Financing an acquisition could result in dilution from issuing equity securities, reduce our financial flexibility because of reductions in our cash balance, or result in a weaker balance sheet from incurring additional debt.

We face significant competition from larger, more established and better capitalized companies. If we are unable to manage competitive pressures, our business and results of operations would be harmed.

We experience intense competition across all markets for our products, with competitors ranging in size from smaller, specialized publishers to multimillion dollar corporations. Some of our competitors have larger customer bases, more established name recognition, a greater market share, and larger financial, marketing, technological, and personnel resources than we do. In particular, our services face intense competition from other providers of business, personal finance, and investing content, including:

●	online platforms and comprehensive websites that offer a range of investment tools, research, and real-time data and analytics, such as Bloomberg Terminal, Reuters Eikon, and TradingView;

●	conventional publishers of financial news that may offer digital content through websites and mobile apps, such as The Wall Street Journal, Financial Times, and Barron’s;

●	web-based subscription models that offer premium content such as exclusive market analysis or stock picks on a subscription basis, such as Motley Fool, Seeking Alpha, and Morningstar;

●	providers of institutional financial software, such as FactSet, BlackRock’s Aladdin, and MSCI’s risk and portfolio management services, that offer robust and often customizable software solutions designed for use by financial institutions;

●	economical, individual-focused newsletter subscription services that provide market insights, analysis, and investment tips, such as Stansberry Research, Cramer’s Action Alerts Plus, and Investor’s Business Daily;

●	online tools designed to aid investment activities of novice and experienced investors like stock screeners, technical analysis software, or algorithm-based trading recommendations, such as Finviz, MetaStock, MarketWise and BlackBoxStocks.

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Our ability to compete depends on many factors, including the quality, originality, timeliness, insightfulness, and trustworthiness of our content and that of our competitors, the popularity and performance of our contributors, the success of our recommendations and research, our ability to introduce products and services that keep pace with new investing trends, our ability to successfully integrate AI into our products, our ability to adopt and deploy new technologies for running our business, the ease of use of services developed by us or our competitors, and the effectiveness of our sales and marketing efforts. Future competitive pressure may result in price reductions, lower sales volumes, lower subscriber rates, reduced margins, or loss of market share, any of which could materially adversely affect our business, results of operations, and financial condition. Accordingly, we cannot guarantee that we will be able to compete effectively with our current or future competitors or that this competition will not significantly harm our business.

Additionally, advances in technology have reduced the cost of production and online distribution of print, audio, and video content, including content like podcasts, which has lowered the bar for market entry to providers of both free and paid content. While our platform does not rely on ad-sponsored content, many of our competitors offer ad-sponsored content that enables them to deliver content for low, or no, subscription costs. We compete with these other publications and services for customers, employees, and contributors. In addition, media technologies and platforms are rapidly evolving, and the technologies and platforms through which data is consumed can shift quickly. Certain of our competitors may be better situated to quickly take advantage of consumer preference for new technologies and platforms, and the economics of distributing content through the use of new technologies and platforms may be materially different from the economics of distributing content through our current platforms. If we fail to offer our content in the manner or on the platforms in which our audience desires to consume it, or if we do not have offerings that are as compelling and/or cost effective as those of our competitors, our business, results of operations, and financial condition may be materially adversely affected.

If we fail to adequately market our products and services, or to monitor and manage our use of social media platforms as marketing tools, it could have a material adverse effect on our business, results of operations, and financial condition.

Our marketing efforts are designed to identify and attract prospective Users primarily within our target market and ultimately convert them into longtime full subscribers. We also employ marketing to promote our content, drive conversation about our content and services, and promote visits by our Users. We utilize a broad mix of marketing programs and platforms, including social media sites, to promote our services and content to current and prospective Users.

In order to successfully reach a larger number of prospective Users and attract new Users, we must continually assess the manner and platforms on which we are marketing our products and services. Rapid changes in technology and the ways in which people are reached can make this process more difficult. If we are unable to effectively and efficiently market our products and services, our business, results of operations and financial condition may be adversely affected.

For example, historically our primary means of communicating with our Users and keeping them engaged with our products has been via email communication. We cast a wide net through social media marketing, targeted ads, and our email list, engaging viewers who are most active in these arenas. As consumer habits evolve in the era of web-enabled mobile devices and messaging/social networking apps, usage of email, particularly among the younger demographic, has declined. In addition, deliverability and other restrictions imposed by third-party email providers and/or applicable law could limit or prevent our ability to send emails to our current or prospective Users. While we continually work to find new means of communicating and connecting with our Users, there is no assurance that such alternative means of communication will be as effective as email has been. Any failure to develop or take advantage of new means of communication or limitations on those means of communication imposed by laws, device manufacturers, or other sources could have an adverse effect on our business, financial condition, and results of operations.

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We may also limit or discontinue the use or support of certain marketing sources or activities if advertising rates increase or if we become concerned by perceptions that certain marketing platforms or practices are intrusive or damaging to our brand. If available marketing channels are restricted, our ability to engage with and attract Users may be adversely affected. In addition, companies that promote our services or permit us to use their marketing platforms may decide that their relationship with us negatively impacts their business, or they may make business decisions that negatively impact us. For example, if a company that currently promotes our business decides to compete directly with us, enter a similar business, deny us access to its platform, or exclusively support our competitors, we may no longer have access to its marketing channels.

Such companies may also disagree with, or choose to take a public stance against, the editorial content produced by us, or otherwise decide to publicly cease providing services to us. This may result in, among other things, loss of access to the marketing channels provided by these companies, copycat behavior by other of our vendors, difficulty retaining or attracting employees, or negative media attention.

Furthermore, if we are unable to cost-effectively use social media platforms or ad networks as marketing tools, our ability to acquire new Users and our financial condition may suffer. Unauthorized or inappropriate use of our social media channels could result in harmful publicity or negative customer experiences, which could have an adverse impact on the effectiveness of our marketing in these channels. In addition, substantial negative commentary by others on social media platforms could have an adverse impact on our ability to successfully connect with consumers.

Furthermore, there are extensive and rapidly evolving regulations governing our ability to market to Users, whether via post, email, or social media platforms, and our marketing is subject to the rules and regulations of the U.S. Federal Trade Commission (the “FTC”) and state consumer protection agencies. The failure by us, our employees, or third parties acting at our direction to comply with applicable laws and regulations could subject us to regulatory investigations, and lawsuits, including class actions, liability, fines, or other penalties, and could result in a material adverse effect on our business, results of operations, and financial condition. In addition, an increase in the use of social media platforms for product promotion and marketing may cause an increase in our burden to monitor compliance with such platforms and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations.

To the extent we promote our content inefficiently or ineffectively, we may not be able to obtain expected subscriber acquisition and retention benefits, and our business, results of operations, and financial condition may be adversely affected.

Failure to maintain and protect our reputation for trustworthiness and independence may harm our business. In addition, in the event the reputation of any of our current or former directors, officers, key contributors, editors, or editorial staff were harmed for any reason, our business, results of operations, and financial condition could suffer.

We believe our brand is highly regarded because of the integrity of its editorial content. Independence is at the core of our brand and business, and we believe that our reputation and the reputation of our brand is one of our greatest corporate assets. Importantly, we believe that one of our greatest competitive advantages is the loyalty that we have gained from our Users as a direct result of our brand, reputation for integrity, and ability to deliver high-quality products and services. To protect our brand, our code of conduct and workplace culture demand that all of our content providers and employees adhere to rigorous standards of integrity and independence, including guidelines that are designed to prevent any actual, potential, or perceived conflict of interest and to comply with all applicable laws, including securities laws. The occurrence of events such as our misreporting a market event, the non-disclosure of a security ownership position by one or more of our content providers, the manipulation of a security by one or more of our content providers, or any other breach of our compliance policies could harm our reputation for trustworthiness and reduce readership.

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In the event the reputation of any of our current or former directors, officers, key contributors, editors, or editorial staff was harmed for any reason, we could suffer as a result of our association with such individual, including if the quantity or value of future services we received from the individual was diminished. In particular, we depend heavily on the ideas and reputation of our analyst team, and often name products after themselves such as Jay Kaeppel, who runs the Kaeppel Corner. To the extent that any such analysts have, in the past, been the subject of regulatory actions, accusations, claims, investigations, lawsuits, or settlements, such actions may have or may continue to have a negative impact on our reputation, readership and financial results. Furthermore, if, at any point in the future, any editors, contributors, or other personnel associated with our products or brand, or businesses that we may acquire become the subject of regulatory actions, accusations, claims, investigations, lawsuits, or settlements, any such action may have a negative impact on our reputation, readership, and financial results. These risks apply to editors, contributors, or other personnel who are currently part of the organization, as well as any such people who were part of our organization in the past or become part of us in the future, whether by acquisition or otherwise. In addition, any failures by us to continue to effectively instill in our employees the expectation of independence and integrity may devalue our reputation over time. Our reputation may also be harmed by factors beyond our control, such as adverse news reports about our products and services, negative publicity about the investment newsletter, financial technology, or artificial intelligence industries generally, or negative publicity about key personnel associated with our business. These events could materially adversely affect our business, results of operations, and financial condition.

If demand for our services does not develop as expected, our projected revenues and profits will be affected.

Our future potential for meaningful revenues, positive cash flows and profitability will be influenced by many factors, including economics, the health of financial markets, technological advancements, governmental regulation, world events and, importantly, changing customer preferences and demand for our products. Our expectations as to the size of the market, demand for our services and our ability to sell our products and services in this market may not be correct. If we are incorrect, our revenue may not materialize and our business will be adversely affected.

The financial technology sector is subject to rapid change, and there are risks associated with new products and services.

Software-driven products and services such as ours are characterized by rapidly changing technology. Our products and services may require continual improvement in order to satisfy the demand by our customers for new features and capabilities. Our future success will depend upon our ability to introduce products and services and to add new features and enhancements that keep pace with technological and market developments. The development of new services and products and the enhancement of existing services and products entail significant technical risks. There can be no assurance that we will be successful in (i) developing, maintaining and improving one or more products; (ii) effectively using new technologies; (iii) adapting our services and products to emerging industry standards, in particular as they relate to the use of AI; or (iv) developing, introducing and marketing service and product enhancements or new services and products. Furthermore, there can be no assurance that we will not experience difficulties that could delay or prevent the successful development, introduction or marketing of these services and products, or that our new service and product enhancements will adequately satisfy the requirements of the marketplace and achieve market acceptance. If we are unable, for technical or other reasons, to develop and introduce new services and products or enhancements of existing services and products in a timely manner in response to changing market conditions or customer requirements, or if new services and products do not achieve market acceptance, our business, results of operations or financial condition could be materially and adversely affected.

Our success depends on our ability to respond to and adapt to changes in technology and consumer behavior.

We believe the technology landscape has been changing at an accelerating rate over the past several years. Advances in technology have led to an increasing number of methods for the delivery of content, including financial research publications, and have resulted in a wide variety of consumer demands and expectations, which are also rapidly evolving. The increasing number of channels through which consumers access content available on the Internet, through social networking tools and through mobile and other devices distributing content, is expanding consumer choice significantly. In addition, there has been an increasing focus on technology not merely supplying additional tools for Users, but also offering solutions to specific customer problems. Given a multitude of media choices and a dramatic increase in accessible information, consumers may place greater value on when, where, how, and at what price they consume digital content, including financial research. If we are unable to exploit new and existing technologies to distinguish our products and services from those of our competitors or adapt to new distribution methods that provide optimal User experiences, our business, results of operations, and financial condition may be adversely affected. In addition, our reputation could suffer if we are perceived as not moving quickly enough to meet the changing needs of investors.

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Our future success will continue to depend upon our ability to identify and develop new products and User enhancements that address the future needs of our Users and respond to their changing standards and practices. We may not be successful in developing, introducing, marketing, licensing, and implementing new products and enhancements on a timely and cost-effective basis or without impacting the performance, stability, security, or efficiency of existing products and systems. Further, any new products and enhancements may not adequately meet the needs of our Users. Our failure or inability to anticipate and respond to changes in the marketplace, including competitor developments, may also adversely affect our business, operations, and growth.

Furthermore, the success of our software products depends on frequently rolling out new features so that we can quickly incorporate User feedback, and we cannot guarantee that we will successfully adapt our software to meet such evolving customer needs. Our competitive position and business results may suffer if we fail to meet subscriber demands, if our execution speed is too slow, or if we adopt a technology strategy that does not align with changes in the market.

As technology continues to evolve, the expenditures necessary to integrate new technology into our products and services could be substantial, and we may incur additional operating expenses if such integration projects take longer than anticipated. There can be no assurance that we will have sufficient funds available to fund any of these projects or that the projects will be completed on time or within budget. Other companies employing new technologies before we are able to do so could aggressively compete with our business. If we are not successful in responding to changes in technology and consumer behavior, we may lose new business opportunities or potential renewals or upgrades from existing Users and our business, financial condition, and prospects may be adversely affected.

Our services are based in a new and unproved market and are subject to the risks of failure inherent in the development of new products and services.

Because our business is based in part on new technologies, we are subject to risks of failure that are particular to new technologies, including the possibility that:

●	our new product development process will not result in any products or services that gain market acceptance;

●	our services could be restricted;

●	proprietary rights of third parties may preclude us from marketing our new product and services; or

●	third parties may market superior or more cost-effective products or services.

As a result, our development activities may not result in a commercially viable product or service, which would harm our sales, revenue and financial condition.

If we fail to effectively manage our growth, our business, results of operations, and financial condition could be harmed.

The growth and expansion of our business create significant challenges for our management, operational, and financial resources. In the event of continued growth of our operations or the number of our third-party relationships, our information technology systems and our internal controls and procedures may not be adequate to support our operations. To effectively manage our growth, we must continue to improve our operational, financial, and management processes and systems and to effectively expand, train, and manage our employee base. As our organization continues to grow and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the benefits of our corporate culture, including our ability to quickly develop and launch new and innovative products and solutions. This could negatively affect our business performance.

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We continue to experience growth in our headcount and operations, which will continue to place significant demands on our management and our operational and financial infrastructure. As we continue to grow, we must effectively integrate, develop, and motivate new employees, and we must maintain the beneficial aspects of our corporate culture. If we fail to effectively manage our hiring needs and successfully integrate our new hires, our efficiency, ability to meet our forecasts, and employee morale, productivity, and retention could suffer, and our business, results of operations, and financial condition could be adversely affected.

In addition, our rapid growth may make it difficult to evaluate our future prospects. Our ability to forecast our future results of operations is subject to a number of uncertainties, including our ability to effectively plan for and model future growth. We have encountered in the past, and may encounter in the future, risks and uncertainties frequently experienced by growing companies in rapidly changing industries. If we fail to achieve the necessary level of efficiency in our organization as we grow, or if we are not able to accurately forecast future growth, our business, results of operations, and financial condition could be harmed.

Given that our revenues will be insufficient to fund our operating expenses for the foreseeable future, we will need to raise additional capital even following this offering to support our operations.

Given that our revenues will be insufficient to fund our operating expenses for the foreseeable future, we will need to procure additional financing over time, even following this offering, the amount and timing of which will depend on a number of factors, including the pace of expansion of our business development opportunities and customer base, the scope of service development to be undertaken by us, the need to respond to customer needs for improvement of service offerings, the services offered and development efforts, the cash flow generated by our operations, the extent of losses with respect to matters identified as risk factors herein and the extent of other unanticipated areas or amounts of expenditure. We cannot fully predict the timing and extent to which we will require additional financing. There can be no assurance regarding the availability or terms of additional financing we may be able to procure over time on favorable terms, or at all. Any new investor may require that any future debt financing or issuance of preferred equity by us could be senior to the rights of shareholders, and any future issuance of equity could result in the dilution of the value of our shares.

Our future success depends on attracting, developing, and retaining capable management, editors, and other key personnel.

Our ability to compete in the marketplace depends upon our ability to recruit and retain key employees, including executives to operate our business, technology personnel to run our platforms and other systems, implement referral codes and utilizing affiliate links to expand our distribution lines.

Many of our key employees are bound by agreements containing non-competition provisions. There can be no assurances that these arrangements with key employees will provide adequate protections to us or will not result in management changes that would have material adverse impact on us. In addition, we may incur increased costs to continue to compensate our key executives, as well as other employees, through competitive salaries, stock ownership, and bonus plans. Nevertheless, we can make no assurances that these programs will allow us to retain our management or key employees or hire new employees. The loss of one or more of our key employees, or our inability to attract experienced and qualified replacements, could materially adversely affect our business, results of operations, and financial condition.

In addition, some of our products, particularly our editorial products, reflect the talents, efforts, personalities, investing skills, portfolio returns, and reputations of their respective editors. As a result, the services of these key editors and analysts form an essential element of our revenue. There is a limited pool of editors and analysts who have the requisite skills, training, and education necessary to meet our standards for our editorial products. We compete with many businesses and organizations that are seeking skilled individuals, particularly those with experience in the financial industry and those with degrees in technical fields, who are particularly critical to our editorial products. Competition for such professionals can be intense, as other companies seek to enhance their positions in the markets we serve.

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If we are unable to retain key editors and analysts, or should we lose the services of one or more of them to death, disability, loss of reputation, or any other reason, or should their popularity diminish or their investing returns and investing ideas fail to meet or exceed benchmarks and investor expectations, we may fail to attract new editors and analysts acceptable to our readers. Therefore, the loss of services of one or more of our key editors and analysts could have a material adverse effect on our business, results of operations, and financial condition.

Any restrictions on our use of, or ability to license data, or our failure to license data and integrate third-party technologies, could have a material adverse effect on our business, financial condition, and results of operations.

We depend upon licenses from third parties for some of the technology and data used in our applications, and for some of the technology platforms upon which these applications are built and operate. We expect that we may need to obtain additional licenses from third parties in the future in connection with the development of our services. In addition, we obtain a portion of the data that we use from various securities and option exchanges. We believe that we have all rights necessary to use the data that is incorporated into our services. However, we cannot assure you that our licenses for information will allow us to use that information for all potential or contemplated applications and products.

In the future, data providers could withdraw their data from us or restrict our usage for any reason, including if there is a competitive reason to do so, if legislation is passed restricting the use of the data, or if judicial interpretations are issued restricting use of the data that we currently use in our products and services. If a substantial number of data providers were to withdraw or restrict their data and if we are unable to identify and contract with suitable alternative data suppliers and integrate these data sources into our service offerings, our ability to provide services to our subscribing customers would be materially adversely impacted, which could have a material adverse effect on our business, financial condition, and results of operations.

We also integrate into our proprietary applications and use third-party software to maintain and enhance, among other things, content generation and delivery, and to support our technology infrastructure. Our use of third-party technologies exposes us to increased risks, including, but not limited to, risks associated with the integration of new technology into our products, the diversion of our resources from development of our own proprietary technology, and our inability to generate revenue from licensed technology sufficient to offset associated acquisition and maintenance costs. These technologies may not be available to us in the future on commercially reasonable terms or at all and could be difficult to replace once integrated into our own proprietary applications. Most of these licenses can be renewed only by mutual consent and may be terminated if we breach the terms of the license and fail to cure the breach within a specified period of time. Our inability to obtain, maintain, or comply with any of these licenses could delay development until equivalent technology can be identified, licensed, and integrated, which would harm our business, financial condition, and results of operations.

Most of our third-party licenses are non-exclusive and our competitors may obtain the right to use any of the technology covered by these licenses to compete directly with us. If our data suppliers choose to discontinue support of the licensed technology in the future, we might not be able to modify or adapt our own solutions.

Because we recognize revenue from subscriptions for our services over the term of the subscription, downturns or upturns in new business may not be immediately reflected in our operating results.

We generally recognize revenue from Users with paid subscriptions ratably over the terms of their subscription agreements, which are typically one year, although we also offer our services for a term of one month. As a result, most of the revenue we report in each period is the result of subscription agreements entered into during prior periods. Consequently, a decline in new or renewed subscriptions in any one period may not be reflected in our revenue results for that period. However, any such decline will negatively affect our revenue in future periods. Accordingly, the effect of significant downturns in sales, our failure to achieve internal sales targets, a decline in the market acceptance of our services, or potential decreases in our retention rate may not be fully reflected in our operating results until future periods. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from additional sales must be recognized over the applicable subscription term. By contrast, a significant portion of our operating costs are expensed as incurred, which occurs as soon as a subscriber purchases a product. As a result, an increase in Users could result in recognition of more costs than revenue in the earlier portion of the subscription term. We may not attain sufficient revenue to maintain positive cash flow from operations or achieve profitability in any given period.

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We are subject to payment processing risk.

Our Users pay for our services using a variety of different payment methods, including credit and debit cards. We rely on internal systems, as well as those of third parties, to process payments. Acceptance and processing of these payment methods are subject to certain rules and regulations, including additional authentication requirements for certain payment methods, and require payment of interchange and other fees. To the extent there are increases in payment processing fees, material changes in the payment ecosystem, such as large re-issuances of payment cards, changes in public perception and confidence in the payment systems we are utilizing, delays in receiving payments from payment processors, changes to rules or regulations concerning payments, loss of payment partners, and/or disruptions or failures in our payment processing systems, partner systems, or payment products, including products we use to update payment information, our revenue, operating expenses, and results of operations could be adversely impacted. In addition, from time to time, we encounter fraudulent use of payment methods, which could impact our results of operations and, if not adequately controlled and managed, could create negative consumer perceptions of our products and services. If we are unable to maintain our fraud and chargeback rate at acceptable levels, card networks may impose fines, our card approval rate may be impacted, and we may be subject to additional card authentication requirements. The termination of our ability to process payments on any major payment method would significantly impair our ability to operate our business.

We may experience disruption to our servers or our software which could cause us to lose customers.

Our ability to successfully create and deliver our content or manage and deploy our products and services will depend in large part on the capacity, reliability and security of our networking hardware, software and telecommunications infrastructure. Failures of our network infrastructure could result in unanticipated expenses to address such failures and could prevent our customers from effectively utilizing our services, which could prevent us from retaining and attracting customers. We currently have a limited disaster recovery plan in place. Our system will be susceptible to natural and man-made disasters, including global pandemics, war, terrorism, earthquakes, fires, floods, power loss and vandalism. Further, telecommunications failures, computer viruses, electronic break-ins or other similar disruptive problems could adversely affect the operation of our systems. Such a disruption could cause us to lose customers and possibly subject us to litigation, any of which could have a material adverse effect on our business. Our insurance policies may not adequately compensate us for any losses that may occur due to any damages or interruptions in our systems. Accordingly, we could incur capital expenditures in the event of unanticipated damage. In addition, our paying Users and other customers will depend on Internet service providers, or ISPs, for access to our website. In the past, ISPs and websites have experienced significant system failures and could, in the future, experience outages, delays and other difficulties due to system failures unrelated to our systems. These problems could harm our business by preventing our customers from effectively utilizing our services.

A failure or breach of our security systems or infrastructure as a result of cyberattacks could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs and cause losses.

Information security risks for financial technology companies, such as us, have significantly increased in recent years in part because of the proliferation of new technologies, the use of the Internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties. These threats may derive from fraud or malice on the part of our employees or third parties, or may result from human error or accidental technological failure. These threats include cyberattacks, such as computer viruses, malicious code, phishing attacks or information security breaches.

Our operations will, in part, rely on the secure processing, transmission and storage of confidential proprietary and other information in our computer systems and networks. Our customers will rely on our digital technologies, software and networks to utilize our products or services. In addition, to access our products and services, our customers will use personal devices that may be beyond our control.

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If a cyberattack or other information security breach occurs, it could lead to security breaches of the networks, systems or devices that our customers use to access our products and services which could result in the unauthorized disclosure, release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information (including account data information and payment information) or data security compromises. Such events could also cause service interruptions, malfunctions or other failures in the physical infrastructure or operations systems that will support our businesses and customers, as well as the operations of our customers or other third parties. Any actual attacks could lead to damage to our reputation with our customers, other parties, and the market, additional costs to our business (such as repairing systems, adding new personnel or protection technologies or compliance costs), regulatory penalties, financial losses to us and our customers, and the loss of customers and business opportunities. If such attacks are not detected immediately, their effect could be compounded.

Although we will attempt to mitigate these risks, there can be no assurance that we will be immune to these risks and not suffer losses in the future.

Adverse or weakened conditions in the financial sector, global financial markets, and global economy may impact our results.

Our business results are partly driven by factors outside of our control, including general economic and financial market trends. Any unfavorable changes in the environment in which we operate could cause a corresponding negative effect on our business results, as they may cause customers to become particularly cautious about capital and data content expenditures. As a result, we may experience lower revenue, cash flow, and other financial results in the event of a market downturn. In addition, global macroeconomic conditions and U.S. financial markets remain vulnerable to potential risks posed by exogenous shocks, which could include, among other things, political and financial uncertainty in the United States and the European Union, concerns about China’s economy, complications involving terrorism, armed conflicts, civil unrest around the world, or other challenges to global trade or travel, such as the effect on the global economy caused by the COVID-19 pandemic or any future global pandemic. A prolonged period of contraction in the global economy could adversely affect our business, results of operation, and financial condition.

Adverse litigation judgments or settlements resulting from legal proceedings relating to our business operations could materially adversely affect our business, results of operations, and financial condition.

From time to time, we may be subject to allegations, and may be party to legal claims and regulatory proceedings, relating to our business operations. Such claims may include defamation, libel, intellectual property infringement, securities law violations, misappropriation, dilution, violation, fraud or negligence, or other theories of liability, in each case relating to the articles, commentary, trade ideas, or other information we provide through our services. Such allegations, claims, and proceedings may be brought by third parties, including customers, partners, employees, governmental or regulatory bodies, or competitors, and may include class actions.

Defending against such claims and proceedings is costly and time-consuming and may divert management’s attention and personnel resources from our normal business operations. The outcome of many of these claims and proceedings cannot be predicted, and any claims asserted against us regardless of merit or eventual outcome, may harm our reputation. Our insurance or indemnities may not cover all claims that may be asserted against us. If any of these claims or proceedings were to be determined adversely to us, a judgment, fine, or settlement involving a payment of a material sum of money were to occur, or injunctive relief was issued against us, our business, results of operations, and financial condition could be materially adversely affected.

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Risks Related to Government Regulation

We are not currently registered as an investment adviser and if we should have registered as an investment adviser, our failure to do so could subject us to civil and/or criminal penalties.

Certain services provided by us may cause us to meet the definition of “investment adviser” in the Investment Advisers Act of 1940, or Investment Advisers Act, and similar state laws. Under the Investment Advisers Act, an “investment adviser” is defined as a “person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities.” In particular, certain of the content on our SentimenTrader platform, such as Kaeppel’s Corner, posted by our personnel, and other content available on our Facebook, LinkedIn and Twitter official account, may constitute investment advice. In addition, in general, disclaimers, such as those included in our User’s Subscription Agreement, do not change the character of the advice provided for Investment Advisers Act purposes.

We rely on the “publisher’s exclusion” from the definition of “investment adviser” under Section 202(a)(11)(D) of the Investment Advisers Act, as interpreted by legal precedent. The publisher’s exclusion requires that product or service offerings must be: (1) of a general and impersonal nature, in that the research provided is not adapted to any specific portfolio or any client’s particular needs; (2) “bona fide” or genuine, in that it contains disinterested discussion and analysis as opposed to promotional material; and (3) of general and regular circulation, in that it is not timed to specific market activity or to events affecting, or having the ability to affect, the securities industry. The basis for reliance on such exclusion will depend on a facts-and-circumstances analysis. We intend at all times to operate our business in a manner as to not become inadvertently subject to the regulatory requirements under the Investment Advisers Act.

If we meet the definition of “investment adviser” in the Investment Advisers Act, and do not meet the requirements for reliance on the “publisher’s exclusion” from the definition of “investment adviser” or another exclusion, exemption, or exception from the registration requirements under the Investment Advisers Act, we will have to register as an investment adviser with the SEC pursuant to the Investment Advisers Act and potentially with one or more states under similar state laws. Registration requirements for investment advisers are significant. If we are deemed to be an investment adviser and are required to register with the SEC and potentially one or more states as an investment adviser, we will become subject to the requirements of the Investment Advisers Act and the corresponding state laws. The Investment Advisers Act requires: (i) fiduciary duties to clients; (ii) substantive prohibitions and requirements; (iii) contractual requirements; (iv) record-keeping requirements; and (v) administrative oversight by the SEC, primarily by inspection. Requirements and obligations imposed on investment advisers can be burdensome and costly. If it is deemed that we are out of compliance with such rules and regulations, we may also be subject to civil and/or criminal penalties. Applicable state laws may have similar or additional requirements. If we are required to register under these laws, we may no longer be able to continue to offer our products or services, which may have a significant adverse impact on our business and results of operations.

Failure to comply with data privacy and security laws and regulations could adversely affect our operating results and business.

In the ordinary course of our business, we might collect and store in our internal and external data centers, cloud services and networks sensitive data, including our proprietary business information and that of our Users and business collaborators, as well as personal information of our customers and employees. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. The number and sophistication of attempted attacks and intrusions that companies have experienced from third parties has increased over the past few years. Despite our security measures, it is impossible for us to eliminate this risk.

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A number of U.S. states have enacted data privacy and security laws and regulations that govern the collection, use, disclosure, transfer, storage, disposal, and protection of personal information, such as social security numbers, financial information and other sensitive personal information. For example, all 50 states and several U.S. territories now have data breach laws that require timely notification to affected individuals, and at times regulators, credit reporting agencies and other bodies, if a company has experienced the unauthorized access or acquisition of certain personal information. Other state laws, such as the California Consumer Privacy Act, as amended, or the “CCPA”, among other things, contain disclosure obligations for businesses that collect personal information about residents in their state and affords those individuals new rights relating to their personal information that may affect our ability to collect and/or use personal information. We are subject to the California Privacy Rights Act, which expands upon the consumer data use restrictions, penalties and enforcement provisions under the California Consumer Privacy Act, the Virginia Consumer Data Protection Act, another comprehensive data privacy law, the Colorado Privacy Act and Connecticut’s An Act Concerning Personal Data Privacy and Online Monitoring, which are also comprehensive consumer privacy laws. Effective December 31, 2023, we became subject to the Utah Consumer Privacy Act, regarding business handling of consumers’ personal data. Meanwhile, several other states and the federal government have considered or are considering privacy laws like the CCPA. We will continue to monitor and assess the impact of these laws, which may impose substantial penalties for violations, impose significant costs for investigations and compliance, allow private class-action litigation and carry significant potential liability for our business.

Outside of the U.S., data protection laws, including the EU General Data Protection Regulation, or the GDPR, also might apply to some of our operations or business collaborators. Legal requirements in these countries relating to the collection, storage, processing and transfer of personal data/information continue to evolve. The GDPR imposes, among other things, data protection requirements that include strict obligations and restrictions on the ability to collect, analyze and transfer EU personal data/information, a requirement for prompt notice of data breaches to data subjects and supervisory authorities in certain circumstances, and possible substantial fines for any violations (including possible fines for certain violations of up to the greater of 20 million Euros or 4% of total company revenue). Other governmental authorities around the world have enacted or are considering similar types of legislative and regulatory proposals concerning data protection.

The interpretation and enforcement of the laws and regulations described above are uncertain and subject to change and may require substantial costs to monitor, implement and maintain adequate compliance programs. Failure to comply with U.S. and international data protection laws and regulations could result in government enforcement actions (which could include substantial civil and/or criminal penalties), private litigation and/or adverse publicity and could negatively affect our operating results and business.

Our failure to comply with the anti-corruption, trade compliance, and economic sanctions laws and regulations of the United States and applicable international jurisdictions could materially adversely affect our reputation and results of operations.

We must comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, which may include the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and the U.K. Bribery Act 2010 (the “Bribery Act”), as well as the laws of the countries where we do business. These laws and regulations apply to companies, individual directors, officers, employees, and agents, and may restrict our operations, trade practices, investment decisions, and partnering activities. Where they apply, the FCPA and the Bribery Act prohibit us and our officers, directors, employees, and business partners acting on our behalf, including joint venture partners and agents, from corruptly offering, promising, authorizing, or providing anything of value to public officials for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The Bribery Act also prohibits non-governmental “commercial” bribery and accepting bribes. As part of our business, we may deal with governments and state-owned business enterprises, the employees and representatives of which may be considered public officials for purposes of the FCPA and the Bribery Act. We are also subject to the jurisdiction of various governments and regulatory agencies around the world, which may bring our personnel and agents into contact with public officials responsible for issuing or renewing permits, licenses, or approvals or for enforcing other governmental regulations.

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Our business also must be conducted in compliance with applicable economic sanctions laws and regulations, such as laws administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council, and other relevant sanctions authorities. Our operations expose us to the risk of violating, or being accused of violating, anti-corruption, trade compliance, and economic sanctions laws and regulations, and those risks may be heightened as we expand globally. Our failure to successfully comply with these laws and regulations may expose us to reputational harm, significant sanctions, including criminal fines, imprisonment, civil penalties, disgorgement of profits, injunctions, and debarment from government contracts, and other remedial measures. Investigations of alleged violations can be expensive and disruptive. Despite our compliance efforts and activities, we cannot assure compliance by our employees or representatives for which we may be held responsible, and any such violation could materially adversely affect our reputation, business, financial condition, and results of operations.

Our business could be negatively impacted by changes in the U.S. political environment.

There is significant ongoing uncertainty with respect to potential legislation, regulation and government policy at the federal, state and local levels, including as a result of the 2024 elections and the ongoing difficulties of political consensus, in the United States. Such uncertainty and any material changes in such legislation, regulation and government policy could significantly impact our business as well as the markets in which we compete. Specific legislative and regulatory proposals that might materially impact us include, but are not limited to, changes to liability rules for Internet platforms, new laws or regulations regarding the development and use of AI generally, and specifically within the context of financial markets, data privacy regulations, corporate tax regulations and the U.S. federal tax code and public company reporting requirements, immigration policies and enforcement, healthcare law, minimum wage laws, climate and energy policies, foreign trade and relations with foreign governments, pandemic response and increased antitrust scrutiny in the finance or tech industries. To the extent changes in the political environment have a negative impact on us or on our customers, our markets, our business, results of operation and financial condition could be materially and adversely impacted in the future.

Our business depends on our customers’ continued and unimpeded access to the Internet and the development and maintenance of Internet infrastructure. Internet access providers may be able to block, degrade or charge for access to certain of our services, which could lead to additional expenses and the loss of customers.

Our services depend on the ability of our customers to access the Internet. Currently, this access is provided by companies having significant market power in the broadband and Internet access marketplace, including incumbent telephone companies, cable companies, mobile communications companies and government-owned service providers. Some of these providers have the ability to take measures including legal actions, that could degrade, disrupt or increase the cost of subscriber access to certain of our services by restricting or prohibiting the use of their infrastructure to support our services, charging increased fees to our Users, or regulating online speech. Such interference could result in a loss of existing Users, potential future advertisers and goodwill, could result in increased costs and could impair our ability to attract new Users, thereby harming our revenue and growth. Moreover, the adoption of any laws or regulations adversely affecting the growth, popularity or use of the Internet, including laws impacting Internet neutrality, could decrease the demand for our services and increase our operating costs. The legislative and regulatory landscape regarding the regulation of the Internet and, in particular, Internet neutrality in the U.S. is subject to uncertainty.

To the extent any laws, regulations or rulings permit Internet service providers to charge some Users higher rates than others for the delivery of their content, Internet service providers could attempt to use such law, regulation or ruling to impose higher fees or deliver our content with less speed, reliability or otherwise on a non-neutral basis as compared to other market participants, and our business could be adversely impacted. Internationally, government regulation concerning the Internet, and in particular, network neutrality, may be developing or non-existent. Within such a regulatory environment, we could experience discriminatory or anticompetitive practices impeding both our and our Users’ domestic and international growth, increasing our costs or adversely affecting our business. Additional changes in the legislative and regulatory landscape regarding Internet neutrality, or otherwise regarding the regulation of the Internet, could harm our business, operating results and financial condition.

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Our business could be affected by new governmental regulations regarding the Internet.

To date, government regulations have not materially restricted use of the Internet in most parts of the world. However, the legal and regulatory environment relating to the Internet is uncertain, and governments may impose regulation in the future. New laws may be passed, courts may issue decisions affecting the Internet, existing but previously inapplicable or unenforced laws may be deemed to apply to the Internet or regulatory agencies may begin to more rigorously enforce such formerly unenforced laws, or existing legal safe harbors may be narrowed, both by U.S. federal or state governments and by governments of foreign jurisdictions. The adoption of any new laws or regulations, or the narrowing of any safe harbors, could hinder growth in the use of the Internet and online services generally, and decrease acceptance of the Internet and online services as a means of communications, e-commerce and advertising. In addition, such changes in laws could increase our costs of doing business or prevent us from delivering our services over the Internet or in specific jurisdictions, which could harm our business and our results of operations.

Risks Related to Our Intellectual Property

If we fail to develop or protect our intellectual property adequately, our business could suffer.

We have attempted, and may attempt, to develop certain intellectual property of our own, but cannot assure that we will be able to obtain exclusive rights in trade secrets, patents, trademark registrations and copyright registrations. At this time, we are unsure of what types of intellectual property might be developed. The cost of developing, applying for and obtaining such enforceable rights is expensive. Even after such enforceable rights are obtained, there are significant costs for maintaining and enforcing them. We may lack the resources to put in place exclusive protection and enforcement efforts. Also, certain of our service offerings draw from publicly available technology in the marketplace. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, financial condition and results of operations.

If we were to develop intellectual property, we may seek to enforce our intellectual property rights on others through litigation. Our claims, even if meritorious, may be found invalid or inapplicable to a party we believe infringes or has misappropriated our intellectual property rights. In addition, litigation can:

●	be expensive and time consuming to prosecute or defend;

●	result in a finding that we do not have certain intellectual property rights or that such rights lack sufficient scope or strength;

●	divert management’s attention and resources; or

●	require us to license our intellectual property.

We may rely on trademarks or service marks to establish a market identity for our products or services. To maintain the value of our trademarks or service marks, we may have to file lawsuits against third parties to prevent them from using marks confusingly similar to or dilutive of our registered or unregistered trademarks or service marks. We also may not obtain registrations for our pending or future trademark or service marks applications, and may have to defend our registered trademark or service marks and pending applications from challenge by third parties. Enforcing or defending our registered and unregistered trademarks or service marks may result in significant litigation costs and damages, including the inability to continue using certain marks.

The laws of foreign countries in which we may contemplate doing business in the future may not recognize intellectual property rights or protect them to the same extent as do the laws of the United States. Adverse determinations in a judicial or administrative proceeding could prevent us from offering or providing our products or services or prevent us from stopping others from offering or providing competing services, and thereby have a material adverse effect on our business, financial condition, and results of operations.

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General Risk Factors

Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and therefore are not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a publicly traded company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Though we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. As an “emerging growth company,” as defined in the JOBS Act, we may take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes Oxley Act (and the rules and regulations of the Securities and Exchange Commission thereunder). Once we no longer qualify as an “emerging growth company” under the JOBS Act and lose the ability to rely on the exemptions related thereto discussed above and depending on our status as per Rule 12b-2 of the Securities Exchange Act of 1934, as amended, our independent registered public accounting firm may also need to attest to the effectiveness of our internal control over financial reporting under Section 404.

Based on the number of personnel available to serve our accounting function, management believes we are not able to adequately segregate responsibility over financial transaction processing and reporting. Further, we do not have a formal internal control environment in place and operating effectively. As such, we have identified these issues as material weaknesses in our internal control over financial reporting and we may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If our remediation of such material weaknesses is not effective, or if we fail to develop and maintain an effective system of internal controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be materially and adversely affected and the market price of our common stock could be negatively affected, which could require additional financial and management resources.

An overall decline in the health of the economy and other factors impacting consumer spending, such as recessionary conditions, governmental instability, inclement weather, and natural disasters, may affect consumer purchases, which could reduce demand for our products and harm our business, financial conditions, and results of operations.

Our business depends on consumer demand for our platform and, consequently, is sensitive to a number of factors that influence consumer confidence and spending, such as general economic conditions, consumer disposable income, energy and fuel prices, recession and fears of recession, unemployment, minimum wages, availability of consumer credit, consumer debt levels, conditions in the housing market, interest rates, tax rates and policies, inflation, consumer confidence in future economic conditions and political conditions, war and fears of war, inclement weather, natural disasters, terrorism, outbreak of viruses or widespread illness, and consumer perceptions of personal well-being and security.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to use the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our common stock less attractive to investors. In addition, if we cease to be an emerging growth company, we will no longer be able to use the extended transition period for complying with new or revised accounting standards.

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We will remain an emerging growth company until the earliest of: (1) the last day of the fiscal year following the fifth anniversary of our listing; (2) the last day of the first fiscal year in which our annual gross revenue is $1.235 billion or more; (3) the date on which we have, during the previous rolling three-year period, issued more than $1 billion in non-convertible debt securities; and (4) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC.

We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. For example, if we do not adopt a new or revised accounting standard, our future results of operations may not be comparable to the results of operations of certain other companies in our industry that adopted such standards. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes appearing elsewhere in this prospectus. We base our estimates on short duration historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses. Significant estimates and judgments involve the valuation of stock-based compensation. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

Our current insurance coverage may not be adequate, and we may not be able to obtain insurance at acceptable rates, or at all.

We currently have a business liability insurance policies covering our business. These policies may not provide sufficient coverage in the face of significant claims or multiple claims. Claims exceeding our insurance coverage, or outside of our insurance coverage, could create significant increases in internal costs. If we incur such costs, it could have a material adverse effect on our business, financial condition, and operating results.

Risks Relating to Our Securities and this Offering

Our directors, executive officers and current affiliated and other principal stockholders will continue to have substantial control over our company after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control.

Upon completion of this offering, our executive officers, directors and current affiliated and other principal stockholders and their affiliates will own [●] shares of our common stock, or approximately [●]% of the outstanding shares of our common stock, based on the number of shares outstanding as of the date of this prospectus and assuming the sale of [●] share of common stock in this offering at an assumed initial public offering price of $[●] per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, and underwriters’ over-allotment option is not exercised. As a result, these stockholders will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

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Our trading price and trading volume could decline if securities or industry analysts do not publish research about our business, or if they publish unfavorable research.

Equity research analysts do not currently provide coverage of our common stock, and we cannot assure that any equity research analysts will adequately provide research coverage of our common stock after the listing of our common stock on the Nasdaq. To the extent equity research analysts do provide research coverage of our common stock, we will not have any control over the content and opinions included in their reports. The trading price of our common stock could decline if one or more equity research analysts downgrade our stock or publish other unfavorable commentary or research. If one or more equity research analysts cease coverage of our company or fail to regularly publish reports on us, the demand for our common stock could decrease, which in turn could cause our trading price or trading volume to decline.

We do not intend to pay dividends for the foreseeable future.

We do not intend to pay any cash dividends in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our capital stock will be at the discretion of our board of directors. Accordingly, you must rely on the sale of your common stock after price appreciation, which may never occur, as the only way to realize any future gain on your investment.

Our quarterly operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to the introduction of technologically more advanced products, and other factors, some of which are beyond our control, resulting in a decline in our stock price.

Our quarterly operating results may fluctuate significantly because of several factors, including:

●	labor availability and costs for hourly and management personnel;

●	changes in interest rates;

●	macroeconomic conditions, both nationally and locally;

●	changes in consumer preferences and competitive conditions;

●	expansion to new markets;

●	increases in new product development costs;

●	changes in retail investor trends; and

●	increases in infrastructure costs.

Unanticipated fluctuations in our quarterly operating results could result in a decline in our stock price.

Our failure to meet the continued listing requirements of Nasdaq could result in a de-listing of our common stock.

If after listing we fail to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to de-list our common stock. Such a de-listing would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a de-listing, we would take actions to restore our compliance with Nasdaq’s listing requirements, but we can provide no assurance that any such action taken by us would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

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If our shares are delisted from Nasdaq and become subject to the penny stock rules, it would become more difficult to trade our shares.

The Securities and Exchange Commission (“SEC”) has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not obtain or retain a listing on Nasdaq and if the price of our common stock is less than $5.00, our common stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock, and therefore stockholders may have difficulty selling their shares.

Our management will have broad discretion in how we use the net proceeds of this offering and might not use them effectively.

Our management will have considerable discretion over the use of proceeds from this offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used in a manner which you may consider most appropriate. Our management might spend a portion or all of the net proceeds from this offering in ways that our stockholders do not desire or that might not yield a favorable return. The failure by our management to apply these funds effectively could harm our business. Furthermore, you will have no direct say on how our management allocates the net proceeds of this offering. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

Future sales by our common stock may adversely affect the market price of our securities and our ability to raise funds in new offerings.

Sales of our common stock in the public market following this offering or at the conclusion of any required lock-up periods could lower the market price of our common stock. Sales may also make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that our management deems acceptable or at all. Of the 12,037,513 shares of common stock outstanding as of June 18, 2024, [●] shares are, or will be, freely tradable without restriction immediately after the consummation of this offering, and approximately [●] of these shares, representing shares not held by our “affiliates,” generally may be resold under SEC Rule 144 beginning 90 days from the effectiveness of the registration statement of which this prospectus forms a part, subject to any lock-up agreements entered into between such stockholder and Benchmark.

Additionally, we intend to register shares of common stock that are reserved for issuance under our 2024 Equity Incentive Plan. For more information, see the section entitled “Shares Eligible for Future Sale — Registration Statements on Form S-8.”

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that such sales will occur, could adversely affect the market price of our common stock and make it difficult for us to raise funds through securities offerings in the future. Of the shares that will be outstanding after this offering, the shares offered by this prospectus will be eligible for immediate sale in the public market without restriction by persons other than our affiliates.

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Future sales of shares of our common stock by our principal shareholders or by our officers and directors may negatively impact the market price for our common stock.

Subject to compliance with applicable securities laws, our principal shareholders Elixir Technology Inc., Up and Up Ventures Limited, and Greentown Investments Corporation Limited as well as our directors and officers and their affiliates may sell some or all of their shares of our common stock in the future. No prediction can be made as to the effect, if any, such future sales of shares of our common stock may have on the market price of the shares of our common stock prevailing from time to time. However, the future sale of a substantial number of shares of our common stock by our directors and officers and their affiliates, or the perception that such sales could occur, could adversely affect prevailing market prices for our shares of our common stock.

Future offerings of debt or equity securities may rank senior to our common stock.

We have a present need for additional capital, and we will likely continue to seek to raise new funding from time to time through the issuance of debt or equity securities. Our Board of Directors has the ability, without further approval of our stockholders, to issue debt or equity securities in the future, ranking senior to our common stock or otherwise incur additional indebtedness, it is possible that these securities or indebtedness will be governed by an indenture or other instrument containing covenants restricting our operating flexibility and limiting our ability to pay dividends to stockholders. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences, and privileges, including with respect to dividends, more favorable than those of our common stock and may result in dilution (perhaps significant) to our stockholders. Because our decision to issue debt or equity securities in any future offering or otherwise incur indebtedness will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of our future offerings or financings, any of which could reduce the market price of our common stock and dilute its value.

We may issue additional classes or series of preferred stock whose terms could adversely affect the voting power or value of our common stock.

Our Certificate of Incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations, and relative rights, including preferences over our common stock respecting dividends and distributions, as our Board may determine. The terms of one or more additional classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or dividend or liquidation preferences we might assign to holders of preferred stock could affect the residual value of our common stock.

The market price for our common stock may be volatile and will fluctuate.

The market price for shares of our common stock may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including the following: (i) a decrease in the demand for market analysis or market insight products and services; (ii) the liquidity of our common stock or lack thereof; (iii) significant acquisitions or business combinations, strategic partnerships, joint ventures, or capital commitments by or involving us or our competitors; (iv) news reports relating to trends, concerns, technological or competitive developments, regulatory changes, and other related issues in our industry or target markets; (v) revenue and earnings performance can significantly impact investor confidence and influence share price movements; (vi) leadership transitions or high-profile personnel changes may create uncertainty among investors and impact share price stability; and (vii) rapid advancements or disruptions in technology within our industry could affect market perceptions of our company’s ability to innovate and compete, leading to share price volatility. Financial markets often experience significant price and volume fluctuations that affect the market prices of equity securities of public entities and that are, in many cases, unrelated to the operating performance, underlying asset values or prospects of such entities. Accordingly, the market price of our shares of common stock may decline even if our operating results, underlying asset values or prospects have not changed.

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You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

You will incur immediate and substantial dilution as a result of this offering. After giving effect to the sale by us of [●] shares in this offering at a public offering price of $[●] per share (the mid-point of the range appearing on the front cover of this prospectus), and after deducting underwriting commissions and estimated offering expenses payable by us, investors in this offering can expect an immediate dilution of $[●] per share at the assumed public offering price. Additionally, to the extent that the warrants or options we will grant to our officers, directors and employees, are ultimately exercised, you will sustain future dilution. We may also acquire new businesses or finance strategic alliances by issuing equity, which may result in additional dilution to our stockholders. Following the completion of this offering, our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, or shares of our authorized but unissued preferred stock. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock. See the section entitled “Dilution.”

We will incur significant increased costs as a result of operating as a public company and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq, has imposed various requirements on public companies. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, we anticipate that compliance with these rules and regulations will increase our legal, accounting and financial compliance costs substantially. A number of those requirements will require us to carry out activities we have not done previously. For example, we will create new board committees and adopt new internal controls and disclosure controls and procedures. In addition, these rules and regulations may make our activities related to legal, accounting and financial compliance more difficult, time-consuming and costly and may also place undue strain on our personnel, systems and resources. Furthermore, if we identify any issues in complying with those requirements (for example, if we or our auditors identify a material weakness or significant deficiency in our internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect us, our reputation or investor perceptions of us. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain our current levels of such coverage. We estimate the additional costs we may incur to respond to these requirements to range from $350,000 to $500,000 annually, although unforeseen circumstances could increase actual costs. These increased costs will require us to divert a significant amount of money that we could otherwise use to expand our business and achieve our strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase our costs.

Our common stock may become the target of a “short squeeze.”

Beginning in 2021, the securities of several companies have increasingly experienced significant and extreme volatility in stock price due to short sellers of shares of common stock and buy-and-hold decisions of longer investors, resulting in what is sometimes described as a “short squeeze.” Short squeezes have caused extreme volatility in those companies and in the market and have led to the price per share of those companies trading at a significantly inflated rate that is disconnected from the underlying value of our business. Sharp rises in a company’s stock price may force traders in a short position to buy stock to avoid even greater losses. Many investors who have purchased shares in those companies at an inflated rate face the risk of losing a significant portion of their original investment as the price per share has declined steadily as interest in those stocks has abated. We may be a target of a short squeeze, and investors may lose a significant portion or all their investment if they purchase our shares at a rate that is significantly disconnected from our underlying value.

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If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the shares and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. If one or more of the analysts who cover us downgrades our common stock or publishes inaccurate or unfavorable research about our business, the market price for our common stock would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our common stock to decline.

An investment in our company may involve tax implications, and you are encouraged to consult your own advisors as neither we nor any related party is offering any tax assurances or guidance regarding our company or your investment.

An investment in our company generally involves complex federal, state and local income tax considerations. Neither the Internal Revenue Service nor any state or local taxing authority has reviewed the transactions described herein and may take different positions than the ones contemplated by management. You are strongly urged to consult your own tax and other advisors prior to investing, as neither we nor any of our officers, directors or related parties is offering you tax or similar advice, nor are any such persons making any representations and warrants regarding such matters.

Unanticipated changes in effective tax rates or adverse outcomes resulting from the examination of our income or other tax returns could adversely affect our financial condition and results of operations.

We will be subject to income taxes in the United States, and our domestic tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

●	changes in the valuation of our deferred tax assets and liabilities;

●	expected timing and amount of the release of any tax valuation allowances;

●	tax effects of stock-based compensation;

●	costs related to intercompany restructurings; or

●	changes in tax laws, regulations or interpretations thereof.

In addition, we may be subject to audits of our income, sales and other transaction taxes by federal, state and local authorities. Outcomes from these audits could have an adverse effect on our financial condition and results of operations.

Anti-takeover provisions in our charter documents and Delaware law could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock.

The anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change in control would be beneficial to our existing stockholders. Our amended and restated certificate of incorporation and our amended and restated bylaws, upon the consummation of this offering, may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. For example, our board of directors has the right to issue preferred stock without stockholder approval that could be used to dilute a potential hostile acquirer. As a result, you may lose your ability to sell your stock for a price in excess of the prevailing market price due to these protective measures, and efforts by stockholders to change the direction or management of our business may be unsuccessful. In addition, our amended and restated certificate of incorporation and amended and restated bylaws will:

●	provide that vacancies on our board of directors, including newly created directorships, may be filled only by a majority vote of directors then in office;
●	provide that special meetings of stockholders may only be called by our President, our board of directors or a super-majority (66 2/3%) of our stockholders;
●	place restrictive requirements (including advance notification of stockholder nominations and proposals) on how special meetings of stockholders may be called by our stockholders;
●	not provide stockholders with the ability to cumulate their votes; and
●	provide that only a super-majority of our stockholders (66 2/3%) may amend our amended and restated bylaws.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws, and that involve significant risks and uncertainties. We intend the forward-looking statements to be covered by the safe harbor for forward-looking statements in these sections. Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, identify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information we have when those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to significant risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

●	ineffectively competing in our industry;

●	the impact of governmental laws and regulation;

●	failure to maintain and protect our reputation for trustworthiness and independence;

●	our ability to adequately market our products and services, and to develop additional products and product offerings;

●	our ability to manage growth effective, including through acquisitions;

●	our ability to continue to evolve and adapt our technology, including further adoption of artificial intelligence and machine learning technologies;

●	our ability to attract new Users and to persuade existing Users to renew their subscription agreements with us and to purchase higher subscription tiers from us;

●	our ability to successfully expand the coverage of our products to include foreign markets;

●	our ability to successfully expand the coverage of our products to include additional types of financial instruments;

●	assumptions related to the size of the market for our publications and analysis tools;

our future capital needs;

●	our ability to expand our revenue streams beyond a subscriber model;

●	difficulties with certain data providers, technology providers, and third party services we rely on or will rely on;

●	failure to maintain our corporate culture as we grow and changes in consumer recognition of our brand;

●	our ability to attract, develop, and retain capable management, analysts, and other key personnel;

●	labor shortages, unionization activities, labor disputes or increased labor costs; and

●	inadequately protecting our intellectual property or breaches of security of confidential consumer information.

●	other factors detailed under the section of this prospectus entitled “Risk Factors.”

The foregoing does not represent an exhaustive list of matters that may be covered by the forward-looking statements contained herein or risk factors that we are faced with. Forward-looking statements necessarily involve risks and uncertainties, and our actual results could differ materially from those anticipated in the forward-looking statements due to a number of factors, including those set forth above under “Risk Factors” and elsewhere in this prospectus. The factors set forth above under “Risk Factors” and other cautionary statements made in this prospectus should be read and understood as being applicable to all related forward-looking statements wherever they appear in this prospectus. The forward-looking statements contained in this prospectus represent our judgment as of the date of this prospectus. We caution readers not to place undue reliance on such statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained above and throughout this prospectus.

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USE OF PROCEEDS

We estimate that the net proceeds from the sale of the shares of common stock we are offering will be approximately $[●] million based on an assumed offering price of $[●] per share (which represents the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus). If the underwriters fully exercise the over-allotment option, the net proceeds of the shares we sell will be approximately $[●] million. “Net proceeds” is what we expect to receive after deducting the underwriting discount and commission and estimated offering expenses payable by us.

The net proceeds received by us from this offering will be used for (i) design and development of our products, (ii) hiring of additional employees, including in the areas of finance and accounting, sales and marketing and securities research and research editing, and technology, (iii) sales and marketing expenses and (iv) working capital and general corporate purposes.

We may also use a portion of the net proceeds to acquire, license and invest in complementary products, technologies or additional businesses; however, we currently have no agreements or commitments to complete any such transaction.

We anticipate an approximate allocation of the use of net proceeds as follows:

Use of Net Proceeds	$ (in millions)*	%
Product Design and Development
Expansion of our Team
Sales and Marketing
Working Capital
Total

* Assuming the over-allotment option is not exercised.

While we expect to use the net proceeds for the purposes described above, the amounts and timing of our actual expenditures will depend upon numerous factors, including the aggregate amount raised in this offering. The expected net proceeds from this offering, if added to our current cash and cash equivalents, is anticipated to be sufficient to fund our operations for at least the next 12 months. In the event that our plans change, our assumptions change or prove to be inaccurate, we undertake significant transactions like acquisitions, or the net proceeds of this offering are less than as set forth herein or otherwise prove to be insufficient, it may be necessary or advisable to reallocate proceeds or curtail expansion activities, or we may be required to seek additional financing or curtail our operations. As a result of the foregoing, our success will be affected by our discretion and judgment with respect to the application and allocation of the net proceeds of this offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $[●] per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $[●], assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 500,000 in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $[●], assuming the initial public offering price stays the same. An increase of 500,000 in the number of shares we are offering, together with a $1.00 increase in the assumed initial public offering price of $[●] per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), would increase the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $[●]. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our intended uses of the net proceeds from this offering, although it may impact the amount of time prior to which we may need to seek additional capital.

Pending their use, we plan to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

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CAPITALIZATION

The following table sets forth our cash and equivalents and capitalization as of March 31, 2024:

●	on an actual basis; and

●	on a pro forma basis to give effect to the sale of shares of our common stock in this offering, assuming an initial public offering price of $[●] per share (the mid-point of the price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the information in this table together with our financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of March 31, 2024
	Actual	As Adjusted
Equity:
Shares of common stock, $0.001 par value, 50,000,000 shares authorized, 11,437,512 shares of common stock outstanding on an actual basis; and [●] shares of common stock outstanding as adjusted	$11,437	$	[●]
Additional paid-in-capital	1,744,674		[●]
Accumulated deficit	(1,419,638)		([●]	)
Total shareholders’ equity	$336,473	$	[●]
Total capitalization	$336,473	$	[●]

The number of shares of our common stock to be outstanding upon completion of this offering is based on 12,037,513 shares of our common stock outstanding as of June 18, 2024, and excludes:

●	[●] shares of our common stock (which is equal to 10% of our issued and outstanding common stock immediately after the consummation this offering) reserved for future issuance under our 2024 Equity Incentive Plan, which will become effective as of the closing of this offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $[●] per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase (decrease) the amount of cash, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization on a pro forma as adjusted basis by approximately $[●], assuming the number of shares, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 500,000 shares offered by us would increase (decrease) cash, total stockholders’ equity (deficit) and total capitalization on a pro forma as adjusted basis by approximately $[●], assuming the assumed initial public offering price of $[●] per share (the midpoint of the estimated price range set forth on the cover page of this prospectus) remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

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DILUTION

If you purchase shares of our common stock in this offering, your interest will be diluted immediately to the extent of the difference between the assumed public offering price of $[●] per share (the mid-point of the range appearing on the front cover of this prospectus) and the as adjusted net tangible book value per share of our common stock immediately upon the consummation of this offering. As of March 31, 2024, we had a historical net tangible book value of $[●], or $[●] per share of common stock. Our historical net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding as of March 31, 2024.

Our pro forma net tangible book value as of March 31, 2024 was $[●], or $[●] per share of our common stock. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to [●].

After giving effect to our sale of [●] shares of common stock in this offering at an assumed public offering price of $[●] per share, and after deducting underwriters’ commissions and estimated offering expenses, our as adjusted net tangible book value as of March 31, 2024 would have been $[●] million, or $[●] per share of common stock. This represents an immediate increase in net tangible book value of $[●] per share of common stock to existing stockholders and an immediate dilution in net tangible book value of $[●] per share to purchasers of shares in this offering.

The following table illustrates this dilution on a per share of common stock basis assuming the underwriters do not exercise their option to purchase additional shares of common stock:

Assumed public offering price per share			$	[●]
Net tangible book value per share as of March 31, 2024	$	[●]
Pro forma net tangible book value per share	$
Pro forma increase in net tangible book value per share attributable to new investors	$	[●]
Pro forma as adjusted net tangible book value per share as of March 31, 2024, after giving effect to the offering	$	[●]
Dilution per share to new investors in the offering			$	[●]

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering.

A $1.00 increase in the assumed initial public offering price of $[●] per share of common stock would increase our pro forma net tangible book value after giving effect to this offering by $[●] million, or by $[●] per share of common stock, assuming the number of shares offered by us remains the same and after deducting the estimated underwriting discount. A $1.00 decrease in the assumed initial public offering price per share would result in equal changes in the opposite direction.

If the underwriters exercise their option in full to purchase [●] additional shares of common stock in this offering at the assumed offering price of $[●] per share, the as adjusted net tangible book value per share after this offering would be $[●] per share of common stock, the increase in the as adjusted net tangible book value per share to existing stockholders would be $[●] per share of common stock and the dilution to new investors purchasing securities in this offering would be $[●] per share of common stock.

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MARKET PRICE AND DIVIDENDS ON REGISTRANT’S COMMON EQUITY

AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is not currently listed on any stock exchange.

Number of Holders

As of June 10, 2024, there are 27 record holders of our common stock.

Dividend Policy

We do not anticipate paying any cash dividends in the foreseeable future. The payment of dividends, if any, in the future is within the discretion of our board of directors and will depend on our earnings, capital requirements and financial condition and other relevant facts. We currently intend to retain all future earnings, if any, to finance the development and growth of our business.

Ownership

The following charts illustrate our pro forma proportionate ownership, upon completion of this offering by present stockholders and investors in this offering, compared to the relative amounts paid by each. The charts reflect payment by present stockholders as of the date the consideration was received and by investors in this offering at the public offering price. The charts further assume no changes in net tangible book value other than those resulting from the offering.

	Shares Purchased				Total Consideration			Average Price
	Amount (#)		Percent (%)		Amount ($)	Percent (%)		Per Share ($)
Existing stockholders		(1)		%			%	$
New investors				%			%	$
Total			100.0%			100.0%		$

(1)	The number of common stock to be outstanding after this offering is based on 12,037,513 shares of common stock outstanding as of June 18, 2024, and excludes:

	●	[●] shares of our common stock (which is equal to 10% of our issued and outstanding common stock immediately after the consummation this offering) reserved for future issuance under our 2024 Equity Incentive Plan, which will become effective as of the closing of this offering.

The table below assumes the underwriters’ exercise their over-allotment option in full:

	Shares Purchased				Total Consideration			Average Price
	Amount (#)		Percent (%)		Amount ($)	Percent (%)		Per Share ($)
Existing stockholders		(1)		%			%	$
New investors				%			%	$
Total			100.0%			100.0%		$

(1)	The number of common stock to be outstanding after this offering is based on 12,037,513 shares of common stock outstanding as of June 18, 2024, and excludes:

	●	[●] shares of our common stock (which is equal to 10% of our issued and outstanding common stock immediately after the consummation this offering) reserved for future issuance under our 2024 Equity Incentive Plan, which will become effective as of the closing of this offering.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following is a discussion and analysis of our financial condition and results of operations together with the section titled “Summary of Consolidated Financial Information” and our audited financial statements and related notes, each included elsewhere in this prospectus. All amounts included herein with respect to the fiscal years ended September 30, 2023 and 2022 are derived from our audited consolidated financial statements included elsewhere in this prospectus. All amounts included herein with respect to the six months ended March 31, 2024 and March 31, 2023 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Our financial statements have been prepared in accordance with U.S. GAAP. In addition to historical consolidated financial information, the following discussions and other parts of this prospectus contain forward-looking statements that reflect our plans, objectives, expectations, intentions, and beliefs, which involve risks, uncertainties and assumptions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the sections titled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” included elsewhere in this prospectus.

Overview of Our Company

We are an emerging financial technology platform company that offers proprietary research analytics, data and tools for both institutional and retail equity traders (who we refer to herein as “Users”) through our flagship, cloud-based software platform, SentimenTrader.com. By integrating advanced technologies, including artificial intelligence (“AI”) tools, with the critical thinking and analytical abilities of our team of evidenced-based trading veterans, we aim to provide our Users with a powerful combination of technology and expertise, enabling them to make informed decisions to level-up their trading in the markets.

Our platform is powered by an advanced data collection system that operates utilizing API calls and web scraping, fetching raw data 24/7 from a wide array of authoritative sources, including industry leaders like Bloomberg, Chicago Board Options Exchange, Consensus, Commodity Futures Trading Commission, End of Day Historical Data and Intercontinental Exchange. This automated process allows us to remain abreast of the latest market trends, trading volumes, and essential financial indicators.

Our platform currently provides coverage of U.S. equity and option securities, evaluating the equities and options markets and conducting assessments through our analysts and technology daily. SentimenTrader utilizes technical indicators of market sentiment (meaning our proprietary gauge of the overall attitude of investors towards a particular market or security) as the cornerstone for our analyses and integrates technological advancements and the potential of deep learning techniques to create trade ideas, strategies, models, and other market analysis. We intend to target a wider audience than our current User base by broadening the scope and variety of our products, expanding the types of securities our platform covers, and broadening our coverage to include more markets and exchanges.

We currently generate revenue from subscriptions to SentimenTrader. Cloud-based services allow our Users to access tailor-made stock research reports without taking possession of the software. Revenue is generally recognized ratably over the subscription term beginning on the commencement date of each subscription, which is the date our cloud-based software is first made available to a User. Subscription agreements generally have terms ranging from one month to one year. For the three and six months ended March 31, 2024, our total revenue were approximately $365,220 and $730,633, respectively. For the three and six months ended March 31, 2023, our total revenues were approximately $400,962 and $810,434, respectively. For the years ended September 30, 2023 and 2022, our total revenues were approximately $1,555,542 and $1,586,088, respectively.

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Financial Highlights

The following table presents the revenue, cost of sales, gross margin and the net cash provided by or used in operating activities for the six months ended March 31, 2024 and 2023 and the years ended September 30, 2023 and 2022.

	Six Months ended
	March 31,
	2024	2023	% Change

Revenue	$730,633	$810,434	(9.8)%
Cost of sales	$222,884	$210,898	5.7%
Gross profit margin	69.5%	74.0%	(6.1)%
Net cash provided by (used in) operating activities	$(261,103)	$111,861	(333.4)%

	Year Ended
	September 30,
	2023	2022	% Change

Revenue	$1,555,542	$1,586,088	(1.9)%
Cost of sales	$409,705	$407,191	0.6%
Gross profit margin	73.7%	74.3%	(0.9)%
Net cash provided by operating activities	$205,103	$117,512	74.5%

Factors and Trends Affecting Our Business and Results of Operations

We believe the most significant factors that affect our business and results of operations including the following:

Increasing Usage by Our Existing Customers

Our existing Userbase presents a significant opportunity for further sales expansion through increased usage of our platform and adoption of additional product offerings. We are highly focused on gaining a better understanding of the needs and growth plans of our existing Users. This deeper relationship with our Users will help us identify opportunities to educate our customer base on ways to utilize the platform more effectively for their individual use cases, as well as provide a feedback loop to inform our product roadmap. We are focusing our sales and support teams to prevent User churn by ensuring that our products and services provide a high level of value. Our goal is to continue to increase our revenue from existing Users through the introduction of new products and features tailored to our customer base in addition to expanded User outreach, focused on larger Users and specific use cases.

Growing Our Base of Higher Spend Customers

We believe there is a substantial opportunity to further expand our User base to attract more businesses that can scale on our platform. We are investing in strategies that we believe will attract enterprise Users, including new marketing and partnership initiatives that further optimize our self-service revenue funnel and help Users expand their usage.

Investing in Our Platform and Product Offerings

We have a history of, and will continue to invest significantly in, delivering innovative products, features and functionality targeted at our core User base. The market opportunity for our core services of providing proprietary research analytics, data, and tools for equity traders through a flagship platform continues to expand and we are making targeted investments to expand this revenue. Beyond the SentimentTrader platform, we continue to see large growth opportunities in U.S. markets and, accordingly, we have expanded our portfolio of products and offerings over the last few years. In addition, we may pursue both strategic partnerships and acquisitions that we believe will be complementary to our business, accelerate User acquisition, increase usage of our platform and/or expand our product offerings in our core markets. Our results of operations may fluctuate as we make these investments to drive usage and take advantage of our expansive market opportunity.

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Increasing Importance of AI

Our future success depends in large part on the continuing adoption of AI, proliferation of retail investors and the increasing importance of research, all of which are driving the adoption of our equity research platform. We believe our market opportunity is large and that these factors will continue to drive our growth.

Macroeconomic Conditions

Unfavorable conditions in the economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, supply chain disruptions, inflationary pressures, interest rates, financial and credit market fluctuations, volatility in the capital markets, liquidity concerns at, and failures of, banks and other financial institutions, international trade relations, political turmoil, political instability, natural catastrophes, outbreaks of contagious diseases, warfare and terrorist attacks on the United States, Europe or elsewhere, including military actions affecting Russia, Ukraine, the Middle East or elsewhere, could cause a decrease in business investments in information technology and negatively affect the growth of our business and our results of operations. While our business model provides some resilience against these factors, we will continue to monitor the impacts of these or similar circumstances on our business, and will take appropriate measures, to minimize potential risk exposure.

Key Business Metrics

We review the following key business metrics to measure our performance, identify trends, formulate financial projections, and make strategic decisions. We are not aware of any uniform standards for calculating these key metrics, which may hinder comparability with other companies who may calculate similarly titled metrics in a different way.

	For the Three Months Ended March 31,			For the Six Months Ended March 31,
	2024	2023	% change	2024	2023	% change
Free Subscribers	207	1,461	(85.8)%	5,085	2,501	103.3%
Average conversion rate from free to paid subscribers	28.7%	26.2%	9.6%	26.9%	29.6%	(9.0)%
Paid Subscribers	2,497	2,892	(13.7)%	3,263	2,933	11.2%
Average Revenue Per User (“ARPU”)	$146	$139	5.5%	$224	$276	(19.0)%
Total Revenue	$365,220	$400,962	(8.9)%	$730,633	$810,434	(9.8)%

	For the Years Ended September 30,
	2023	2022	% change
Free Subscribers	6,808	3,615	88.3%
Average conversion rate from free to paid subscribers	32.9%	43.5%	(24.5)%
Paid Subscribers	2,771	3,082	(10.1)%
Average Revenue Per User (“ARPU”)	$561	$515	9.1%
Total Revenue	$1,555,542	$1,586,088	(1.9)%

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Free Subscribers

“Free Subscribers” are defined as Users who subscribe to our free investment publications using a valid email address and remain directly opted in, excluding Paid Subscribers who also receive free subscriptions. These free subscriptions often feature daily publications with commentary on the stock market, investment ideas, and other specialized topics. Our free publications include advertisements and editorial support for our current marketing campaigns. Through these publications, Free Subscribers become acquainted with our editors and analysts, explore our products and services, and discover how we could help them become better investors.

Free Subscribers increased by 2,584, or 103.3%, from 2,501 for the six months ended at March 31, 2023 to 5,085 for the six months ended at March 31, 2024. The increase in number of Free Subscribers could be attributed to the success of marketing campaigns and advertisement. Even though there was a decrease in Free Subscribers for the three months ended March 31, 2024, the average conversion rate from Free Subscribers to Paid Subscribers remained stable at approximately 30%.

Free Subscribers increased by 3,193, or 88.3%, from 3,615 for the year ended September 30, 2022 to 6,808 for the year ended September 30, 2023. The increase in number of Free Subscribers could be attributed to the success of the marketing campaigns and advertisement.

Paid Subscribers

“Paid Subscribers” are defined as the number of monthly average Users with paid subscriptions during the period or year. We view the number of Paid Subscribers at the end of a given period as a key indicator of the attractiveness of our products and services, as well as the efficacy of our marketing in converting Free Subscribers to Paid Subscribers and generating direct-to-paid Paid Subscribers. We grow our Paid Subscriber base through performance marketing directly to prospective and existing Users across a variety of media, channels, and platforms. The conversion rate from Free Subscribers to Paid Subscribers (“conversion rate”) was targeted at approximately 30% during the first years of operation. Management anticipates the conversion rate will increase when the business becomes more mature in the future. The average conversion rate remained at approximately 30% for the six months ended March 31, 2024 and 2023 and for the year ended September 30, 2022 to 33% for the year ended September 30, 2023.

Paid Subscribers increased by 330, or 11.2%, from 2,933 for the six months ended March 31, 2023 to 3,263 for the six months ended March 31, 2024. The increase in Paid Subscribers was mainly due to the promotion campaign in October 2023. We have sold the 1-month subscription package to approximately 4,450 new subscribers. Excluding the significant increase in the number of paid subscribers in October 2023, the normalized average monthly paid subscribers for the six months ended March 31, 2024 is approximately 2,544. For the three months ended March 31, 2024, the decrease in Paid Subscribers could be attributable to discontinuing quarterly subscription options subsequent to the year ended September 30, 2023.

Paid Subscribers decreased by 311, or 10.1%, from 3,082 for the year ended September 30, 2022 to 2,771 for the year ended September 30, 2023. While the gross new Paid Subscribers during the year was 1,423, the churn was mainly due to the increase in the subscription fee for all plans during fiscal year 2023.

Average Revenue Per User (“ARPU”)

The ARPU is calculated based on the total revenue divided by the number of monthly average Paid Subscribers over that period or year. We believe ARPU is a key indicator of how successful we are in attracting Users to higher-value content. We believe that our high ARPU is indicative of the trust we build with our Users and of the value they see in our products and services.

ARPU decreased by $52, or 19.0%, to $224 as of the six months ended March 31, 2024, as compared to $276 as of the six months ended March 31, 2023. The decrease in ARPU was mainly due to the increase in Paid Subscribers during the period. In October 2023, we organized a promotion campaign and sold the 1-month subscription package to approximately 4,450 new subscribers. Excluding the significant increase in the number of paid subscribers in October 2023, the normalized average monthly paid subscribers for the six months ended March 31, 2024 is approximately 2,544. With the normalized average monthly paid subscribers, the ARPU will increase to $287. For the three months ended March 31, 2024, the increase in ARPU was mainly driven by the increase in average fee per subscription packages owing to the increase in scope of services we offer.

ARPU increased by $46, or 9.1%, to $561 as of September 30, 2023 as compared to $515 as of September 30, 2022. The increase was mainly driven by the increase in average fee per subscription package owing to the increase in the scope of services offered by us.

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Total Revenue

The total revenue refers to the revenue generated from providing the online subscription services. Revenue is generally recognized ratably over the contract term beginning on the commencement date of each contract, which is the date our cloud-based software is made available to customers and collection is reasonably assured.

Total revenue decreased by $79,801, or 9.8%, from $810,434 for the six months ended March 31, 2023, to $730,633 for the six months ended March 31, 2024. In October 2023, we organized a promotion campaign and sold the 1-month subscription package to approximately 4,450 new subscribers. Excluding the significant increase in the number of paid subscribers in October 2023, the normalized average monthly paid subscribers for the six months ended March 31, 2024 is approximately 2,544. The decrease in total revenue was principally due to the decrease in the average number of paid subscribers from 2,933 for the period ended March 31, 2023, to 2,544 for the period ended March 31, 2024. In addition, we have stopped offering quarterly subscription options subsequent to the fiscal year ended September 30, 2023, which also contributed to the decrease in the number of subscriptions for the period ended March 31, 2024.

Total revenue decreased by $35,742, or 8.9%, from $400,962 in the three months ended March 31, 2023 to $365,220 in the three months ended March 31, 2024. The decrease in revenue was principally due to the decrease in the average number of paid subscribers from 2,892 for the three months ended March 31, 2023 to 2,497 for the three months ended March 31, 2024.

Total revenue decreased by $30,546, or 1.9%, from $1,586,088 for the year ended September 30, 2022, to $1,555,542 for the year ended September 30, 2023. The decrease in total revenue was mainly due to the decrease in paid subscribers during the period, partially offset by the increase in average fee per subscription packages owing to the expanded scope of services offered by us.

Results of Operations

For the Three and Six Months Ended March 31, 2024 and 2023

The following table summarizes the results of condensed consolidated statements of operations and comprehensive income (loss) (unaudited) for the three and six months ended March 31, 2024 and 2023 in U.S. dollars, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	Three Months Ended		Six Months Ended
	March 31,		March 31,
	2024	2023	2024	2023

Revenues	$365,220	$400,962	$730,633	$810,434
Cost of sales	109,585	107,254	222,884	210,898
Gross profit	255,635	293,708	507,749	599,536

Operating expenses:
Selling and marketing expenses	28,341	14,101	80,339	29,229
General and administrative expenses	400,506	292,645	729,588	535,915
Total operating expenses	428,847	306,746	809,927	565,144

Income (Loss) before income taxes	(173,212)	(13,038)	(302,178)	34,392

Provision for income taxes	-	-	-	-

Net income (loss) and comprehensive income (loss)	$(173,212)	$(13,038)	$(302,178)	$34,392

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Six months ended March 31, 2024 Compared to Six Months Ended March 31, 2023

	For the six months ended March 31,
	2024		2023
	Amount	As % of Sales	Amount	As % of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)

Sales	$730,633	100.0%	$810,434	100.0%	$(79,801)	(9.8)%
Cost of sales	222,884	30.5%	210,898	26.0%	11,986	5.7%
Gross profit	507,749	69.5%	599,536	74.0%	(91,787)	(15.3)%
Operating expenses
Selling expenses	80,339	11.0%	29,229	3.6%	51,110	174.9%
General and administrative expenses	729,588	99.9%	535,915	66.1%	193,673	36.1%
Total operating expenses	809,927	110.9%	565,144	69.7%	244,783	43.3%

Income (Loss) before income taxes	(302,178)	(41.4)%	34,392	4.3%	(336,570)	(978.6)%
Provision for income taxes	-	-	-	-	-	-
Net income (loss) and comprehensive income (loss)	$(302,178)	(41.4)%	$34,392	4.3%	$(336,570)	(978.6)%

Revenue

Our revenue decreased by $79,801, or 9.8%, from $810,434 in the six months ended March 31, 2023 to $730,633 in the six months ended March 31, 2024. In October 2023, we organized a promotion campaign and sold the 1-month subscription package to approximately 4,450 new subscribers. Excluding the significant increase in the number of paid subscribers in October 2023, the normalized average monthly paid subscribers for the six months ended March 31, 2024 is approximately 2,544. The decrease in revenue was principally due to the decrease in the average number of paid subscribers from 2,933 for the six months ended March 31, 2023 to the normalized paid subscribers of 2,544 for the six months ended March 31, 2024. In addition, we stopped offering quarterly subscription options subsequent to the year ended September 30, 2023, which also contributed to the decrease in the number of subscriptions for the six months ended March 31, 2024. However, we are actively integrating new concepts and functions into SentimenTrader and remain committed to improving its service offerings.

Gross profit and Costs of Sales

Cost of sales mainly include the hosting costs for the Sentiment Trader platform, Bloomberg access for the analysts to research tools, and analyst salaries. Cost of sales increased by $11,986, or 5.7%, from $210,898 in the six months ended March 31, 2023 to $222,884 in the six months ended March 31, 2024. The increase in the cost of sales was mainly due to the increase in analyst salaries.

Our gross profit decreased by $91,787, or 15.3%, from $599,536 in the six months ended March 31, 2023 to $507,749 in the six months ended March 31, 2024. The decrease in gross profit was mainly due to the decrease in subscription revenue and increase in cost of sales, as discussed above.

Our gross profit margin was 69.5% in the six months ended March 31, 2024, as compared with 74.0% in the six months ended March 31, 2023. The decrease in gross profit margin was primarily attributable to the combined impact of the decrease in subscription revenue and increase in cost of sales.

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Our cost and gross profit are as follows:

	For the six months ended March 31, 2024			For the six months ended March 31, 2023
Category	Cost of sales	Gross profit	Gross profit %	Cost of sales	Gross profit	Gross profit %	Variance in Cost of sales	Variance in gross profit	Variance in gross profit %

Subscription service	$222,884	$507,749	69.5%	$210,898	$599,536	74.0%	$11,986	$(91,787)	(4.5)%
Total	$222,884	$507,749	69.5%	$210,898	$599,536	74.0%	$11,986	$(91,787)	(4.5)%

Selling and marketing expenses

Our selling and marketing costs mainly represented the expenses incurred for the advertising and marketing consultant. It increased by $51,110 or 174.9%, from $29,229 in the six months ended March 31, 2023 to $80,339 in the six months ended March 31, 2024, representing 11.0% and 3.6% of our total revenue for the six months ended March 31, 2024 and 2023, respectively. The increase was mainly due to the increase in advertising and marketing expenses compared to same period in 2023.

General and administrative expenses

Our general and administrative expenses primarily include salaries and benefits, professional fees, office expenses, software development expenses, travel and entertainment expenses and amortization expenses. Our general and administrative expenses represented 99.9% and 66.1% of our total revenue for the six months ended March 31, 2024 and 2023, respectively. General and administrative expenses increased by $193,673, or 36.1%, from $535,915 in the six months ended March 31, 2023 to $729,588 in the six months ended March 31, 2024. The increase was mainly due to the net impact of the increase in professional fees and decrease in salaries and benefits.

Our professional fees increased by $328,059 or 104.4%, from $314,267 in the six months ended March 31, 2023 to $642,326 in the six months ended March 31, 2024, representing 88.0% and 58.6% of our total general and administrative expenses for the six months ended March 31, 2024 and 2023, respectively. The increase was mainly due to the increase in consulting fees incurred in the development of AI tools and the continued improvement of the platform and the legal fees incurred for the trademark applications.

Our salaries and benefits decreased by $129,076 or 100.0%, from $129,076 in the six months ended March 31, 2023 to $0 in the six months ended March 31, 2024, representing 24.1% of our total general and administrative expenses for the six months ended 2023. The decrease was mainly due to the decrease in directors’ fees resulting from the resignations of Mr. Jason Geopfert and Mr. Eric Brown, former directors and shareholders of Sundial Capital Research Inc., in January 2023.

Income (Loss) before income tax

We had a loss before income taxes of $302,178 for the six months ended March 31, 2024 and income before taxes of $34,392 for the six months ended March 31, 2023. The loss was primarily attributable to the increase in general and administrative expenses and the decrease in gross profit. The discussion regarding the increase in general and administrative expenses and the decrease in gross profit are covered in the sections above.

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Provision for income taxes

We had no provision for income taxes for the six months ended March 31, 2024 and 2023 as we had no assessable profits for both periods.

Net income (loss) and comprehensive income (loss)

We had a net loss and comprehensive loss of $302,178 in the six months ended March 31, 2024 and net income and comprehensive income of $21,149 in the six months ended March 31, 2023, respectively. The loss was primarily attributable to the increase in general and administrative expenses and the decrease in gross profit. The discussion regarding the increase in general and administrative expenses and the decrease in gross profit are covered in the sections above.

Three Months ended March 31, 2024 Compared to Three Months ended March 31, 2023

The following table summarizes the results of condensed consolidated statements of operations and comprehensive loss (unaudited) for the three months ended March 31, 2024 and 2023 in U.S. dollars, and provides information regarding the dollar and percentage increase or (decrease) during such periods. The operating results in any historical period are not necessarily indicative of the results that may be expected for any future period.

	For the three months ended March 31,
	2024		2023
	Amount	As % of Sales	Amount	As % of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)

Sales	$365,220	100.0%	$400,962	100.0%	$(35,742)	(8.9)%
Cost of sales	109,585	30.0%	107,254	26.7%	2,331	2.2%
Gross profit	255,635	70.0%	293,708	73.3%	(38,073)	(13.0)%
Operating expenses
Selling expenses	28,341	7.8%	14,101	3.5%	14,240	101.0%
General and administrative expenses	400,506	109.7%	292,645	73.0%	107,861	36.9%
Total operating expenses	428,847	117.5%	306,746	76.5%	122,101	39.8%

Loss before income taxes	(173,212)	(47.5)%	(13,038)	(3.2)%	160,174	(1,228.5)%
Provision for income taxes	-	-	-	-	-	-
Net loss and comprehensive loss	$(173,212)	(47.5)%	$(13,038)	(3.2)%	$160,174	(1,228.5)%

Any historical period is not necessarily indicative of the results that may be expected for any future period.

Revenue

Our revenue decreased by $35,742, or 8.9%, from $400,962 in the three months ended March 31, 2023, to $365,220 in the three months ended March 31, 2024. The decrease in revenue was principally due to the decrease in the average number of Paid Subscribers from 2,892 for the three months ended March 31, 2023, to 2,497 for the three months ended March 31, 2024. In addition, we have stopped offering quarterly subscription options subsequent to the year ended September 30, 2023, which also contributed to the decrease in the number of subscriptions for the three months ended March 31, 2024. However, we are actively integrating new concepts and functions into the SentimenTrader and remains committed to improve its service offerings.

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Gross profit and Costs of Sales

Cost of sales mainly includes the hosting costs for the Sentiment Trader platform, Bloomberg access for the analysts to research tools, and the analyst salaries. Cost of sales increased by $2,331, or 2.2%, from $107,254 in the three months ended March 31, 2023, to $109,585 in the three months ended March 31, 2024. The increase in cost of sales was mainly due to increase in analyst salaries.

Our gross profit decreased by $38,073, or 13.0%, from $293,708 in the three months ended March 31, 2023, to $255,635 in the three months ended March 31, 2024. The decrease in gross profit was mainly due to the decrease in subscription revenue as discussed above.

Our gross profit margin was 70.0% in the three months ended March 31, 2024, as compared with 73.3% in the three months ended March 31, 2023. The decrease in gross profit margin was primarily attributable to the combined impact of the decrease in subscription revenue and increase in costs of sales.

Our cost and gross profit are as follows:

	For the three months ended March 31, 2024			For the three months ended March 31, 2023
Category	Cost of sales	Gross profit	Gross profit %	Cost of sales	Gross profit	Gross profit %	Variance in Cost of sales	Variance in gross profit	Variance in gross profit %

Subscription service	$109,585	$255,635	70.0%	$107,254	$293,708	73.3%	$2,331	$(38,073)	(3.3)%
Total	$109,585	$255,635	70.0%	$107,254	$293,708	73.3%	$2,331	$(38,073)	(3.3)%

Selling and marketing expenses

Our selling and marketing costs mainly represented consultancy expenses. It increased by $14,240 or 101.0%, from $14,101 in the three months ended March 31, 2023, to $28,341 in the three months ended March 31, 2024, representing 7.8 % and 3.5 % of our total revenue for the three months ended March 31, 2024 and 2023, respectively. The increase was mainly due to the increase in advertising and marketing expenses compared to same period in 2023.

General and administrative expenses

Our general and administrative expenses primarily include salaries and benefits, professional fees, office expenses, software development expenses, travel and entertainment expenses and amortization expenses. Our general and administrative expenses represented 109.7% and 73.0% of our total revenue for the three months ended March 31, 2024, and 2023, respectively. General and administrative expenses increased by $107,861, or 36.9%, from $292,645 in the three months ended March 31, 2023, to $400,506 in the three months ended March 31, 2024. The increase was mainly due to the increase in professional fees.

Our professional fees increased by $121,805 or 52.4%, from $232,549 in the three months ended March 31, 2023, to $354,355 in the three months ended March 31, 2024, representing 88.5% and 79.5% of our total general and administrative expenses for the three months ended March 31, 2024, and 2023, respectively. The increase was mainly due to the net impact of the decrease in share compensation expenses for services rendered, the increase in consulting fees incurred in the development of AI tools and continuation of improving the platform, and the legal fees incurred for the trademark applications.

Loss before income tax

We had a loss before income taxes of $173,212 and $13,038 for the three months ended March 31, 2024 and 2023, respectively. The increase in loss was primarily attributable to the decrease in gross profit and the increase in general and administrative expenses. The discussion regarding the decrease in gross profit and the increase in general and administrative expenses are covered in the sections above.

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Provision for income taxes

We had no provision for income taxes for the three months ended March 31, 2024 and 2023, as we had no assessable profits.

Net loss or comprehensive loss

We had a net loss and comprehensive loss of $173,212 and $13,038 in the three months ended March 31, 2024 and 2023, respectively. The increase in net loss was primarily attributable to the decrease in gross profit and the increase in general and administrative expenses. The discussion regarding the decrease in gross profit and the increase in general and administrative expenses is covered in the sections above.

Cash Flow

For the six months ended March 31, 2024 and 2023

The following table sets forth summary of our cash flows for the periods indicated:

	Six Months Ended March 31,
	2024	2023
Net cash provided by (used in) operating activities	$(261,103)	$111,861
Net cash used in investing activities	-	-
Net cash provided by (used in) financing activities	947,850	(140,298)
Net increase (decrease) in cash	686,747	(28,437)
Cash, beginning of the period	98,106	260,259
Cash, end of the period	$784,853	$231,822

Operating Activities

Net cash used in operating activities was $261,103 for the six months ended March 31, 2024, as compared to net cash provided by operating activities of $111,861 for the six months ended March 31, 2023. The increase in net cash used in operating activities was mainly attributable to the following factors:

●	Net loss of $302,178 for the six months ended March 31, 2024, compared to net income of $34,392 for the six months ended March 31, 2023;

●	Services in exchange for shares incurred $222,919 for the six months ended March 31, 2024, compared to $351,562 for the six months ended March 31, 2023;

●	Prepaid expenses increased by $79,025 for the six months ended March 31, 2024, compared to $309,503 for the six months ended March 31, 2023;

●	Other receivable increased by $0 for the six months ended March 31, 2024, compared to $18,875 for the six months ended March 31, 2023;

●	Deferred offering costs of $49,036 for the six months ended March 31, 2024, compared to $0 for the six months ended March 31, 2023;

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●	Accounts payable and accrued liabilities decreased by $85,020 for the six months ended March 31, 2024, compared to the increase of $73,407 for the six months ended March 31, 2023; and

●	Deferred revenue increased by $30,190 for the six months ended March 31, 2024, compared to the decrease of $20,393 for the six months ended March 31, 2023.

Investing Activities

We had no net cash provided by or used in investing activities for the six months ended March 31, 2024 and 2023.

Financing Activities

Net cash provided by financing activities was $947,850 for the six months ended March 31, 2024, as compared to net cash used in financing activities of $140,298 for the six months ended March 31, 2023. The net cash provided by financing activities for the six months ended March 31, 2024, was mainly attributable to the repurchase of common stock of $169,957, net increase in related parties balance of $29,010, and net proceeds from share issuance of $1,088,797, compared to the dividends paid to shareholders of $71,194 and repurchase of common stock of $69,104 for the six months ended March 31, 2023.

Comparison of the Year Ended September 30, 2023, and the Year Ended September 30, 2022

The following table summarizes the results of consolidated statements of operations and comprehensive loss for the fiscal years ended September 30, 2023 and 2022 in U.S. dollars, and provides information regarding the dollar and percentage increase or (decrease) during such periods. The operating results in any historical period are not necessarily indicative of the results that may be expected for any future period.

	For the fiscal year ended September 30,
	2023		2022
	Amount	As % of Sales	Amount	As % of Sales	Amount Increase (Decrease)	Percentage Increase (Decrease)

Sales	$1,555,542	100.0%	$1,586,088	100.0%	$(30,546)	(1.9)%
Cost of sales	409,705	26.3%	407,191	25.7%	2,514	0.6%
Gross profit	1,145,837	73.7%	1,178,897	74.3%	(33,060)	(2.8)%
Operating expenses
Selling and marketing expenses	54,294	3.5%	154,385	9.7%	(100,091)	(64.8)%
General and administrative expenses	1,387,290	89.2%	1,045,922	65.9%	341,368	32.6%
Total operating expenses	1,441,584	92.7%	1,200,307	75.6%	241,277	20.1%

Loss before income taxes	(295,747)	(19.0)%	(21,410)	(1.3)%	274,337	1,281.3%
Provision for income taxes	-	-	-	-	-	-
Net loss and comprehensive loss	$(295,747)	(19.0)%	(21,410)	(1.3)%	274,337	1,281.3%

Revenue

Our revenues decreased by $30,546, or 1.9%, from $1,586,088, for the year ended September 30, 2022, to $1,555,542 for the year ended September 30, 2023. This decrease was primarily due to the decrease in the average number of paid subscribers from 3,082 for the year ended September 30, 2022 to 2,771 for the year ended September 30, 2023. As of September 30, 2023, the customers could have more customization options to subscribe to reports ranging from Market indicators to Smart Stock Scanner capabilities, rather than the pre-packaged subscription options available as of September 30, 2022. We are actively integrating new concepts and functions into SentimenTrader and remain committed to improve our service offerings.

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Gross profit and Costs of Sales

Cost of sales mainly include the hosting costs for the Sentiment Trader platform, Bloomberg access for the analysts to research tools, and the analyst salaries. Cost of sales increased slightly by $2,514, or 0.6%, from $407,191 for the year ended September 30, 2022, to $409,705 for the year ended September 30, 2023.

Gross profit decreased from 74.3% for the year ended September 30, 2022, to 73.7% for the year ended September 30, 2023. The decrease in gross profit was mainly due to the decrease in sales for the year ended September 30, 2023, whereas cost of sales remained at the same level.

Our cost and gross profit are as follows:

	For the fiscal year ended September 30, 2023			For the fiscal year ended September 30, 2022
Category	Cost of sales	Gross profit	Gross profit %	Cost of sales	Gross profit	Gross profit %	Variance in Cost of sales	Variance in gross profit	Variance in gross profit %

Subscription service	$409,705	$1,145,837	73.7	$407,191	$1,178,897	74.3	$2,514	$(33,060)	(0.6)
Total	$409,705	$1,145,837	73.7	$407,191	$1,178,897	74.3	$2,514	$(33,060)	(0.6)

Selling and marketing expenses

Our selling and marketing expenses mainly represent the website development, marketing and advertising expenses. The selling and marketing expenses decreased by $100,091, or 64.8%, from $154,385 for the year ended September 30, 2022, to $54,294 for the year ended September 30, 2023. The decrease was mainly due to the decrease in website development and marketing expenses compared to same period in 2022. Our selling and marketing expenses represent 3.5% and 9.7% of our total revenue for the years ended September 30, 2023 and 2022, respectively.

General and administrative expenses

Our general and administrative expenses mainly represent professional fees, salaries and benefits, travel expenses, insurance expenses, and depreciation expenses. General and administrative expenses increased by $341,368, or 32.6% from $1,045,922 for the year ended September 30, 2022, to $1,387,290 for the year ended September 30, 2023. This increase was mainly due to the net effect of the increase in professional fees and the decrease in salaries and benefits.

Our professional fees increased by $614,303, or 138.9%, from $442,366 for the year ended September 30, 2022, to $1,056,669 for the year ended September 30, 2023, representing 76.2% and 42.3% of our total general and administrative expenses for the years ended September 30, 2023 and 2022, respectively. The significant increase was mainly due to the increase in consulting fees incurred in the development of AI tools and the continuing improvement of the platform, and share compensation incentive for management.

Our salaries and benefits decreased by $288,154, or 64.9% from $443,657 for the year ended September 30, 2022, to $155,503 for the year ended September 30, 2023, representing 11.2% and 42.4% for the years ended September 30, 2023 and 2022, respectively. The decrease was mainly due to a decrease in directors’ fees owing to the resignation of Mr. Jason Goepfert and Mr. Eric Brown, former directors and shareholders of Sundial Capital Research Inc., in January 2023.

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Loss before income taxes

We had loss before income taxes of $295,747 and $21,410 for the years ended September 30, 2023 and 2022, respectively. The increase in loss was mainly attributable to the net effect of the decrease in gross profit, decrease in selling and marketing expenses and the increase in general and administrative expenses as discussed above.

Provision for income taxes

We had no provision for income taxes for the years ended September 30, 2023 and 2022 as we had no assessable profits for both years.

Net loss and comprehensive loss

We had a net loss and comprehensive loss of $295,747 and $21,410 for the years ended September 30, 2023 and 2022, respectively. The increase in net loss was mainly attributable to the decrease in gross profit, decrease in selling and marketing expenses and the increase in general and administrative expenses as discussed above.

Cash Flows

For the Years Ended September 30, 2023 and 2022

The following table sets forth a summary of our cash flows for the years indicated:

	Years Ended September 30,
	2023	2022
Net cash provided by operating activities	$205,103	$117,512
Net cash used in investing activities	-	-
Net cash provided by (used in) financing activities	(367,256)	(122,944)
Net decrease in cash	(162,153)	(5,432)
Cash, beginning of the year	260,259	265,691
Cash, end of the year	$98,106	$260,259

Operating Activities

Net cash provided by operating activities was $205,103 for the year ended September 30, 2023, as compared to net cash provided by operating activities of $117,512 for the year ended September 30, 2022. The increase in net cash provided by operating activities was mainly attributable to the following factors:

●	Net loss of $295,747 for the year ended September 30, 2023, compared to net loss of $21,410 for the year ended September 30, 2022;

●	Services in exchange for shares incurred $434,895 for the year ended September 30, 2023, compared to $0 for the year ended September 30, 2022;

●	Prepaid expenses increased by $12,760 for the year ended September 30, 2023, compared to an decrease of $23,320 for the year ended September 30, 2022;

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●	Accounts payable and accrued liabilities increased by $126,973 for the year ended September 30, 2023, compared to an increase of $3,228 for the year ended September 30, 2022; and

●	Deferred revenue decreased by $50,576 for the year ended September 30, 2023, compared to an increase of $109,175 for the year ended September 30, 2022.

Investing Activities

We had no net cash provided by or used in investing activities for the years ended September 30, 2023 and 2022.

Financing Activities

Net cash used in financing activities was $367,256 for the year ended September 30, 2023, as compared to net cash used in financing activities of $122,944 for the year ended September 30, 2022. The increase in net cash used in financing activities for the year ended September 30, 2023 was mainly attributable to the repurchase of common stock of $283,295, dividends paid to shareholders of $71,194 and net repayment of amounts due to related parties $12,767, compared to the dividends paid to shareholders of $30,512 and net repayment of amounts due to related parties of $92,432 for the year ended September 30, 2022.

Liquidity and Capital Resources

Overview

Our primary capital management strategy is to preserve sufficient capital to continue providing benefits to our stakeholders and adequate investment returns to our shareholders by selling our products at prices commensurate with our operating risks

We determine the total amount of capital required to be consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and risks of the underlying assets. We are not subject to any externally imposed capital requirements.

Working Capital

As of March 31, 2024, our current assets were $925,674 which include cash of $784,853, prepaid expenses of $91,785 and deferred offering costs of $49,036. Our current liabilities were $593,563 which includes trade payables and accrued liabilities of $55,380, amounts due to related parties of $56,243, payable related to the acquisition of a non-controlling interest of $48,310 and deferred revenue of $433,630. The resulting positive working capital was $332,111. No dividends were declared and paid to the shareholders for the six months period ended March 31, 2024.

As of September 30, 2023, our current assets were $110,866 which include cash of $98,106 and prepaid expenses of $12,760. Our current liabilities were $789,340 which includes trade payables and accrued liabilities of $140,400, amounts due to related parties of $27,233, payable related to the acquisition of a non-controlling interest of $218,267 and deferred revenue of $403,440. The resulting negative working capital was $678,474. The shareholder withdrew $71,194 as cash dividend for the year ended September 30, 2023.

Our primary source of cash is currently generated from our business. Subsequent to year ended September 30, 2023, we raised an aggregate of $1,125,006 in a series of private placements of shares of our common stock during October and November 2023. On June 18, 2024, we raised an additional aggregate $420,001 in a series of non-brokered private placements of shares of our common stock. We estimate that we will be able to conduct our planned operations using currently available capital resources for at least the next 12 months. However, in order to meet our growth expectations, we will need to raise funds beyond our current working capital balance in order to finance future development of services and meet any debt obligations until such time as future profitable revenues are achieved. We will seek to fund our operations through public offerings, including this offering. While facing uncertainties regarding the size and timing of capital raise, we are confident that we can continue to meet operational needs by utilizing cash flows generated from our operating activities.

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Capital Expenditures

There were no capital expenditures for the period ended March 31, 2024 and years ended September 30, 2023 and 2022.

Contractual Obligations

As of March 31, 2024, our contractual obligations consist of the following:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Deferred revenue	$433,630	433,630	-	-	$–
Total	$433,630	433,630	-	-	$–

As of September 30, 2023, the Company’s contractual obligations consist of the following:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Deferred revenue	$403,440	403,440	-	-	$–
Total	$403,440	403,440	-	-	$–

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources for the three and six months ended March 31, 2024 and years ended September 30, 2023 and 2022.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, contingent assets and liabilities, each as of the date of the financial statements, and revenues and expenses during the periods presented. On an ongoing basis, management evaluates their estimates and assumptions, and the effects of any such revisions are reflected in the financial statements in the period in which they are determined to be necessary. Management bases their estimates on historical experience and on various other factors that they believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual outcomes could differ materially from those estimates in a manner that could have a material effect on our consolidated financial statements.

While our significant accounting policies are more fully described in Note 2 – Summary of Significant Accounting Policies to our consolidated financial statements, we believe that there were no critical accounting policies and estimates that affect the preparation of financial statements.

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BUSINESS

Overview

We are an emerging financial technology platform company that offers proprietary research analytics, data and tools for both institutional and retail equity traders through our flagship platform, SentimenTrader.com. By integrating advanced technologies, including AI tools, with the critical thinking and analytical abilities of our team of evidenced-based trading veterans, we aim to provide our Users with a powerful combination of technology and expertise, enabling them to make informed decisions to level-up their trading in the markets.

Our platform is powered by an advanced data collection system that operates utilizing API calls and web scraping, fetching raw data 24/7 from a wide array of authoritative sources, including industry leaders like Bloomberg, Chicago Board Options Exchange, Consensus, Commodity Futures Trading Commission, End of Day Historical Data and Intercontinental Exchange. This automated process allows us to remain abreast of the latest market trends, trading volumes, and essential financial indicators.

Starting with the continuous collection of data, our algorithms categorize and refine information into clear indicators. Our analysts apply their expertise to this data across various financial instruments, generating detailed reports to facilitate investment decisions.

The integration of our technology, especially in stock index analysis, leverages advanced machine learning to refine and enhance signal detection continually. This synergy culminates in delivering User-centric tools and solutions, providing our Users with comprehensive analytics and insights, and a foundation for all our AI-driven tools and services. This approach not only offers timely and accurate data directly to our Users but also fosters trust and transparency, minimizing reliance on third-party sources in the financial decision-making process.

Our platform currently provides coverage of U.S. equity and option securities, evaluating the equities and options markets and conducting assessments through our analysts and technology daily. SentimenTrader utilizes technical indicators of market sentiment (meaning our proprietary gauge of the overall attitude of investors towards a particular market or security) as the cornerstone for our analyses and integrates technological advancements and the potential of deep learning techniques to create trade ideas, strategies, models, and other market analysis. We intend to target a wider audience than our current User base by broadening the scope and variety of our products, expanding the types of securities our platform covers, and broadening our coverage to include more markets and exchanges.

Our Industry and Market Opportunity

According to Tipalti Fintech, the global financial sector was worth US$26.5 trillion in 2022 with a compound annual growth rate (or CAGR) of 6%, and according to Gitnux Fintech Industry Statistics, the global fintech market was valued at approximately $127.66 billion in 2023. The sector’s expansion provides us with an excellent opportunity to strategically leverage this growth. By offering advanced research analytics and tools tailored to meet the dynamic requirements of traders, we can be effectively positioned as a pivotal resource in the trading community.

The global AI in fintech market showcased remarkable growth in 2023, expanding from $9.15 billion in 2022 to $11.59 billion, recording an impressive CAGR of 26.8%, and the market anticipates continued expansion with projections pointing towards reaching $31.71 billion by 2027 at a robust CAGR of 28.6%. The increasing adoption of AI in fintech has led to our integration of AI tools, providing Users with cutting-edge capabilities for more informed decision-making.

The global self-directed investing market size reached $84 billion in 2022, and according to Market Monitor Report 2023, the market is forecasted to achieve $110 billion by 2028, with a CAGR of 4.6%. 39% of U.S. investors are seeking access to a wide market coverage according to a report from Refinitiv, which makes expanding coverage to include international markets and international exchanges on our platform critical. Therefore, we expect to also see a considerable increase in the number of self-directed investors from now through 2031, and we believe there will be a rush to provide the right tools and platforms for self-directed investors making trading decisions.

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According to Sigma Research, The U.S. equity markets are the largest in the world and continue to be among the deepest, most liquid and most efficient, representing 44.9% of the $109.0 trillion global equity market cap in 2023, or $49.0 trillion, which is 3.9x the next largest market, the European Union. The U.S. share of the global equity market cap has averaged 39.1% over the last 10 years, troughing at 36.6% in 2015 and peaking at 44.9% in 2023. Global futures and options trading volume hit a record 137 billion contracts in 2023, up 64% compared with 84 billion contracts in 2022. 2023 was the sixth consecutive year of record-setting trading activity in the global listed derivatives markets, and North America is the second largest region in terms of trading volume, according to a Financial Industry Association report published on January 19, 2024.

In 2022, the stock market faced significant setbacks resulting from the global COVID-19 pandemic, associated economic concerns, and significant inflation. Even under these conditions, these volatile conditions still spurred the rise of individual investors eager to capitalize on market entry points. Notably, the volume of derivatives trading, particularly options, maintained an upward trajectory. In 2024, as the market shows signs of continued recovery and positive growth in trading volumes, we believe we are well-placed to serve the expanding retail investor market, particularly in the U.S., where we have a substantial client base and significant global interest in U.S. equities and options. We plan to continue capitalizing on this rise of individual investors by focusing on our strategy to broaden market reach, which includes cross-selling services and incorporating complementary tools that align with our service offerings. Our aim is to deepen our subscriber base in the U.S. and attract a diverse international audience within the self-directed investing market segment.

Our Flagship Product - SentimenTrader.com

Founded by Jason Goepfert in January 2003, Sundial Capital Research Inc. is a financial technology platform providing insights into market sentiment through a variety of tools, reports, and strategies, and it has made significant strides in the financial sector. Leveraging Jason’s extensive experience in financial markets and the brokerage business, Sundial has operated the website SentimenTrader.com since 2003, and the platform has become well renowned for its comprehensive market sentiment indicators and models for elite traders and money managers.

Since 2015, we reconstructed the firm’s data infrastructure from the ground up, marking Sundial’s transition into a technology-centric research entity. This transformation has significantly enhanced SentimenTrader’s technology and functions.

Over the past decade, SentimenTrader has distinguished itself as a leading and influential financial research platform. Leveraging vast amounts of historical and current data, it offers advanced market indicators and analysis to our Users. SentimenTrader is particularly acclaimed for its innovative proprietary research methods, such as the Smart Money Confidence Indicator, which monitors institutional investors’ buying and selling activities, and the Market Sentiment Optimism Indexes (Optix), that measure the current level of market sentiment against its recent range. These features have solidified SentimenTrader’s reputation as a cornerstone for sophisticated market insights, making it an indispensable tool for understanding market dynamics.

Market sentiment encompasses the general feeling or tone of a market or a particular security based on various indicators and market activities. It is an amalgamation of investor attitudes, opinions, and expectations, and plays a crucial role in influencing market movements. The market can be influenced by a spectrum of factors including economic data, geopolitical events and market trends, which makes market sentiments important considerations when making trade decisions. SentimenTrader’s expertise lies in transforming the concepts and factors that influence market sentiment through our research, data and tools into actionable strategies for our Users.

Our SentimenTrader platform provides insight into market sentiments through its tools, reports, and data collection. The market sentiments are generally identified and analyzed through our proprietary indicators developed by our analysts, such as our Smart Money Confidence Indicator and Optix.

Our research reports are written by our team of veteran Wall Street analysts—notably Dean Christians, Jason Goepfert and Jay Kaeppel—and are sent to our Users via e-mail on a daily and weekly basis. Our research reports aim to analyze the current market sentiment through the use of human intuition and years of expertise. Our analysts will typically provide a thesis regarding the market sentiment of how a particular market will move in the future and a supporting argument in each report. Analysts also use graphs and charts created on the SentimenTrader platform as visual explanation in support of their theses. The research reports encompass a range of topics such as U.S. equities, indexes, options, commodities, government and corporate bonds.

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Our research team has consistently made headlines in renowned publications like The Economist, CNBC, Forbes, The Wall Street Journal, CBS News, Barrons and The New York Times, and is currently led by Dean Christians, a seasoned Wall Street trader with over two decades of expertise in financial market analysis. Dean’s proficiency in data and quantitative research, including his development of the Tactical Composite Trend Model (TCTM), has been pivotal in shaping our team’s approach. We pride ourselves on delivering meticulously tested, data-driven insights that span both macro and micro market aspects, satisfying the diverse needs of long-term investors and day traders. Our commitment to high-quality research and innovation, coupled with Dean’s deep domain expertise, positions us to explore and seize new opportunities in the financial industry and foster sustained growth and client satisfaction across global markets.

SentimenTrader offers a broad range of subscription-based services to its Users in addition to research and analysis offerings. These services include access to exclusive sentiment data, models, and proprietary tools designed to empower Users with an edge in the financial markets. Through word-of-mouth growth marketing initiatives, SentimenTrader has fostered a dedicated following of over 25,000 Users and has attracted a quarter of a million social media followers. This dedicated audience includes Users and other industry participants who have come to value the website as a trusted and reliable source of valuable financial insights. Upon subscribing to SentimenTrader, Users can access our research, along with our tools such as indicators and indexes, through the SentimenTrader website and will begin receiving research reports via email according to their selected preferences. We strive to offer a platform where human analytical abilities and technology enhance each other, providing our Users with advanced research analytics, tools and data to aid in their trading.

Product Offerings within SentimenTrader

We currently offer 7 total products through SentimenTrader to our Users. We segregate our products into three categories: (1) Data & Technology, which consists of DataEdge API, BackTest Engine and Indicators & Charts; (2) Research Reports, which consists of Report Solutions and our Report Library; and (3) Actionable Strategy, which consists of Smart Stock Scanner and Index Trading Strategies.

Data & Technology

Our Data & Technology services aim to offer solutions for actionable trading insights through advanced tools that are accessible by Users who subscribe to the essentials package and higher subscription tiers. Our Users are able to access features such as DataEdge API, Indicators & Chart and Backtest Engine, allowing our Users to review our analyses of market sentiment in detail. We provide customized chart indicators, proprietary models and strategies which our Users are able to customize and amend according to their needs and then backtest with our Backtest Engine.

DataEdge API

DataEdge API, allows our institutional Users to access raw data sets that include extensive sentiment, seasonality and quantitative trading research and analytics databases. DataEdge API empowers hedge funds, proprietary trading groups, investment advisory firms, and systematic traders to integrate SentimenTrader data into their chosen software platform and programming language.

Indicators & Chart

Our team is constantly exploring new data series to provide valuable insights to our Users. Our Indicators & Chart platform comprises over 3,000 sentiment, breadth, and seasonality indicators and charts. This includes proprietary metrics such as the Smart Money/Dumb Money Confidence Indicator and Optix which are exclusive to our platform, as well as other indicators like short-term and immediate-term risk levels, short-term extreme model, and indexes of other derivatives. These tools allow investors to review sentiment analyses and gain data-driven insights into most market conditions.

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Backtest Engine

Backtesting is the process of evaluating strategies by using historical data to simulate potential future performance. Previously, backtesting would require traders to learn to code their own program to simulate and evaluate their strategy. Our proprietary Backtest Engine allows easy testing of trading ideas without the need of programming. Key features of Backtest Engine include easy access through the SentimenTrader website, a one-click scan feature for new signals, access to our analysts’ favorite backtests, and several customization options, all designed to provide a data-driven and quantitative approach to investment decisions. Backtest Engine empowers trading decisions with our market research application, Indicators & Charts, featuring a User-friendly design and an extensive library of over 3,000 SentimenTrader indicators.

Research Reports

Reports and articles under our analysis category cover the U.S. equities markets and are generated by our in-house researchers and analysts, who act in their respective independent roles. Our analysts gather their market data from various sources, including Bloomberg, Chicago Board Options Exchange, Consensus, and the Commodities Futures Trading Commission. In constructing their analysis, our analysts rely on the tools on the SentimenTrader platform. For example, our analysts can include the relevant indicators and charts supporting the theses in their reports and articles or make comparisons to previous trading data with market data obtained from the various sources. The reports are sent to our Users daily and weekly. Our typical ‘open rate’ and ‘clickthrough’ rate are 40-65% and 2-20% respectively. Users who are subscribed to any of our subscription tiers are allowed access to our report library which allows them to view past reports. We currently publish four research reports on a regular basis:

➢	SentimentEdge Report

The SentimentEdge Report presents unbiased sentiment analysis and trading insights from our analyst, Jason Goepfert. Mr. Goepfert has over 20 years’ experience in sentiment and market analysis and focuses on data-driven research, often looking at data derived from the Sentimentrader platform such as seasonality of historical trading data, key indicators (such as Smart Money/Dumb Money Confidence Indicator), indexes, and making comparisons between indexes to find market correlations. Users are able to access Mr. Goepfert’s evidence-based marketing analysis, derived from his data-driven approach, either through our SentimenTrader platform or the daily e-mail distributing the SentimentEdge Report.

➢	Kaeppel’s Corner

Kaeppel’s Corner offers quantitative analysis and trading insights by experienced analyst Jay Kaeppel, a Senior Research Analyst with over 15 years of experience who is a widely recognized financial author and educator who has made significant contributions to various instruments and publications. Mr. Kaeppel’s report focuses on a range of sectors that consist of commodities, indexes and government and corporate bonds. Mr. Kaeppel also educates our Users via daily emails covering potential trade ideas that our Users can stimulate themselves.

➢	ModelEdge Report

The ModelEdge Report delivers market research insights and model-based trading ideas from former Wall Street trader Dean Christians. Mr. Chistian’s research takes an evidence-based approach, focusing on a macroeconomic perspective on movements in equities markets and indexes. The ModelEdge Report is available daily on our SentimenTrader platform and is distributed to our Users via e-mail.

➢	TradingEdge Weekly

The TradingEdge Weekly report aims to provide a market overview for the past week, taking references from our other daily research report emails and diving deeper into the important topics or ideas that our analysts feel are most important for our Users to take away. The TradingEdge Weekly is delivered to our Users every Friday via e-mail.

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Actionable Strategy

Smart Stock Scanner is a product that is used to improve the efficiency of stock and exchange traded fund investment decisions. The product scans ETFs and stocks in the S&P 1500, and utilizing AI, our platform can analyze and learn from historical data, taking into account previously selected signals that align with market trends. In addition to ETFs and stocks in the S&P 1500, our Smart Stock Scanner scans thousands of indicators demonstrating a higher average winning rate immediately after the market closes. It then ranks the signals that most align with current market conditions based upon historical market data, allowing Smart Stock Scanner to assess which dataset is most closely correlated to observed market conditions. These results are then integrated into the AI system.

Although we do not provide Users with direct access to AI analytics, we offer key metrics that are derived from our AI analytics, including win rates based on backtested data, expected returns, and the chosen signals used to make these determinations. Our Smart Stock Scanner is used in statistical analysis and analyzing and filtering stocks that meet pre-set requirements tailored by our analysts. Our SentimenTrader platform generates trade ideas, strategies, models, and other market analyses, empowering Users to gain a deeper understanding of market trends, select signals that align with their criteria, and leverage our AI to enhance their decision-making process. This information encompasses backtested results for the top 100 stocks, calculating key trading parameters like win rate, stop loss, profit target, optimal market entry times, and cash allocation.

As part of our Actionable Strategy category, we also provide a suite of Macro Index Trading Strategies, encompassing 21 distinct investment methodologies crafted to navigate a broad spectrum of market conditions. These Macro Index Trading Strategies allow our Users to rely on strategies tailored to different investment goals and market conditions in trading.

Our User Journey

We send daily and weekly emails to our subscribed Users, aiming to educate them on market sentiments and nurture their trading ideas. Utilizing Mailchimp, we directly distribute our analysts’ research reports, providing timely insights to guide investment decisions and connect effectively with our User base. Users can then use the selection of tools on our platform to simulate or validate their ideas by, for example, using Indicator & Charts to contrast their chosen trading strategy against the past performance of our analyst-chosen indicators or simulate their trade ideas using past historical data through our Backtest Engine. Our suite of tools, when combined with the market observations produced by our analysts, allow our Users to develop actionable strategies which they can simulate and analyze with the use of advanced technology to sharpen their strategies, generate further ideas, and otherwise explore further in their trading journey.

Subscriptions

We offer free and paid subscription packages to use the SentimenTrader platform. We bundle our products into three categories: the Research Report, which is priced from $59 per month or $590 annually, and allows access to SentimentEdge Report, Kaeppel’s Corner and ModelEdge Report; the Essentials, priced at $99 per month or $990 annually, which allows access to all of the products from the Report as well as our services that include Indicators & Chart, Backtest Engine, and Macro Index Strategies; and the Essentials Plus, which is priced from $139 per month or $1,390 annually, which provides access to all features of the Essentials and our AI suite of products.

DataEdge API is currently sold to enterprises on a separate annual subscription basis. Enterprise versions are more fit for institutional investors or investment advisory firms, which allows them access to raw data sets, customization of data feeds, and all our features, as well as JSON data set delivery format that aims to seamlessly integrate our data with their selected platform.

For subscription management and payment processing, we utilize Recurly to handle recurring payments, providing us with detailed insights into subscription metrics across various periods, whether monthly, quarterly, or annually. Furthermore, we accommodate a range of payment preferences by integrating additional gateways such as PayPal and Stripe that allows us to accept payment via major credit card issuers.

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Our Users

Users of our platforms are typically segregated into two segments: paid corporate and individuals and enterprises. We are not dependent on any key Users, nor do we supply our software to any government agencies.

Our Users include:

●	Retail Traders: Individual traders and investors, both beginners and experienced traders, who use charting platforms for chart analysis, technical analysis, and idea generation for their trades and investments.

●	Active Traders: Day traders, swing traders, and other active participants in the financial markets who rely on real-time data, advanced charting tools, and technical indicators to make informed trading decisions.

●	Technical Analysts: Professionals who specialize in technical analysis of price charts and patterns to predict future price movements and identify potential trading opportunities.

●	Investors: Long-term investors who use the platform to analyze market trends, perform fundamental analysis, and monitor their investment portfolios.

●	Financial Professionals: Financial advisors, portfolio managers, and professionals in the financial industry who utilize charts and tools to assist their clients and manage investment portfolios.

●	Educators: Traders and analysts who offer educational content and training related to trading strategies, technical analysis, and investing concepts.

●	Researchers: Academic researchers and analysts who study market behavior, trading patterns, and other financial phenomena for the purpose of generating insights and advancing the field of finance.

●	Fintech Companies: Startups and established Fintech companies that integrate charts and data into their platforms to provide their Users with advanced trading and analysis capabilities.

●	Media Outlets: Financial news websites, blogs, and media organizations that provide visual representations of market trends and analysis in their content.

●	Hobbyists: Enthusiasts who have an interest in finance and trading.

Sales, Marketing and Users Acquisition

Our success hinges on the expansion of our subscribed User base, and we actively diversify our User acquisition channels by promoting our financial services sector-focused offerings on social media platforms. We cast a wide net through social media marketing, targeted ads, and our email list, engaging viewers who are most active in these arenas. Our strategies have yielded positive results, particularly through social media ads and word of mouth. To further enhance our reach, we are exploring additional avenues such as implementing referral codes and utilizing affiliate links to expand our distribution lines. This, coupled with the expansion of our suite of services to encompass a wider audience, reflects our commitment to not only relying on proven marketing strategies like complimentary newsletters and collaborations with marketing firms but also innovating our approach to User acquisition and engagement.

In 2024, we anticipate collaborating with third-party promotion companies as part of our marketing initiatives, aiming to tap into their established networks, access new audiences, and leverage their promotional capabilities to effectively market our products.

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Our Mission and Technology.

Our mission is to establish ourselves as a preeminent fintech information company dedicated to the development of smart platforms tailored to empower the investing community with actionable strategic insights.

Technology is key to the fulfillment of our mission by achieving efficiency for our business, improving the User experience and enabling innovation. We rely on both in-house and outsourced technology team to build our technology platform and develop new products. Together with our outsourced team, we currently have nine dedicated professionals in the technology department.

Our platform is engineered with a tech stack that supports scalability and promotes data integrity, incorporating a multitude of data sources to comprehensively analyze, examine and interpret the complex data received from our data sources. Our platform integrates three cloud service models: Software-as-a-Service (SaaS), platform-as-a-service (PaaS), infrastructure-as-a-service (IaaS). We currently use industry leading service providers for our customer relationship management, email delivery, subscription billing, data warehouse and data center.

Our platform and analysts utilize data provided by Bloomberg, Chicago Board Options Exchange, Consensus, Commodity Futures Trading Commission, End of Day Historical Data and Intercontinental Exchange. This data facilitates our analysts’ generation of their research theses which are shared via e-mails with our subscription list or Users through Mailchimp.

While our analysts aim to provide quantitative pieces to our Users, our platform’s programs will also process the data in their respective section, such as analyzing smart money/dumb money confidence or assessing sentiment for a variety of products including equities, commodities, bonds and foreign currencies, ranking them in terms of pessimism or optimism to show the sentiment in the market.

Our platform is hosted with Amazon AWS and Heroku. We believe the infrastructure is highly scalable and will allow us to serve our Users’ needs. We also rely on data redundancy solutions, such as Cloudflare, to promote data integrity and apply security measures in our technology to mitigate potential vulnerabilities.

Competitive Landscape

We operate in a highly competitive industry and many of our competitors are larger, more experienced, and better funded than we are. As the markets within our operational scope continue to mature and novel technologies and competitors make their foray, we anticipate an escalation in competitive forces. Our competitive arena encompasses several distinct categories, namely:

●	Online Platforms - These are comprehensive websites or applications that offer a range of investment tools, research, real-time data, and analytics. They often include interactive charts, live feeds, and community forums. Examples include Bloomberg Terminal, Reuters Eikon, and TradingView.

●	Conventional Publishers of Financial News - Traditional outlets that have been providing financial news, analysis, and market updates. They may offer digital content through websites and mobile apps as well as print publications. Examples include The Wall Street Journal, Financial Times, and Barron’s.

●	Web-based Subscription Models - These services offer premium content such as exclusive market analysis or stock picks on a subscription basis, typically through a website. Examples include Motley Fool, Seeking Alpha, and Morningstar.

●	Providers of Institutional Financial Software - Companies that offer robust and often customizable software solutions designed for use by financial institutions like banks, hedge funds, and asset managers. These solutions typically include advanced analytics, portfolio management, risk assessment, and compliance tools. Examples include FactSet, BlackRock’s Aladdin, and MSCI’s risk and portfolio management services.

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●	Economical, individual-focused newsletter subscription services - These are more affordable subscription services targeted at individual investors, providing newsletters with market insights, analysis, and investment tips. Examples include Stansberry Research, Cramer’s Action Alerts Plus, and Investor’s Business Daily.

●	Online tools designed to aid investment activities - These are tools that offer assistance with investment decisions, such as stock screeners, technical analysis software, or algorithm-based trading recommendations. They are designed for both novice and experienced investors. Examples include Finviz for stock screening, MetaStock for technical analysis, and Betterment for automated investing.

Our Competitive Advantages

Despite the competitive nature of the industry and the relatively small size of our company, we believe we have a competitive advantage alongside with our growth strategy, and we believe that we are able to capture a good market share through the following:

●	Experienced and Incentivized Management Team: Our team is comprised of seasoned professionals with years of experience in the equities, options, indexes, bond and commodities markets. They have the experience to work diligently towards the success of Users and the platform as a whole.

●	Competitive Position with Differentiated Business Model: The business model is designed to be both human-driven and AI-assisted as we constantly upgrade our system and features.

●	Deep Research & Development Experience with over 10 years of Backtesting Experience: Our analyst team has spent over a decade researching and developing products designed to help Users succeed in the market. They have also extensively backtested these products, constantly improving their effectiveness.

●	Continuous Innovation: We are committed to staying at the forefront of the fintech industry and is constantly innovating to compete within our market.

●	Multiple Avenues to Drive Strong Long-Term Growth: We have multiple strategies in place to foster the long-term growth and success of the platform. Our long-term growth strategy prioritizes personalized User experiences, continuous innovation, and strategic market expansion. We aim to establish a cutting-edge and competitive position in the market by focusing on tailored product development, forming strategic partnerships, and emphasizing robust data security and privacy measures to further enhance User trust and loyalty, promoting sustainable growth.

●	Innovative Sentiment Trading Expertise: Our competitive edge lies in our ability to harness the power of market sentiment. Unlike traditional trading strategies, sentiment trading leverages human emotions and behavior to anticipate market movements, and, unlike our competitors, we provide a comprehensive view of market sentiment as opposed to sentiment analysis of particular stocks or companies. Our platform’s novel blend of technology-driven analysis and human intuition allows us to decode market sentiment more accurately, giving our Users a significant advantage in making well-informed decisions.

●	Intuitive User Experience (UX) and User-Friendly Interface (UI): One of our core competitive advantages lies in our commitment to delivering an exceptional User experience. Our platform boasts an intuitive User interface that is carefully designed to simplify the trading journey for both novice and experienced traders. The User-friendly design streamlines navigation, ensuring that Users can seamlessly access powerful trading strategies and tools without the need for extensive technical knowledge.

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Our Strategy

While this market is highly competitive, we believe in our competitive advantages. We are focusing on the following strategies to further expand our horizons and fuel further growth:

●	Geographic and industry vertical expansion of our operations and services: We will focus on improving our technology, deepening relationships with key Users, broadening our services, and expanding our geographical presence, including integrating access to other derivative instruments and other alternative markets.

●	Attract more Users: We acquire new Users through an omni-channel marketing strategy that includes ads, email and subscriber lists, social media and affiliate networking. We market in these channels through free and paid content.

●	Expansion into New Technology and Markets: Our focus has largely been on U.S. equities. One of our key strategies and focus is to expand on our offerings, such as other derivative instruments or international markets expansion to build out a comprehensive suite of investment research products and solutions for our Users.

●	Continue to invest in research and development: We’re committed to further developing our presence within the financial sector by researching new technologies, deepening our domain expertise and developing specific solutions for target industry verticals, including collectibles, crypto, warrants and other derivatives. This will enable us to better cater to tailored requirements of our Users. Our focus remains on crafting solutions that make the most of our industry insights and research capabilities. By merging our proprietary applications with our services, we are dedicated to delivering optimal solutions that precisely meet the needs of our Users.

●

Capture new growth opportunities through strategic alliances and acquisitions: We were formed via strategic acquisitions, and this will remain a focus of ours. While we are not presently a party to any agreements with respect to any acquisitions or similar events, we will continue to:

● Selectively pursue alliances and acquisitions in order to enhance our industry-specific technology, service delivery capabilities and User base;

● identify and assess opportunities to enhance our abilities to serve our Users, and

● focus on enhancing our technology capabilities, deepening our relationships with key financial industry participants, expanding our portfolio of service offerings and expanding our operations geographically.

Growth By Acquisition

A key element of our growth strategy will be to leverage our position as a public company to deploy a growth by acquisition strategy, focusing on the integration of complementary fintech companies. This strategy is pivotal in our vision to enhance our revenue growth over time. By incorporating these fintech entities into our ecosystem, we aim to expand our suite of tools available to our Users, providing a more comprehensive range of data, research and tools. The rationale behind this strategy is twofold. Firstly, it allows for rapid expansion into new markets and segments, leveraging the existing User base and technological advancements of the acquired companies. Secondly, it facilitates the diversification of our product portfolio to capture a wider range of audiences as well as opening possibilities for cross selling among different platform Users.

We will continue to invest in our organizational infrastructure with the goal of supporting both our organic and inorganic growth objectives. We believe this dual approach of nurturing existing relationships while expanding through strategic acquisitions will position us strongly in the global financial market, capturing synergies and driving efficiencies for the benefit of all our Users.

At present, we have no agreements or understandings, nor have we engaged in any material discussions, with any potential target companies.

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Intellectual Property

We rely on a combination of trademark and copyright laws, trade secrets, confidentiality provisions and other contractual provisions to protect our proprietary rights, which are primarily our brand names, product coding and marks.

We have submitted the 14 trademark applications as follows:

Mark	Country of Registration	Application Number	Class/Description	Status
	United States	98449608	Class 9, Class 35, Class 36, Class 42	Pending
	United States	98449994	Class 9, Class 35, Class 36, Class 42	Pending
	United States	98450258	Class 9, Class 35, Class 36, Class 42	Pending
	United States	98436868	Class 9, Class 35, Class 36, Class 42	Pending
	United States	98436719	Class 9, Class 35, Class 36, Class 42	Pending
	United States	98436557	Class 9, Class 35, Class 36, Class 42	Pending
SENTIMENTRADER ANALYSIS OVER EMOTION	United States	98434001	Class 9, Class 35, Class 36, Class 42	Pending
SENTIMENTRADER	United States	98433886	Class 9, Class 35, Class 36, Class 42	Pending
AETHER A NEW LEVEL OF TRADING	United States	98434096	Class 9, Class 35, Class 36, Class 42	Pending
SentimentEdge Report	United States	98432515	Class 9, Class 35, Class 36, Class 42	Pending
ModelEdge Report	United States	98432578	Class 9, Class 35, Class 36, Class 42	Pending
IndicatorEdge	United States	98432605	Class 9, Class 35, Class 36, Class 42	Pending
DataEdge	United States	98432662	Class 9, Class 35, Class 36, Class 42	Pending
BackTestEdge	United States	98433692	Class 9, Class 35, Class 36, Class 42	Pending

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Employee and Human Capital

As of June 15, 2024, we had total nine employees, eight of which are full-time employees, and one of which is a part-time employee.

As of the date of this prospectus, most of our employees work remotely. Our management team places a significant focus and attention on matters concerning our human capital assets, particularly on the specific industry and technical knowledge required to publish our research and continue to improve upon the technology of our applications.

We believe we offer our staff competitive compensation packages and an environment that encourages creativity and productivity, and as a result, have generally been able to attract and retain qualified personnel. Our staff are not represented by a labor organization or covered by a collective bargaining agreement. We believe we maintain a good working relationship with our staff and to date, we have not experienced any labor disputes.

Government Regulation

We are subject to a variety of domestic and foreign laws and regulations in the U.S. and abroad involving matters that are important to (or may otherwise impact) our platform, such as broadband internet access, online commerce, privacy and data security, advertising, intermediary liability, consumer protection, taxation, worker classification and securities compliance. These domestic and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are continually evolving and can be subject to significant change. As a result, the application, interpretation and enforcement of these laws and regulations (and any amended, proposed or new laws and regulations) are often uncertain, particularly in the Internet industry, and may vary from jurisdiction to jurisdiction and over time, which could result in conflicts with our current policies and practices.

Because we conduct substantially all of our business on the Internet, we are particularly sensitive to laws and regulations that could adversely impact the popularity or growth in use of the Internet and/or online products and services generally, restrict or otherwise unfavorably impact whether or how we may provide our products and services, regulate the practices of third parties upon which we rely to provide our products and services and/or undermine an open and neutrally administered Internet access. For example, in December 2017, the U.S. Federal Communications Commission (the “FCC”) adopted the Restoring Internet Freedom Order. This order, which was released in January 2018 and took effect in June 2018, reversed net neutrality protections in the United States that had been in place since 2015, including the repeal of specific rules against blocking, throttling or “paid prioritization” of content or services by Internet service providers. Also, Section 230 of the Communications Decency Act of 1996 (“Section 230”), which generally provides immunity for website publishers from liability for third party content appearing on their platforms and the good faith removal of third party content from their platforms that they may deem obscene or offensive (even if constitutionally protected speech), since its adoption has been (and continues to be) subject to a number of challenges. The immunities conferred by Section 230 could also be narrowed or eliminated through amendment, regulatory action or judicial interpretation. In 2018, the U.S. Congress amended Section 230 to remove certain immunities and most recently, in 2020, various members of the U.S. Congress introduced bills to further limit Section 230, and a petition was filed by a Department of Commerce entity with the Federal Communications Commission to commence a rulemaking to further limit Section 230. Any future adverse changes to Section 230 could result in additional compliance costs for us and/or exposure for additional liabilities.

The California Consumer Privacy Act (the “CCPA”), which went into effect on January 1, 2020, provides consumers the right to know what personal data companies collect, how it is used, and the right to access, delete, and opt out of the sale of their personal information to third parties. It also expands the definition of personal information and gives consumers increased privacy rights and protections for that information. The CCPA also includes special requirements for California consumers under the age of 16. In addition, the European Union and United Kingdom have adopted the General Data Protection Regulation (the “GDPR”), which likewise impose significant data protection obligations on enterprises, including limitations on data uses and constraints on certain uses of sensitive data. Effective January 1, 2023, we also become subject to the California Privacy Rights Act, which expands upon the consumer data use restrictions, penalties and enforcement provisions under the California Consumer Privacy Act, and Virginia’s Consumer Data Protection Act, another comprehensive data privacy law. Effective July 1, 2023, we also became subject to the Colorado Privacy Act and Connecticut’s An Act Concerning Personal Data Privacy and Online Monitoring, which are also comprehensive consumer privacy laws. Effective December 31, 2023, we also became subject to the Utah Consumer Privacy Act, regarding business handling of consumers’ personal data.

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As a provider of subscription-based products and services, we are also impacted by laws or regulations affecting whether and how we may periodically charge Users for subscription renewals. For example, the European Union Payment Services Directive, which became effective in 2018, could impact the ability of our platform to process auto-renewal payments for, as well as offer promotional or differentiated pricing to, Users who reside in the European Union. Similar laws exist in the U.S., including the federal Restore Online Shoppers Confidence Act and various U.S. state laws, and legislative and regulatory enactments or amendments are under consideration in a number of U.S. states.

We are also subject to laws, rules and regulations governing the marketing and advertising activities of our platform conducted by or through email, mobile digital devices and the Internet, including the CAN-SPAM act and similar state laws, rules and regulations, as well as local laws, rules and regulations and relevant agency guidelines governing background screening.

Further, our platform could be subject to the Americans with Disabilities Act (the “ADA”) The ADA does not explicitly address online compliance. With no specific coverage under the law, it usually falls to the courts to determine how ADA standards apply to websites—or whether they do at all.

Investment Advisers Act of 1940

Under the Investment Advisers Act of 1940, or the Investment Advisers Act, and the rules adopted under that statute, a person or firm is required to register with the SEC if the person or firm is:

●	an “investment adviser” under Section 202(a)(11) of the Investment Advisers Act;

●	not excepted from the definition of investment adviser by Section 202(a)(11)(A) through (E) of the Investment Advisers Act;

●	not exempt from SEC registration under Section 203(b) of the Investment Advisers Act; and

●	not prohibited from SEC registration by Section 203A of the Investment Advisers Act.

Applicable state laws may have similar registration requirements.

Subject to certain limited exclusions, Section 202(a)(11) of the Advisers Act generally defines an “investment adviser” as any person or firm that: (1) for compensation; (2) is engaged in the business of; (3) providing advice, making recommendations, issuing reports, or furnishing analyses on securities, either directly or through publications. A person or firm must satisfy all three elements to be regulated under the Investment Advisers Act.

The SEC’s Division of Investment Management construes these elements broadly. For example, with respect to “compensation,” the receipt of any economic benefit suffices. To be deemed compensation, a fee need not be separate from other fees charged, it need not be designated as an advisory fee, and it need not be received directly from a client. With respect to the “business” element, an investment advisory business need not be the person’s or firm’s sole or principal business activity. Rather, this element is satisfied under any of the following circumstances: the person or firm holds himself or itself out as an investment adviser or as providing investment advice; the person or firm receives separate or additional compensation for providing advice about securities; or the person or firm typically provides advice about specific securities or specific categories of securities. Finally, a person or firm satisfies the “advice about securities” element if the advice or reports relate to securities. The Division has stated that providing one or more of the following also could satisfy this element: advice about market trends; advice in the form of statistical or historical data (unless the data is no more than an objective report of facts on a non-selective basis); advice about the selection of an investment adviser; advice concerning the advantages of investing in securities instead of other types of investments; and a list of securities from which a client can choose, even if the adviser does not make specific recommendations from the list. An employee of an SEC-registered investment adviser does not need to register separately, so long as all of the employee’s investment advisory activities are within the scope of his employment.

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One of the statutory exclusions from the definition of “investment adviser” is the “publisher’s exclusion”. Under Section 202(a)(11)(D) of the Investment Advisers Act, “the publisher of any bona fide newspaper, news magazine or business or financial publication of general and regular circulation” is excluded from the “investment adviser” definition. This “publisher’s exclusion” requires that product or service offerings must be: (1) of a general and impersonal nature, in that the research provided is not adapted to any specific portfolio or any client’s particular needs; (2) “bona fide” or genuine, in that it contains disinterested discussion and analysis as opposed to promotional material; and (3) of general and regular circulation, in that it is not timed to specific market activity or to events affecting, or having the ability to affect, the securities industry. The basis for reliance on such exclusion will depend on a facts-and-circumstances analysis.

Certain services provided by us may cause us to meet the definition of “investment adviser” in the Investment Advisers Act and similar state laws. Under the Investment Advisers Act, an “investment adviser” is defined as a “person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities.” In particular, certain of the research content we publish, such as the newsletters circulated by our analysts, and other content available on our social media channels, may constitute investment advice. In addition, in general, disclaimers, such as those included with our newsletters, do not change the character of the advice provided for Investment Advisers Act purposes. We rely on the “publisher’s exclusion” from the definition of “investment adviser” under Section 202(a)(11)(D) of the Investment Advisers Act, as described above and as interpreted by legal precedent. We intend at all times to operate our business in a manner as to not become inadvertently subject to the regulatory requirements under the Investment Advisers Act.

If we meet the definition of “investment adviser” in the Investment Advisers Act, and do not meet the requirements for reliance on the “publisher’s exclusion” from the definition of “investment adviser” or another exclusion, exemption, or exception from the registration requirements under the Investment Advisers Act, we will have to register as an investment adviser with the SEC pursuant to the Investment Advisers Act and potentially with one or more states under similar state laws. Registration requirements for investment advisers are significant. If we are deemed to be an investment adviser and are required to register with the SEC and potentially one or more states as an investment adviser, we will become subject to the requirements of the Investment Advisers Act and the corresponding state laws. The Investment Advisers Act requires: (i) fiduciary duties to clients; (ii) substantive prohibitions and requirements; (iii) contractual requirements; (iv) record-keeping requirements; and (v) administrative oversight by the SEC, primarily by inspection. Requirements and obligations imposed on investment advisers can be burdensome and costly. If it is deemed that we are out of compliance with such rules and regulations, we may also be subject to civil and/or criminal penalties. Applicable state laws may have similar or additional requirements. If we are required to register under these laws, we may no longer be able to continue to offer our investment education and entertainment services, which may have a significant adverse impact on our business and results of operations.

Our Facilities

Our executive office is located at 1441 Broadway, 30th Floor, New York, NY 10018. We pay $12,000 yearly in rent for such office space (which consist of 235 square feet of space), and the lease agreement is effective on June 1, 2024 through May 31, 2025. We consider our current office space adequate for our operations.

Legal Proceedings

We are currently not involved in any legal proceedings; nor are we aware of any claims that could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Corporate Structure and History

We were incorporated under the laws of the State of Delaware on August 15, 2023. On August 25, 2023, we acquired a company with the name Sundial Capital Research, Inc. (“Sundial”) through a Share Exchange Agreement with Elixir Technology, Inc. (“Elixir”) and Greentown Investment Corporation Limited (“Greentown”), whereby we issued 4,655,000 shares of our common stock to Elixir and 1,995,000 shares of our common stock to Greentown in exchange for 1,000 and 300 shares of Sundial common stock, respectively, which constituted 100% of the shares of Sundial common stock then issued and outstanding. On the same day, our board of directors also approved and directed the issuance of 2,850,000 shares of common stock to Up and Up Ventures Limited, an entity controlled by our Chief Executive Officer, Chairman and Director Nicolas Kuan Liang Lin. As such, as of the date of this prospectus, we have one subsidiary, Sundial.

Sundial was founded by Jason Goepfert and incorporated under the laws of the State of Minnesota on January 22, 2003. Sundial has been engaged in developing and operating the SentimenTrader platform since its inception.

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MANAGEMENT

Number and Terms of Office of Officers and Directors

Upon the effectiveness of the registration statement of which this prospectus forms a part, we expect that our board of directors will consist of five (5) members. Our directors are appointed for a one-year term to hold office until the next annual general meeting of our stockholders or until removed from office in accordance with our bylaws, which will be in effect upon the consummation of this offering.

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our bylaws, which will be in effect upon the consummation of this offering, as it deems appropriate.

Executive Officers and Directors

The following table sets forth certain information about our executive officers and directors as of the date of this prospectus.

Name	Age	Position
Nicolas Kuan Liang Lin	36	Chief Executive Officer and Chairman
Suresh R. Iyer	50	Chief Financial Officer
Siu Hang (Henry) Wong	30	Chief Operating Officer
David Chi Ching Ho	53	Chief Strategy Officer
Jaclyn Mang Hei Wu	40	Director
Justin Peter Molander (1)(2)(3)	41	Independent Director*
David Mandel (1)(2)(3)	58	Independent Director*
Timothy William Murphy (1)(2)(3)	53	Independent Director*

*Their appointment will be effective upon the closing of this offering.

(1)	Member of the Audit Committee effective upon the closing of this offering.
(2)	Member of the Compensation Committee effective upon the closing of this offering.
(3)	Member of the Nominating and Corporate Governance Committee effective upon the closing of this offering.

Nicolas Kuan Liang Lin has been a director of our company since August 25, 2023, was appointed our interim Chief Executive Officer and Director on September 11, 2023 and was appointed our Chief Executive Officer and Chairman on April 1, 2024. He is an experienced corporate finance executive has over a decade experience in the field of equity capital markets transactions, particular expertise in the field of U.S.-based transactions. Mr. Lin has advised and participated in a number of such transactions, often on behalf of Chinese and other Asian clients. Mr. Lin has been a director of Advance Opportunities Fund and Advance Opportunities Fund I since March 2019. He has also been a director of St James Gold Corp (TSXV: LORD; OTCQB: LRDJF), a mining and exploration company headquartered in Vancouver since October 2019. Mr. Lin has served on the board of several public companies in the U.S. and Canada with experiences including Hawkeye Systems Inc., Technovative Group Inc., Rebel Group, Inc., and Moxian, Inc., where he has led and executed multiple transactions ranging from fund-raising, restructuring, and advisory. From 2012 to 2017, Mr. Lin was a manager at 8i Capital Ltd., where he was involved in advising businesses to list in the United States and London, fundraising, and restructuring work. Mr. Lin’s previous roles include a wide range of finance and legal positions, primarily advising Chinese and Asia-based businesses from restructuring to fund-raising. Mr. Lin received his Bachelor of Law degree from Queen Mary University of London and his MBA degree from University Canada West. We believe Mr. Lin is qualified to serve on our board of directors due to his status as a founder of our company as well his experience with public companies and capital markets.

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Suresh R. Iyer was appointed as our Chief Financial Officer on May 16, 2024. He is an accomplished senior finance professional with over 25 years of international experience in both public and private sectors. As Managing Partner of SRI Associates and a founding member of Ledger Folios, he specializes in US GAAP, IFRS, SEC Reporting, financial planning, IPO/Transaction Readiness, and SPAC/de-SPAC transactions and has assisted clients in reducing operating cost through Offshore Consulting, improve their financial and operational procedures and controls, preparing for a planned IPO, and performing a risk assessment, and reviewing various SEC reporting forms. He holds both CPA and ACA credentials and has extensive knowledge and exposure to the Fintech and Start-up industry. Previously, he was an Audit Manager at BDO USA LLP from January 2017 to June 2021, leading audits for major investment firms and helped in developing BDO’s captive service center in India. From May 2015 to September 2016, he served as a Sr. Associate at PricewaterhouseCoopers LLP, managing financial statement audits. As Corporate Controller at Flex Films USA Inc. from July 2011 to April 2015, he formulated internal controls policies and implemented financial strategies. Earlier in his career, he worked at Iyer Associates from November 2009 to July 2011 and Deloitte & Touché LLP from September 2005 to March 2009, focusing on audit, business development, and financial due diligence.

Siu Hang (Henry) Wong has been our Chief Operating Officer since June 1, 2024. He is a financing and strategic professional with more than 10 years extensive experience in capital markets. Since 2020, he has been working as a stock broker and investment advisor, with a specialty in financing, deal structuring, and executing cross-border transactions. His deep market insights and strategic leadership have established him as a key figure in investment banking and stock brokerage. Mr. Wong has a successful track record of managing significant listings and transactions for public companies, including Banxa Holdings Inc., Little Fish Acquisition I Corp, and Aurum Lake Mining Corporation, etc. His clientele comprises ultra-high net worth individuals, institutional investors, management teams, and major industry players. Beyond his transactional work, Mr. Wong has been instrumental in several M&A financings. His roles have spanned operations, media, and marketing, notably as an organizer at the Global Chinese Financial Forum and as an account executive at NAI Interactive Ltd. since 2015. He has consistently achieved defined sales targets and driven market expansion through the formulation and execution of comprehensive business plans. Mr. Wong graduated from Simon Fraser University in 2015 with a Bachelor of Business Administration Finance degree.

David Chi Ching Ho has been our Chief Strategy Officer since April 2024. He is a corporate strategy professional with more than 25 years of business experience with a proven track record of driving growth and expansion through strategic planning, mergers & acquisitions, and joint-venture partnerships. Since July 2020, Mr. Ho has been the strategic advisor to the Hoovest Group, advising the group on its investments, as well as its corporate strategy and strategic alliances. From September 2018 to April 2020, Mr. Ho was an assistant to the Chairman, and corporate development leader of Lai Sun Development (HKEX: 0488), where he facilitated and supported the Group’s direct investments, acquisitions, and joint venture partnerships. From January 2014 to August 2018, Mr. Ho was a co-founder and executive director at Pergill Internationally Holdings Inc., where he engaged in M&A advisory, corporate strategy, business development, joint venture partnerships, and strategic alliances, and successfully completed the acquisition of assets with a total transaction value of US$280 Million. From June 2009 to May 2017, Mr. Ho was the co-founder and executive director of ChinaLive WTM, where he integrated marketing agency servicing multinational well-known clients including Absolute Vodak, Pernod Ricard and Chivas Regal. From 2010 to 2014, he was also a Greater China business advisor at Reliance Media &Entertainment (Mumbai and Los Angeles) and represented Reliance to monetize their digital content and IP rights in the Greater China region. In the past 10 years start from 2000 to 2010, he was involved as co-founder and executive roles in several companies including BigCafe Holdings Ltd., Temple Saigon and V Private Clubs and DNA-e. Mr. Ho received his Bachelor of Arts degree from University of British Columbia in 1993, he is also fluent in English, Mandarin and Cantonese.

Jaclyn Mang Hei Wu has been a director of our company since August 25, 2023. She is an accomplished finance professional with more than 17 years of industry experience as a Certified Financial Planner (CFP) and a Chartered Life Underwriter (CLU). Currently, she serves as CEO of Monic Financial Group, where she is focused on providing exceptional wealth management service to her existing clients. Ms. Wu has a fervent interest in the realm of private equity, alongside her role as an exempt market dealing representative at Rethink and Diversify Securities Inc. where she is among the top producers at research and development. She has shared her financial knowledge with investors in over 100 seminars and is a member of the PCMA Dealing Representative Advisory Committee. Additionally, she has been acknowledged by the Million Dollar Round Table (MDRT) Association as a Top of the Table qualifier. Ms. Wu is a Co-founder of several successful ventures, including Monic Insurance Services Inc., Monic Developments, Monic Wealth Solutions, InsurSimple, and director of Sundial Capital Research, Inc. We believe Ms. Wu is qualified to serve on our board of directors due to finance and capital markets experience.

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Justin Peter Molander, is a registered member of the Sapotaweyak Cree Nation who holds both Certified Public Accountant and Certified Management Accountant designations. He has over 20 years of experience spanning from financial analysis and market research to financing high growth, capital intensive companies in broad range of industries. He has assembled major financing packages and oversaw the execution of these deals. He has held profile positions in the mining industry analyzing business risk, demand, supply, pricing and mergers and acquisition activity. Since September 2021, Mr. Molander has been a Sessional Instructor and teaches in the business and accounting departments at Kwantlen Polytechnic University, Langara College, University Canada West and CPA Canada. Since June 2014, he has served as the Founder and Managing Director of Trading Post Investments Ltd. From September 2011 to July 2014, he was a Commodity/Research Analyst to Teck Resources, Coal Business Unit. From August 2007 to January 2011, he served as the Executive Assistant to the Minister of Energy and Mines & Research Officer for the Minister of Finance, where he provided political and policy advice to Members of the Legislative Assembly. Mr. Molander has acted as an Accountant since July 2001.We believe Mr. Molander is qualified to serve as a member of our board of directors due to accounting and finance experience.

David Mandel is the co-founder of Bitvore Corp, founded in 2014, an AI and machine learning company used by most of the major firms on Wall Street. Previously, he was a seed investor in Broadcom, Access360 (acquired by IBM), and Fulcrum Microsystems (acquired by Intel), among other successful exits. Mr. Mandel has served as the Chairman of Bitvore Corp since January 2014, and as the Chairman of Yebo Technologies, Inc. since 2010. He served as a director at Namliong Skycosmos, Inc. from October 2007 to September 2009. Mr. Mandel received a degree in Mathematics from the University of Pennsylvania in 1989. We believe Mr. Mandel is qualified to serve as a member of our board of directors due to technology and Wall Street experience.

Timothy William Murphy is an experienced business executive and international lawyer. He is the Founding Partner of Murphy & Company, LLP since January 2011, a leading business law firm in Vancouver, Canada, and has over 15 years of experience advising high growth companies on mergers and acquisitions, technology and finance matters. Mr. Murphy has executive experience as a chief executive officer and has served on the boards of numerous public and private companies. Since August 2019, Mr. Murphy has served as a board member of Shop and Shout Ltd., and has additionally served as a board member of Angus Reid Institute since August 2018. From 2018 to 2021, Mr. Murphy also served as a board member in several private and public companies, including Rival Group Inc., Asep Medical Holdings Inc., and Gerser Brands Inc. Mr. Murphy received his Bachelor of Law and Arts respectively from the University of Saskatchewan in 2001 and 2004, and then got his Master of Laws from McGill University in 2006. We believe Mr. Murphy is qualified to serve as a member of our board of directors due to his substantial experience leading and advising businesses.

Director Independence and Committees of the Board of Directors

Director Independence

Of our prospective directors, we have determined that Justin Peter Molander, David Mandel, and Timothy William Murphy are “independent” directors under the Nasdaq listing standards, while Nicolas Kuan Liang Lin and Jaclyn Mang Hei Wu, our current directors, are not independent under such standards. We have also determined that each of the three prospective members of the Audit Committee is “independent” for purposes of Section 10A(m)(3) of the Exchange Act and the rules promulgated thereunder and under the Nasdaq listing standards. Further, the Board has determined that each of the three prospective members of both the Compensation Committee and the Nominating and Corporate Governance Committee is “independent” under the Nasdaq listing standards.

Board Committees

Prior to the consummation of this offering, we will have three standing committees of the Board: the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. Each of the board committees will act pursuant to a separate written charter adopted by our board of directors, each of which will be available on our website at https://helloaether.com/ upon the conclusion of this offering. Our board of directors may at any time or from time to time appoint certain other committees in its sole discretion as it deems necessary or appropriate to carry out its functions.

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Audit Committee

The Audit Committee will consist of Justin Peter Molander (Chairman), David Mandel, and Timothy William Murphy. The Board has determined that all of the prospective members of the Audit Committee are “independent,” as defined by the Nasdaq listing standards and by applicable SEC rules. In addition, the Board has determined that Justin Peter Molander is an audit committee financial expert, as that term is defined by the SEC rules, by virtue of having the following attributes through relevant experience: (i) an understanding of generally accepted accounting principles and financial statements; (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals, and reserves; (iii) experience preparing, auditing, analyzing, or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities; (iv) an understanding of internal controls and procedures for financial reporting; and (v) an understanding of audit committee functions.

The function of the Audit Committee relates to oversight of the auditors, the auditing, accounting, and financial reporting processes, and the review of the Company’s financial reports and information. In addition, the functions of the Audit Committee will include, among other things, recommending to the Board the engagement or discharge of independent auditors, discussing with the auditors their review of the Company’s quarterly results and the results of their audit, and reviewing the Company’s internal accounting controls.

Compensation Committee

The Compensation Committee will consist of David Mandel (Chairman), Justin Peter Molander and Timothy William Murphy. The Board has determined that all of the prospective members of the Compensation Committee are “independent,” as defined by Nasdaq listing standards. The responsibility of the Compensation Committee is to review and approve the compensation and other terms of employment of our President and Chief Executive Officer and our other executive officers, including all of the executive officers named in the Summary Compensation Table under the heading “Executive Compensation” below (the “named executive officers”). Among its other duties, the Compensation Committee oversees all significant aspects of the Company’s compensation plans and benefit programs. The Compensation Committee annually reviews and approves corporate goals and objectives for the President and Chief Executive Officer’s compensation and evaluates the Chief Executive Officer’s performance in light of those goals and objectives. The Compensation Committee also recommends to the Board the compensation and benefits for members of the Board. The Compensation Committee has also been appointed by the Board to administer our 2024 Equity Incentive Plan. The Compensation Committee does not delegate any of its authority to other persons.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee will be comprised of Timothy William Murphy (Chairman), David Mandel and Justin Peter Molander. The committee members are independent under applicable Nasdaq rules and regulations. The Nominating and Corporate Governance Committee is responsible for, among other things, considering potential board members, making recommendations to the full board as to nominees for election to the board, assessing the effectiveness of the board and implementing our corporate governance guidelines.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, and in the past year have not served, as a member of the compensation committee of any entity that has one or more officers serving on our board of directors.

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Family Relationships

There are no family relationships among any of the directors or executive officers.

Code of Business Conduct and Ethics and Insider Trading Policy

Effective upon consummation of this offering, our Board of Directors will adopt a Code of Ethical Conduct and an Insider Trading Policy. We will file a copy of our Code of Ethics as an exhibit to the registration statement filed in connection with our initial public offering. Once filed, you can review these documents by accessing our public filings at the SEC’s web site at www.sec.gov. The Code of Ethics will also be available on our website at https://www.helloaether.com. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

Limitation of Directors Liability and Indemnification

The Delaware General Corporation Law authorizes corporations to limit or eliminate, subject to certain conditions, the personal liability of directors to corporations and their stockholders for monetary damages for breach of their fiduciary duties. Our amended and restated certificate of incorporation limits the liability of our directors to the fullest extent permitted by Delaware law. In addition, we have entered into indemnification agreements with all of our directors and named executive officers whereby we have agreed to indemnify those directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee or agent of ours, provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, our best interests.

We have director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us, including matters arising under the Securities Act. Our certificate of incorporation and bylaws also provide that we will indemnify our directors and officers who, by reason of the fact that he or she is or was one of our officers or directors of our Company, is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative related to their board role with us.

There is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

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EXECUTIVE COMPENSATION

The following table sets forth the aggregate compensation paid to our named executive officers for the fiscal years ended September 30, 2023 and 2022. Individuals we refer to as our “named executive officers” include our Chief Executive Officer (CEO) and any other highly compensated executive officers whose salary and bonus for services rendered in all capacities equaled or exceeded $100,000 during the fiscal years ended September 30, 2023 and 2022.

We did not incur any executive compensation expenses for the fiscal years ended September 30, 2023 and 2022.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Francis Cid (1)	2023	-	-	-	-	-	-	-
Executive Director	2022	-	-	-	-	-	-	-

Qian Zhang (2)	2023	-	-	-	-	-	-	-
Interim Chief Executive	2022	-	-	-	-	-	-	-
Director

Nicolas Kuan Liang Lin (3)	2023	-	-	-	-	-	-	-
Interim Chief Executive	2022	-	-	-	-	-	-	-
Director

(1)	We were initially incorporated on August 15, 2023. Mr. Francis Cid, upon the filing of our certificate of incorporation, was appointed as its initial director and officer. Mr. Cid received no compensation for his role.

(2)	On August 25, 2023, Ms. Qian Zhang was appointed Interim Chief Executive Officer. Ms. Zhang received no compensation for this role. Ms. Zhang resigned as Interim Chief Executive Officer on September 8, 2023.

(3)

On September 11, 2023, Mr. Nicolas Kuan Liang Lin was appointed our Interim Chief Executive Officer and on April 1, 2024 as our Chief Executive Officer . Prior to the April 1, 2024 Employment Agreement described below, Mr. Lin did not receive compensation from us for his role.

Employment Arrangements with our Executive Officers

Nicolas Kuan Liang Lin

On April 1, 2024, we entered into an employment agreement with Mr. Nicolas Kuan Liang Lin to serve as the Company’s Chief Executive Officer. We agreed to pay Mr. Lin an annual base salary of $60,000, payable monthly. We shall pay or reimburse Mr. Lin for all reasonable and necessary expenses incurred or paid by him during the Term while performing his duties under this agreement. Mr. Lin will be permitted, to the extent eligible, to participate in all employee benefit plans we maintain, is eligible to receive an annual incentive bonus as determined by our board of directors within thirty (30) days of the filing of our annual report, and is subject to certain non-compete, non-solicitation, and confidentiality covenants.

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The Term of the employment agreement commenced on April 1, 2024, and is subject to termination for cause (as defined therein) by us, upon the death or disability of Mr. Lin, or by us without cause. Mr. Lin is entitled to severance upon his termination by us for the aforementioned reasons, subject to certain limitations, equal to:

(i)	the Base Salary on the termination date for the shorter of (x) six months and (y) the remainder of the Term (the applicable period being referred to as the “Severance Period”), payable in monthly installments;
(ii)	benefits under group health and life insurance plans in which Mr. Lin participated prior to termination through the Severance Period;
(iii)	all previously earned, accrued, and unpaid benefits from the Company and its employee benefit plans, including any such benefits under the Company’s pension, disability, and life insurance plans, policies, and programs; and
(iv)	so long as the Company has achieved its budgeted EBITDA level for the period commencing with the end of the Company’s immediately previous fiscal year through the termination date, an amount equal to the product of the bonus paid to Mr. Lin in respect of the immediately preceding fiscal year, times the quotient obtained by dividing (x) the number of full calendar months occurring since the end of the immediately previous fiscal year through the termination date, by (y) 12.

Notwithstanding the foregoing, in the event of Mr. Lin’s termination by us for cause, death, or disability, Mr. Lin, or in the event of his death, his estate, will only be entitled to receive the amounts specified in (ii) – (iv) above.

The initial Term of the employment agreement will expire on the first anniversary of the date of the initial public offering. The terms of the employment agreement shall automatically renew for additional one (1) year periods after the expiration of the initial Term and each renewal period unless either party gives written notice to the other at least thirty (30) days prior to the expiration of the initial term or any renewal period.

David Chi Ching Ho

On April 1, 2024, we entered into an employment agreement with Mr. David Chi Ching Ho to serve as the Chief Strategy Officer of the Company. We agreed to pay Mr. Ho an annual base salary of $60,000, payable monthly. We shall pay or reimburse Mr. Ho for all reasonable and necessary expenses incurred or paid by him during the Term while performing his duties under this agreement. Mr. Ho will be permitted, to the extent eligible, to participate in all employee benefit plans we maintain, is eligible to receive an annual incentive bonus as determined by our board of directors within thirty (30) days of the filing of our annual report, and is subject to certain non-compete, non-solicitation, and confidentiality covenants.

The Term of the employment agreement commenced on April 1, 2024, and is subject to termination for cause (as defined therein) by us, upon the death or disability of Mr. Ho, or by us without cause. Mr. Ho is entitled to severance upon his termination by us for the aforementioned reasons, subject to certain limitations, equal to:

(i)	the Base Salary on the termination date for the shorter of (x) six months and (y) the remainder of the Term (the applicable period being referred to as the “Severance Period”), payable in monthly installments;
(ii)	benefits under group health and life insurance plans in which Mr. Ho participated prior to termination through the Severance Period;
(iii)	all previously earned, accrued, and unpaid benefits from the Company and its employee benefit plans, including any such benefits under the Company’s pension, disability, and life insurance plans, policies, and programs; and
(iv)	so long as the Company has achieved its budgeted EBITDA level for the period commencing with the end of the Company’s immediately previous fiscal year through the termination date, an amount equal to the product of the bonus paid to Mr. Ho in respect of the immediately preceding fiscal year, times the quotient obtained by dividing (x) the number of full calendar months occurring since the end of the immediately previous fiscal year through the termination date, by (y) 12.

Notwithstanding the foregoing, in the event of Mr. Ho’s termination by us for cause, death, or disability, Mr. Ho, or in the event of his death, his estate, will only be entitled to receive the amounts specified in (ii) – (iv) above.

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The initial Term of the employment agreement will expire on the first anniversary of the date of the initial public offering. The terms of the employment agreement shall automatically renew for additional one (1) year periods after the expiration of the initial Term and each renewal period unless either party gives written notice to the other at least thirty (30) days prior to the expiration of the initial term or any renewal period.

Suresh R. Iyer

On May 16, 2024, we entered into a CFO Consulting Agreement with Ledger Pros LLC. Mr. Suresh R. Iyer, the Founder of Ledger Pros LLC, will serve as the Company’s Chief Financial Officer. For services rendered by Mr. Iyer under this agreement, we shall pay him at the rate of $300 per hour, payable semi-monthly. Mr. Iyer shall also be reimbursed for all out-of-pocket and travel-related expenses incurred during the performance of this agreement. We agreed to indemnify Ledger Pros LLC against claims, liabilities, damages, losses or other obligations which may arise under the agreement.

The agreement will commence on the effective date set forth therein and continue for one year from that date unless terminated earlier. We may, at our option, agree to renew, extend, and revise this agreement prior to its expiration. Either party may terminate the agreement upon thirty (30) days’ notice to the other party. Upon termination, Mr. Iyer will be entitled to receive compensation and reimbursement for any work accrued, but not paid by the Company.

Siu Hang (Henry)Wong

On June 1, 2024, we entered into an Employment Agreement with Mr. Siu Hang (Henry) Wong to serve as the Chief Operating Officer of the Company. We agreed to pay Mr. Wong an annual base salary of $60,000, payable on a monthly basis. We shall pay or reimburse Mr. Siu for all reasonable and necessary expenses incurred or paid by him during the Term while performing his duties under this agreement. Mr. Siu will be permitted, to the extent eligible, to participate in all employee benefit plans we maintain, is eligible to receive an annual incentive bonus as determined by our board of directors within thirty (30) days of the filing of our annual report, and is subject to certain non-compete, non-solicitation, and confidentiality covenants.

The Term of the employment agreement commenced on June 1, 2024, and is subject to termination for cause (as defined therein) by us, upon the death or disability of Mr. Siu, or by us without cause. Mr. Siu is entitled to severance upon his termination by us for the aforementioned reasons, subject to certain limitations, equal to:

(i)	the Base Salary on the termination date for the shorter of (x) six months and (y) the remainder of the Term (the applicable period being referred to as the “Severance Period”), payable in monthly installments;
(ii)	benefits under group health and life insurance plans in which Mr. Siu participated prior to termination through the Severance Period;
(iii)	all previously earned, accrued, and unpaid benefits from the Company and its employee benefit plans, including any such benefits under the Company’s pension, disability, and life insurance plans, policies, and programs; and
(iv)	so long as the Company has achieved its budgeted EBITDA level for the period commencing with the end of the Company’s immediately previous fiscal year through the termination date, an amount equal to the product of the bonus paid to Mr. Siu in respect of the immediately preceding fiscal year, times the quotient obtained by dividing (x) the number of full calendar months occurring since the end of the immediately previous fiscal year through the termination date, by (y) 12.

Notwithstanding the foregoing, in the event of Mr. Siu’s termination by us for cause, death, or disability, Mr. Siu, or in the event of his death, his estate, will only be entitled to receive the amounts specified in (ii) – (iv) above.

The initial Term of the employment agreement will expire on the first anniversary of the date of the initial public offering. The terms of the employment agreement shall automatically renew for additional one (1) year periods after the expiration of the initial Term and each renewal period unless either party gives written notice to the other at least thirty (30) days prior to the expiration of the initial term or any renewal period.

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Compensation of Directors

No cash or equity compensation was paid to our directors for the years ended September 30, 2023 and September 30, 2022.

Nicolas Kuan Liang Lin

On April 1, 2024, we entered into a formal Agreement with Mr. Nicolas Kuan Liang Lin to serve as a member of the Company’s Board. Mr. Lin was appointed as a Director of the Company’s Board on August 25, 2023. We agreed to pay Mr. Lin an annual compensation of one hundred and twenty thousand dollars ($120,000), pro-rated and payable monthly, starting one month after April 1, 2024.

Jaclyn Mang Hei Wu

On April 1, 2024, we entered into a formal Agreement with Ms. Jaclyn Mang Hei Wu to serve as a member of the Company’s Board. Ms. Wu was appointed as a Director of the Company’s Board on August 25, 2023. We agreed to pay Ms. Wu an annual compensation of one hundred and twenty thousand dollars ($120,000), pro-rated and payable monthly, starting one month after April 1, 2024.

Outstanding Equity Awards at Fiscal Year-End

There were no outstanding stock awards held by any of our executive officers on September 30, 2023.

Employee Benefit Plans

2024 Equity Incentive Plan

The following is a summary of the material features of the Aether Holdings, Inc. 2024 Equity Incentive Plan (the “2024 Plan”).

Eligibility

The Administrator (as defined below) may grant awards to any director, employee or consultant of the Company or its subsidiaries. Only employees are eligible to receive incentive stock options.

Administration

The 2024 Plan will be administered by the Company’s Board of Directors (the “Board”) or one more committees or subcommittees of the Board, which will be comprised, unless otherwise determined by the Board, solely of not less than two members who will be non-employee directors (a “Committee”), or any officer that has been delegated administrative authority pursuant to the 2024 Plan for the duration such delegation is in effect (collectively, the “Administrator”). The Administrator, which initially will be the Board with respect to awards to non-employee directors and the Compensation Committee of our Board with respect to other participants. The Administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of the 2024 Plan, subject to the 2024 Plan’s express terms and conditions. The Administrator will also set the terms and conditions of all awards under the 2024 Plan, including any vesting and vesting acceleration conditions.

Share Reserve

The maximum aggregate number of shares that may be issued under the 2024 Plan is the sum of (A) [●], plus (B) an increase commencing on January 1, 2025 and continuing annually on each anniversary thereof through and including January 1, 2034, equal to the lesser of (i) 5% of the Shares outstanding on the last day of the immediately preceding calendar year and (ii) such smaller number of Shares as determined by the Board or the Committee.

[●] shares of our common stock may be issued upon the exercise of incentive stock options.

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Shares issuable under the 2024 Plan may be authorized, but unissued, or reacquired shares. Shares underlying any awards under the 2024 Plan that are settled in cash, forfeited, canceled, repurchased, held back upon exercise of an option or settlement of an award to cover the exercise price or tax withholding satisfied without the issuance of stock or otherwise terminated (other than by exercise) will be added back to the shares available for issuance under the 2024 Plan, although shares shall not again become available for issuance as incentive stock options. Additionally, shares issued as “substitute awards” (as defined in the 2024 Plan) will not count against the 2024 Plan’s share limit, except substitute awards that are incentive stock options will count against the incentive stock option limit.

The share reserve described herein may be subject to certain adjustments in the event of certain changes in the capitalization of the Company (see Equitable Adjustments below).

Annual Limitation on Awards to Non-Employee Directors

The 2024 Plan contains a limitation whereby the value of all awards under the 2024 Plan and all other cash compensation paid by the Company to any non-employee director may not exceed $750,000 for the first calendar year a non-employee director is initially appointed to the Board, and $500,000 in any other calendar year.

Types of Awards

The 2024 Plan provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, dividend equivalent awards, and other stock- or cash-based awards (collectively, “awards”).

Stock Options. The 2024 Plan permits the granting of both options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”) and options that do not so qualify. Options granted under the 2024 Plan will be nonqualified options if they fail to qualify as incentive stock options or exceed the annual limit on incentive stock options. Incentive stock options may only be granted to employees of the Company and its subsidiaries. Nonqualified options may be granted to any persons eligible to receive awards under the 2024 Plan.

The exercise price of each option will be determined by the Administrator, but such exercise price may not be less than 100% of the fair market value of one share of our common stock on the date of grant or, in the case of an incentive stock option granted to a 10% or greater stockholder, 110% of such share’s fair market value. The term of each option will be set by the Administrator and may not exceed ten (10) years from the date of grant (or five (5) years for an incentive stock option granted to a 10% or greater stockholder). The Administrator will determine at what time or times each option may be exercised, including the ability to accelerate the vesting of such options.

Stock Appreciation Rights. The Administrator may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of our common stock or cash, equal to the value of the appreciation in our stock price over the exercise price, as set by the Administrator and which will be at least equal to the fair market value of a share of our common stock on the grant date. The term of each stock appreciation right will be set by the Administrator and may not exceed ten years from the date of grant. The Administrator will determine at what time or times each stock appreciation right may be exercised, including the ability to accelerate the vesting of such stock appreciation rights.

Restricted Stock. A restricted stock award is an award of shares of our common stock that vests in accordance with the terms and conditions established by the Administrator. The Administrator will determine the persons to whom grants of restricted stock awards are made, the number of restricted shares to be awarded, the price (if any) to be paid for the restricted shares, the time or times within which awards of restricted stock may be subject to forfeiture, the vesting schedule and rights to acceleration thereof, and all other terms and conditions of restricted stock awards. Unless otherwise provided in the applicable award agreement, a participant generally will have the rights and privileges of a stockholder as to such restricted shares, including without limitation the right to vote such restricted shares and the right to receive cash dividends, if applicable.

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Restricted Stock Units. Restricted stock units are the right to receive shares of our common stock at a future date in accordance with the terms of such grant upon the attainment of certain conditions specified by the Administrator. Restrictions or conditions could include, but are not limited to, the attainment of performance goals, continuous service with the Company or its subsidiaries, the passage of time or other restrictions or conditions. The Administrator determines the persons to whom grants of restricted stock units are made, the number of restricted stock units to be awarded, the time or times within which awards of restricted stock units may be subject to forfeiture, the vesting schedule, and rights to acceleration thereof, and all other terms and conditions of the restricted stock unit awards. The value of the restricted stock units may be paid in shares of our common stock, cash, other securities, other property, or a combination of the foregoing, as determined by the Administrator.

The holders of restricted stock units will have no voting rights. Prior to settlement or forfeiture, restricted stock units awarded under the 2024 Plan may, at the Administrator’s discretion, provide for a right to dividend equivalents.

Performance Awards. The Administrator has the authority to grant stock options, stock appreciation rights, restricted stock, or restricted stock units as a performance award, which means that such awards vest at least in part upon the attainment of one or more specified performance criteria. For each performance period, the Administrator will have the sole authority to select the length of such performance period, the types of performance awards to be granted, the performance criteria that will be used to establish the performance goals, and the level(s) of performance which shall result in a performance award being earned. At any time, the Administrator may adjust or modify the calculation of a performance goal for a performance period, to appropriately reflect any circumstance or event that occurs during a performance period and that in the Administrator’s sole discretion, warrants adjustment or modification. Depending on the type of performance award granted, the previously discussed terms and conditions will also apply to a performance award.

Performance criteria for a performance award may be based on the attainment of specific levels of performance of the Company (and/or one or more subsidiaries, divisions, business segments or operational units, or any combination of the foregoing) and may include, without limitation, any of the following: (i) net earnings or net income (before or after taxes); (ii) basic or diluted earnings per share (before or after taxes); (iii) revenue or revenue growth (measured on a net or gross basis); (iv) gross profit or gross profit growth; (v) operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on assets, capital, invested capital, equity, or sales); (vii) cash flow (including, but not limited to, operating cash flow, free cash flow, net cash provided by operations and cash flow return on capital); (viii) financing and other capital raising transactions (including, but not limited to, sales of the Company’s equity or debt securities); (ix) earnings before or after taxes, interest, depreciation and/or amortization; (x) gross or operating margins; (xi) productivity ratios; (xii) share price (including, but not limited to, growth measures and total shareholder return); (xiii) expense targets; (xiv) margins; (xv) productivity and operating efficiencies; (xvi) customer satisfaction; (xvii) customer growth; (xviii) working capital targets; (xix) measures of economic value added; (xx) inventory control; (xxi) enterprise value; (xxii) sales; (xxiii) debt levels and net debt; (xxiv) combined ratio; (xxv) timely launch of new facilities; (xxvi) client retention; (xxvii) employee retention; (xxviii) timely completion of new product rollouts; (xxix) cost targets; (xxx) reductions and savings; (xxxi) productivity and efficiencies; (xxxii) strategic partnerships or transactions; and (xxxiii) personal targets, goals or completion of projects. Any one or more of the performance criteria may be used on an absolute or relative basis to measure the performance of the Company and/or one or more subsidiaries as a whole or any business unit(s) of the Company and/or one or more subsidiaries or any combination thereof, or any of the above performance criteria may be compared to the performance of a selected group of comparison or peer companies, or a published or special index that the Administrator deems appropriate, or as compared to various stock market indices.

Dividend Equivalents. An award of dividend equivalents entitles the holder to be credited with an amount equal to all dividends paid on one share of our common stock while the holder’s tandem award is outstanding. Dividend equivalents may be paid currently or credited to an account for the participant, settled in cash or shares of our common stock, and subject to the same restriction on transferability and forfeitability as the award with respect to which the dividend equivalents are granted.

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Other Stock- or Cash-Based Awards. Other stock-based awards may be granted either alone, in addition to, or in tandem with, other awards granted under the 2024 Plan and/or cash awards made outside of the 2024 Plan. The Administrator shall have authority to determine the service providers to whom and the time or times at which other stock-based awards shall be made, the amount of such other stock-based awards, and all other conditions of the other stock-based awards including any dividend and/or voting rights. The Administrator may grant cash awards in such amounts and subject to such performance or other vesting criteria and terms and conditions as the Administrator may determine.

Repricing

The 2024 Plan authorizes the Administrator to take the following repricing actions without stockholder approval: (i) modify the purchase price or the exercise price of any outstanding award or (ii) cancel any award in exchange for cash or another award.

Equitable Adjustments

In the event of a merger, consolidation, recapitalization, stock split, reverse stock split, reorganization, split-up, spin-off, combination, repurchase or other change in corporate structure affecting shares of our common stock, the Administrator will adjust (i) the number and class of shares which may be delivered under the 2024 Plan (or number and kind of other securities or other property); (ii) the number, class and price (including the exercise or strike price of options and stock appreciation rights) of shares subject to outstanding awards, (iii) any applicable performance criteria, performance period, and other terms and conditions of outstanding performance awards, and (iv) the 2024 Plan’s numerical limits.

Change in Control

In the event of any proposed change in control (as defined in the 2024 Plan), the Administrator will take any action as it deems appropriate, which action may include, without limitation, the following: (i) the continuation of any award, if the Company is the surviving corporation; (ii) the assumption of any award by the surviving corporation or its parent or subsidiary; (iii) the substitution by the surviving corporation or its parent or subsidiary of equivalent awards; (iv) accelerated vesting of the award, with all performance objectives and other vesting criteria deemed achieved at targeted levels, and a limited period during which to exercise the award prior to the closing of the change in control, or (v) settlement of any award for the change in control price (less, to the extent applicable, the per share exercise price). Unless determined otherwise by the Administrator, in the event that the successor corporation refuses to assume or substitute for the award, a participant shall fully vest in and have the right to exercise the award as to all shares of our common stock, including those that would not otherwise be vested or exercisable, all applicable restrictions will lapse, and all performance objectives and other vesting criteria will be deemed achieved at targeted levels.

Term

The 2024 Plan became effective on May 20, 2024, and, unless terminated earlier, the 2024 Plan will continue in effect for a term of ten (10) years.

Amendment and Termination

Our Board may amend, alter, suspend or terminate the 2024 Plan at any time. No amendment or termination of the 2024 Plan will materially impair the rights of any participant, unless mutually agreed otherwise between the participant and the Company. Approval of the stockholders shall be required for any amendment, where required by applicable law, as well as (i) to increase the number of shares available for issuance under the 2024 Plan and (ii) to change the persons or class of persons eligible to receive awards under the 2024 Plan.

Recoupment Policy

All awards granted under the 2024 Plan, all amounts paid under the 2024 Plan, and all shares of our common stock issued under the 2024 Plan shall be subject to reduction, recoupment, clawback, or recovery by the Company in accordance with applicable laws and with Company policy.

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PRINCIPAL STOCKHOLDERS

Based solely upon information made available to us, the following table sets forth information as of June 10, 2024 regarding the beneficial ownership of our common stock:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock;

●	each of our named executive officers and directors; and

●	all our executive officers and directors as a group.

The percentage ownership information shown in the table is based upon 12,037,513 shares of common stock outstanding as of the date hereof. In addition, the number of shares and percentage of shares beneficially owned after the offering gives effect to the issuance by us of [●] shares of common stock in this offering assuming an initial public offering price of $[●] per share (the mid-point of the price range set forth on the cover page of this prospectus). The percentage ownership information assumes no exercise of the underwriters’ over-allotment option.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as otherwise indicated, each person or entity named in the table has sole voting and investment power with respect to all shares of our capital shown as beneficially owned, subject to applicable community property laws.

In computing the number and percentage of shares beneficially owned by a person, shares that may be acquired by such person (for example, upon the exercise of options or warrants) within 60 days of the date of this prospectus are counted as outstanding, while these shares are not counted as outstanding for computing the percentage ownership of any other person.

The address of each holder listed below, except as otherwise indicated, is 1441 Broadway, 30th Floor, New York, NY 10018.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering
Name and Address of Beneficial Owner (1)	Number	Percentage	Number	Percentage
Directors and officers
Nicolas Kuan Liang Lin (2)	1,930,875	16.040%
Suresh R. Iyer (3)	71,429	0.594%
Jaclyn Mang Hei Wu (4)	229,586	1.907%
Siu Hang Wong (Henry)	-	-
David Chi Ching Ho	-	-
Justin Peter Molander (5)	-	-
David Mandel (5)	-	-
Timothy William Murphy (5)	-	-
All directors and officers as a group (8 persons named above)	2,231,890	18.541%
5% or greater shareholders
Elixir Technology Inc. (6)	4,655,000	38.671%
Up and Up Ventures Limited (7)	2,850,000	23.676%
Greentown Investments Corporation Limited (8)	1,995,000	16.573%

* Less than 1%.

Percentage ownership is based on 12,037,513 shares of our common stock outstanding prior to this offering and [●] shares of common stock outstanding after this offering.

(1) Unless otherwise specified, the address of each noted person is 1441 Broadway, 30th Floor, New York, NY 10018.

(2) Including 1,980,375 shares of common stock held by Up and Up Ventures Limited (“Up Ventures”). Mr. Nicolas Kuan Liang Lin does not directly hold any shares in our Company but is deemed to beneficially own the shares held by Up Ventures, as indicated in the table above.

(3) Mr. Suresh R. Iyer holds 50% ownership of Max Asset Management LLC, which acquired 142,857 shares of our common stock through a private placement, thereby giving Mr. Iyer an indirect ownership of 71,429 shares of common stock.

(4) Including 168,511 shares of common stock held by Elixir Technology Inc. (“Elixir”). Ms. Jaclyn Mang Hei Wu does not directly hold any shares in our Company but is deemed to beneficially own the shares held by Elixir as indicated in the table above. Ms. Jaclyn Mang Hei Wu also holds 61,075 shares of our common stock through Monic Wealth Solutions Ltd. (“Monic”), in which she has a 100% ownership stake.

(5) Director nominees to be appointed upon consummation of this offering.

(6) The address of Elixir Technology, Inc. is 429-4974 Kingsway, Burnaby BC V5H4M9, Canada. Ms. Jaclyn Mang Hei Wu is the director and has voting and dispositive control over the shares held by Elixir Technology, Inc.

(7) The address of Up and Up Ventures Limited is Room 1301,13/F Wing Tuck Commercial Centre, 177-183 Wing Lok Street, Sheung Wan, Hong Kong. Mr. Nicolas Kuan Liang Lin is the director and has voting and dispositive control over the shares held by Up and Up Ventures Limited.

(8) The address of Greentown Investments Corporation Limited is 1500 Cedar Springs Place, Delta BC V4M0A7, Canada. Mr. Hao Hu is the director and has voting and dispositive control over the shares held by Greentown Investments Corporation Limited.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation agreements and other arrangements which are described under “Executive Compensation” and the transactions described below, since September 20, 2022, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or 5% securityholders, or an affiliate or family member thereof, had or will have a direct or indirect material interest.

The following are the related party transactions during the six months ended March 31, 2024 or the years ended September 30, 2023 and 2022. The related parties’ relationships with us are as follows:

Related Party	Relationship with the Company
William McNarland	Former Director and Chief Executive Officer (“CEO”) of Sundial from July 16, 2021 to August 24, 2022

Qian Zhang	Director, CEO of Sundial since May 31, 2023; Former Director, Interim CEO of Aether from August 25, 2023 to September 11, 2023

Hao Hu	Director, Chief Information Officer (“CIO”) of Sundial since March 15, 2023; Former Director, CTO of Aether from August 25, 2023, to September 11, 2023

Jason Goepfert	Former 21% common shareholder of Sundial; director of Sundial from July 16, 2021 to January 1, 2023

Elixir Technology Inc.	Aether’s principal owner

Jaclyn Wu	Director of Sundial since August 16, 2022; director of Aether since August 25, 2023.

Monic Wealth Solutions Ltd.	Owned by Jaclyn Wu, director of Aether and Sundial.

For the six months ended March 31, 2024 and the years ended September 30, 2023 and 2022, balances or transactions exceeding $120,000 were as follows:

	March 31,	September 30,	September 30,
	2024	2023	2022
Payable related to acquisition of non-controlling interest to Jason Goepfert	-	128,267	-
Expenses for services rendered from Elixir Technology Inc.	-	-	169,588
Share based compensation paid to Hao Hu	-	351,563	-
Compensation paid to William McNarland	-	-	129,208
Compensation paid to Jason Goepfert	-	-	140,156
Consulting fee paid to Jason Goepfert	-	141,863	-
Expenses incurred to repurchase shares from Jason Goepfert	-	351,562	-

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Policies and Procedures with Respect to Related Party Transactions

Pursuant to the audit committee charter to be adopted upon closing of the IPO, our audit committee will be responsible for reviewing and approving transactions with related persons. A related person includes directors, executive officers, beneficial owners of 5% or more of any class of the Company’s voting securities, immediate family members of any of the foregoing persons, and any entities in which any of the foregoing is an executive officer or is an owner of 5% or more ownership interest.

If a transaction involving an amount in excess of $120,000 has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, information regarding the related person transaction will be reviewed by the Company’s audit committee, which will determine whether to approve the transaction.

In considering related person transactions, the Company’s audit committee will take into account the relevant available facts and circumstances including, but not limited to:

●	the related person’s interest in the related person transaction;

●	the approximate dollar value of the amount involved in the related person transaction;

●	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

●	whether the transaction was undertaken in the ordinary course of business of the Company;

●	whether the transaction with the related person is proposed to be, or was, entered into on terms no less favorable to the Company than terms that could have been reached with an unrelated third party;

●	the purpose of, and the potential benefits to the Company of, the transaction; and

●	any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

In determining whether to approve, ratify or reject a related person transaction, the audit committee will review all relevant information available to it about such transaction, and it will approve or ratify the related person transaction only if it determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, the best interests of our company.

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DESCRIPTION OF CAPITAL STOCK

General

Pursuant to our amended and restated certificate of incorporation, our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.001 per share. The following description summarizes the material terms of our capital stock. Because it is only a summary, it may not contain all the information that is important to you.

Common Stock

As of the date of this prospectus, 12,037,513 shares of common stock were issued and outstanding held by 27 stockholders of record. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and are not entitled to cumulative voting rights.

Holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by our Board of Directors out of funds legally available therefor, subject to any preferential distribution rights of third parties. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities.

Holders of our common stock have no preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. All of the outstanding shares of our common stock are fully-paid and nonassessable. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of any indebtedness of our company.

Stock Options

As of the date of this prospectus, we had reserved the following shares of common stock for issuance pursuant to stock options under our 2024 Equity Incentive Plan described below:

●	shares of our common stock reserved for issuance under stock option agreements issued pursuant to the 2024 Equity Incentive Plan with a weighted average exercise price of $[●] per share; and

●	shares of our common stock reserved for future issuance under the 2024 Equity Incentive Plan (which is equal to 10% of our issued and outstanding common stock immediately after the consummation of this offering, less the number of outstanding option grants).

Transfer Agent and Registrar

The transfer agent and registrar of our common stock is VStock Transfer, LLC. The transfer agent and registrar’s address is 18 Lafayette Place, Woodmere, New York 11598.

Representatives’ Warrants

We have agreed to issue to the representatives of the underwriters of this offering, or their permitted designees, for nominal consideration, warrants to purchase [●] shares of our common stock (7% of the shares sold in this offering) as additional consideration for its services (assuming an initial public offering price of $[●] per share (the mid-point of the price range set forth on the cover page of this prospectus)). The representatives’ warrants will have an exercise price equal to the public offering price in this offering and shall be exercisable during the five (5) year period commencing 180 days following the commencement of sales of the securities in this offering, which is also the effective date of the registration statement of which this prospectus is a part, and will contain customary “cashless” exercise and registration rights provisions. The warrants shall not be exercisable for a period of 180 days following the commencement of sale of the securities in this offering, which is also the date of effectiveness of the registration statement of which this prospectus forms a part. See “Underwriting — Representatives’ Warrants.”

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Delaware Law and Certain Charter and Bylaw Provisions

Delaware Anti-Takeover Law. Upon the consummation of this offering, we will be subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

●	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

●	at or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 and 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a “business combination” to include:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;

●	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any person that is:

●	the owner of 15% or more of the outstanding voting stock of the corporation;

●	an affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or

●	the affiliates and associates of the above.

Under specific circumstances, Section 203 makes it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation’s amended and restated certificate of incorporation or amended and restated bylaws, which will be in effect upon the consummation of this offering, elect not to be governed by this section, effective 12 months after adoption.

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Our amended and restated certificate of incorporation and amended and restated bylaws, which will be in effect upon the consummation of this offering, do not exclude us from the restrictions of Section 203. We anticipate that the provisions of Section 203 might encourage companies interested in acquiring us to negotiate in advance with our Board of Directors since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws. Our amended and restated certificate of incorporation and amended and restated bylaws, which will be in effect upon the consummation of this offering, contain provisions that could have the effect of discouraging potential acquisition proposals or tender offers or delaying or preventing a change of control of our company, such as:

●	vacancies on our board of directors, including newly created directorships, may be filled only by a majority vote of directors then in office;

●	special meetings of stockholders may only be called by our President, our board of directors or a super-majority (66 2/3%) of our stockholders;

●	restrictive requirements (including advance notification of stockholder nominations and proposals) on how special meetings of stockholders may be called by our stockholders;

●	not providing stockholders with the ability to cumulate their votes; and

●	only a super-majority of our stockholders (66 2/3%) may amend our amended and restated bylaws.

These provisions affect your rights as a stockholder since they permit our Board of Directors to make it more difficult for common stockholders to replace members of the Board or undertake other significant corporate actions. Because our Board of Directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt to replace our current management team.

Elimination of Monetary Liability for Officers and Directors

Our amended and restated certificate of incorporation incorporates certain provisions permitted under the Delaware General Corporation Law relating to the liability of directors. The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty, including gross negligence, except in circumstances involving certain wrongful acts, such as the breach of director’s duty of loyalty or acts or omissions, which involve intentional misconduct or a knowing violation of law. These provisions do not eliminate a director’s duty of care. Moreover, these provisions do not apply to claims against a director for certain violations of law, including knowing violations of federal securities law. Our amended and restated certificate of incorporation to be adopted at the time of our anticipated corporate conversion also contains provisions to indemnify the directors, officers, employees or other agents to the fullest extent permitted by the Delaware General Corporation Law. We believe that these provisions will assist us in attracting and retaining qualified individual to serve as directors.

Indemnification of Officers and Directors

Our amended and restated certificate of incorporation contains provisions to indemnify the directors, officers, employees or other agents to the fullest extent permitted by the Delaware General Corporation Law. These provisions may have the practical effect in certain cases of eliminating the ability of shareholders to collect monetary damages from directors. We are also a party to indemnification agreements with each of our directors. We believe that these provisions will assist us in attracting or retaining qualified individuals to serve as our directors.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Listing

We plan to apply to have our common stock listed on Nasdaq under the symbol “[●]”. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our common stock will be approved for listing on Nasdaq.

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SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

Based on the number of shares outstanding as of the date of this prospectus, upon the closing of this offering, approximately [●] shares of common stock will be outstanding, assuming an initial public offering price of $[●] per share (the mid-point of the price range set forth on the cover page of this prospectus), offered hereby and further assuming no exercise of the underwriters’ over-allotment option. Of the shares to be outstanding immediately after completion of the offering, all [●] shares sold in this offering will be freely tradable except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which rules are summarized below. In addition, all of our security holders have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus, as described below. As a result of these agreements, subject to the provisions of Rule 144 or Rule 701, shares will be available for sale in the public market as follows:

●	beginning on the date of this prospectus, all of the shares sold in this offering will be immediately available for sale in the public market (except as described above); and

●	beginning 181 days after the date of this prospectus, additional shares will become eligible for sale in the public market, of which shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, any person who is not an affiliate of ours and has held their shares for at least six months, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available. Beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours and who has beneficially owned restricted securities for at least six months, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

●	1% of the number of shares of our common stock then outstanding, which will equal approximately [●] shares immediately after this offering; and

●	the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement. Notwithstanding the availability of Rule 144, the holders of [●] of our restricted shares have entered into lock-up agreements as described below and their restricted shares will become eligible for sale at the expiration of the restrictions set forth in those agreements.

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Rule 701

Under Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold, by:

●	persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject only to the manner-of-sale provisions of Rule 144; and

●	our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the manner-of-sale and volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

Lock-up Agreements

We, all of our directors, officers, employees and the holders of our Common Stock as of the effective date of the registration statement of which this prospectus is a part have entered into lock-up agreements with respect to the disposition of their shares. See “Underwriting — Lock-Up Agreements” for additional information.

Equity Incentive Plans

We intend to file registration statements on Form S-8 under the Securities Act after the closing of this offering to register the shares of our common stock that are issuable pursuant to our 2024 Equity Incentive Plan. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statements will be available for sale in the open market following their effective dates, subject to Rule 144 volume limitations and the lock-up arrangement described above, if applicable.

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UNDERWRITING

In connection with this offering, we will enter into an underwriting agreement with The Benchmark Company, LLC (“Benchmark”) and Axiom Capital Management, Inc. (“Axiom”, and together with Benchmark, the “representatives”) as representatives of the Underwriters named below. Subject to the terms and conditions stated in the underwriting agreement, dated [●], 2024, each Underwriter named below has severally, and not jointly, agreed to purchase from us, on a firm commitment basis, the number of shares of our common stock set forth opposite its name below, at the public offering price, less the underwriting discount set forth on the cover page of this prospectus.

Underwriters	Number of Shares
The Benchmark Company, LLC
Axiom Capital Management, Inc.
Total

The underwriters are committed to purchase all of the common shares offered by us other than those covered by the option to purchase additional securities described below, if they purchase any such securities. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the common shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Option

We have granted the underwriters an option, which is exercisable for up to 30 days after the closing date of the offering, that permits the underwriters to purchase up to an additional [●] shares of common stock on the same terms as the other shares being purchased by the underwriters from us. If the underwriters exercise this option in whole or in part, then the underwriters will be committed, subject to the conditions described in the underwriting agreement, to purchase the additional offered securities in proportion to each of their commitments set forth in the prior table.

Discount

We have agreed to sell the shares of common stock to the underwriters at the initial offering price of U$                per share, which represents the initial public offering price of the shares set forth on the cover page of this prospectus less a seven percent (7%) underwriting discount.

The following table shows the public offering price, total underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Total Without Over-Allotment Option	Total With Over-Allotment Option
Offering price	$	$	$
Underwriting discount (7%)	$	$	$
Proceeds, before expense, to us	$	$	$

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The underwriters propose to offer the common shares offered by us to the public at the public offering price per common share set forth on the cover of this prospectus. In addition, the underwriters may offer some of the common shares to other securities dealers at such price less a concession of $[●] per share. If all of the common shares offered by us are not sold at the public offering price per share, the underwriters may change the offering price per share and other selling terms by means of a supplement to this prospectus.

We will pay the out-of-pocket accountable expenses of the underwriters in connection with this offering. The underwriting agreement, however, provides that in the event the offering is terminated, any advance expense deposits paid to the underwriters will be returned to the extent that offering expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We have agreed to pay the underwriters’ non-accountable expenses allowance equal to 1.0% of the aggregate gross proceeds of this offering. We have also agreed to pay for a certain amount of the underwriter’s accountable expenses including actual accountable road show expenses for the offering; prospectus tracking and compliance software for the offering; the reasonable and documented fees and disbursements of the underwriter’s counsel; and the costs associated with receiving commemorative mementos and lucite tombstones; provided that these actual accountable expenses of the underwriter shall not exceed $100,000 in the aggregate, including the fees and disbursements of the underwriter’s counsel. In addition to the foregoing, we shall be responsible for the costs and expenses of background checks on its senior management and directors in an amount not to exceed $7,500.

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts, commissions and expenses, will be approximately $[●].

Discretionary Accounts

The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

Lock-Up Agreements

In connection with this offering, our directors and officers and holders of our common stock as of the effective date of this registration statement will enter into customary “lock-up” agreements in favor of the underwriters for a period of six (6) months from the date of this offering. We have agreed with the underwriters that, for a period of six (6) months from the closing of this offering, we will not (a) offer, sell, or otherwise transfer or dispose of, directly or indirectly, any capital stock or any securities convertible into or exercisable or exchangeable for capital stock; or (b) file or caused to be filed any registration statement with the SEC relating to the offering of any capital stock or any securities convertible into or exercisable or exchangeable for capital stock.

Representatives’ Warrants

We have agreed, upon the closing of this offering, including upon the closing of any offering of common shares sold to cover over allotments, to issue to the underwriters warrants, or the representatives’ warrants, to purchase a number of common shares equal to seven percent (7%) of the total number of common shares sold in this public offering. The representatives’ warrants will be exercisable at a price equal to U.S.$[●] per share ([●]% of the initial public offering price). The representatives’ warrants are also exercisable on a cashless basis. The representatives’ warrants are exercisable at any time and from time to time, in whole or in part, during the five (5) year period commencing six months after the effective date of the registration statement related to this offering. The representatives’ warrant also provides for customary anti-dilution provisions and demand and “piggyback” registration rights with respect to the registration of the common shares underlying the representatives’ warrants. The sole demand registration right provided will not be greater than five years from the commencement of sales of the securities issued in this offering in compliance with FINRA Rule 5110(g)(8)(B) and 5110(g)(8)(C). The piggyback registration rights provided will not be greater than two years from the initial exercise date in compliance with FINRA Rule 5110(g)(8)(D).

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The representatives’ warrants and the common shares underlying the representatives’ warrants have been deemed compensation by the Financial Industry Regulatory Authority, or FINRA, and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e) of FINRA. The representatives, or permitted assignees under such rule, may not sell, transfer, assign, pledge, or hypothecate the representatives’ warrants or the securities underlying the representatives’ warrants, nor will the representative engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the representatives’ warrants or the underlying shares for a period of 180 days from the effective date of the registration statement. Additionally, the representatives’ warrants may not be sold transferred, assigned, pledged or hypothecated for a 180-day period following the effective date of the registration statement except to any underwriter and selected dealer participating in this offering and their bona fide officers or partners. The representatives’ warrants will provide for adjustment in the number and price of the representatives’ warrants and the common shares underlying such representatives’ warrants in the event of recapitalization, merger, stock split or other structural transaction, or a future financing undertaken by us.

Right of First Refusal

We have granted Benchmark and Axiom, as representatives of the underwriters, a right of first refusal, for a period of twelve (12) months from the closing of this offering, to act as lead book-runner, lead placement agent, and/or investment banker/advisor for each and every future public and private equity or debt offering, including all equity linked financings, and for each proposed or completed merger or acquisition transaction whereby we would be merged into or acquired by another company or entity during such 12 month period, of ours, or any successor to or subsidiary of us.

Determination of Offering Price

The public offering price of the securities we are offering was negotiated between us and the underwriters. Factors considered in determining the public offering price of the common shares include our history and prospects, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant. An active trading market for our common stock may not develop. It is also possible that after the offering, our common stock will not trade in the public market at or above the public offering price.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

●	Stabilizing transactions permit bids to purchase securities so long as the stabilizing bids do not exceed a specified maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of the securities while the offering is in progress.

●	Syndicate covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared with the price at which they may purchase securities through exercise of the option. If the underwriters sell more securities than could be covered by exercise of the option and, therefore, have a naked short position, the position can be closed out only by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the securities in the open market that could adversely affect investors who purchase in the offering.

●	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

88

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of its securities. As a result, the price of our securities in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our securities. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our common stock. Passive market making consists of displaying bids limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us and perform services for us or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

Other Relationships

The underwriters and their respective affiliates may, in the future provide various investment banking, commercial banking and other financial services for us and our affiliates for which they have received, and may in the future receive, customary fees. However, except as disclosed in this prospectus, we have no present arrangements with the underwriters for any further services.

Indemnification

We have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

Electronic Distribution

A prospectus in electronic format may be made available on the internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

89

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

EXPERTS

ZH CPA, LLC, our independent registered public accounting firm, has audited our balance sheets as of September 30, 2023, and the related statements of operations, changes in members’ equity and cash flows for the fiscal year September 30, 2023, as set forth in their report. We have included our financial statements in this prospectus and in this registration statement in reliance on ZH CPA, LLC’s report given on their authority as experts in accounting and auditing.

LEGAL MATTERS

Ellenoff Grossman & Schole LLP, New York, New York, is acting as counsel in connection with the registration of our common stock under the Securities Act, and as such, will pass upon the validity of the securities offered hereby. Certain matters are being passed on for the underwriters by Sheppard, Mullin, Richter & Hampton LLP, New York, New York.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed with the registration statement. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC also maintains an internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

Upon the closing of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. These reports, proxy statements, and other information will be available on the website of the SEC referred to above.

We also maintain a website at https://helloaether.com/, through which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessed through our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

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INDEX TO FINANCIAL STATEMENTS

AETHER HOLDINGS, INC.

Page

Condensed Consolidated Balance Sheets as of March 31, 2024 (unaudited) and September 30, 2023 (audited)	F-2
Condensed Consolidated Statements of Operations and Comprehensive Income (loss) for the Three and Six months Ended March 31, 2024 and 2023 (unaudited);	F-3
Condensed Consolidated Statements of Changes in Shareholders’ Equity for the Three and Six months Ended March 31, 2024 and 2023 (unaudited);	F-4 – F-5
Condensed Consolidated Statements of Cash Flows for the Six months Ended March 31, 2024 and 2023 (unaudited); and	F-6
Notes to Condensed Consolidated Financial Statements (unaudited)	F-7 – F-21

F-1

AETHER HOLDINGS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 31, 2024	September 30, 2023
ASSETS

Current assets
Cash and cash equivalents	$784,853	$98,106
Prepaid expenses	91,785	12,760
Deferred offering costs	49,036	-
Total current assets	925,674	110,866

Property and equipment, net	4,362	5,409
TOTAL ASSETS	$930,036	$116,275

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities
Trade payables and accrued liabilities	$55,380	$140,400
Due to related parties	56,243	27,233
Payable related to acquisition of non-controlling interest	48,310	218,267
Deferred revenue	433,630	403,440
Total current liabilities	593,563	789,340

TOTAL LIABILITIES	593,563	789,340
Commitments and Contingencies

STOCKHOLDERS’ EQUITY (DEFICIT)
Common stock, $0.001 par value, 50,000,000 shares authorized, 11,437,512 and 9,500,000 shares issued and outstanding at March 31, 2024 and September 30, 2023, respectively*	11,437	9,583
Additional paid-in capital	1,744,674	434,812
Accumulated deficit	(1,419,638)	(1,117,460)
Total stockholders’ equity (deficit)	336,473	(673,065)

Total equity (deficit)	336,473	(673,065)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$930,036	$116,275

* Shares and per share data are presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of these condensed consolidated financial statements

F-2

AETHER HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (LOSS)

FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2024 AND 2023

(Unaudited)

	For the three months ended		For the six months ended
	March 31, 2024	March 31, 2023	March 31, 2024	March 31, 2023

REVENUE	$365,220	$400,962	$730,633	$810,434

Cost of Sales	109,585	107,254	222,884	210,898
GROSS PROFIT	255,635	293,708	507,749	599,536

OPERATING EXPENSES
Sales and marketing expenses	28,341	14,101	80,339	29,229
General and administrative expenses	400,506	292,645	729,588	535,915
Total operating expenses	428,847	306,746	809,927	565,144

Income (Loss) before income taxes	(173,212)	(13,038)	(302,178)	34,392

Income tax benefit (expense)	-	-	-	-

Net income (loss) and comprehensive income (loss)	(173,212)	(13,038)	(302,178)	34,392
Net income (loss) attributable to non-controlling interest	-	(986)	-	13,243
Net income (loss) attributable to Aether Holdings, Inc. stockholders	(173,212)	(12,052)	(302,178)	21,149

Other comprehensive income (loss)
Comprehensive income (loss)	-	-	-	-
Less: comprehensive income (loss) attributable to non-controlling interest	-	-	-	-
Comprehensive income (loss) attributable to Aether Holdings, Inc. stockholders	$(173,212)	$(12,052)	$(302,178)	$21,149

Basic and diluted income (loss) per share attributable to entity
Net loss per share – Basic and Diluted*	$(0.02)	$(0.00)	$(0.03)	$0.00
Weighted average number of shares – Basic and Diluted *	11,437,512	9,500,000	11,017,705	9,500,000

* Shares and per share data are presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of these condensed consolidated financial statements

F-3

AETHER HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(DEFICIT) (Unaudited)

	For the three months ended March 31, 2024 and 2023
	Commons shares		Additional paid-in capital	Subscription receivable	Retained earnings (accumulated deficit)	Attributable to the company	Noncontrolling interest	Total equity (deficit)
	Number*	Amount	Amount	Amount	Amount	Amount	Amount	Amount

Balance – December 31, 2023	11,437,512	$11,437	$1,744,674	$(261,849)	$(1,246,426)	$247,836	$-	$247,836
Net loss for the year	-	-	-	-	(173,212)	(173,212)	-	(173,212)
Subscription Receivable collected	-	-	-	261,849	-	261,849	-	261,849
Balance – March 31, 2024	11,437,512	$11,437	$1,744,674	$-	$(1,419,638)	$336,473	$-	$336,473

Balance – December 31, 2022	9,500,000	$9,500	$-	$-	$(266,433)	$(256,933)	$(6,288)	$(263,221)
Acquisition of non-controlling interest	-	-	-	-	(508,836)	(508,836)	7,274	(501,562)
Net loss for the year	-	-	-	-	(12,052)	(12,052)	(986)	(13,038)
Stock based compensation	-	-	351,562	-	-	351,562	-	351,562
Balance – March 31, 2023	9,500,000	$9,500	351,562	$-	$(787,321)	$(426,259)	$-	$(426,259)

* Shares and per share data are presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-4

AETHER HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(DEFICIT) (Unaudited)

	For the six months ended March 31, 2024 and 2023
	Commons shares		Additional paid-in capital	Subscription receivable	Retained earnings (accumulated deficit)	Attributable to the company	Noncontrolling interest	Total equity (deficit)
	Number*	Amount	Amount	Amount	Amount	Amount	Amount	Amount

Balance – September 30, 2023	9,583,333	$9,583	$434,812	$-	$(1,117,460)	$(673,065)	$-	$(673,065)
Net loss for the year	-	-	-	-	(302,178)	(302,178)	-	(302,178)
Stock based compensation	247,027	247	222,672	-	-	222,919	-	222,919
Issuance of shares	1,607,152	1,607	1,123,400	-	-	1,125,007	-	1,125,007
Share issuance costs	-	-	(36,210)	-	-	(36,210)	-	(36,210)
Balance – March 31, 2024	11,437,512	$11,437	$1,744,674	$-	$(1,419,638)	$336,473	$-	$336,473

Balance – September 30, 2022	9,500,000	$9,500	$-	$-	$(299,634)	$(290,134)	$(20,517)	$(310,651)
Acquisition of non-controlling interest	-	-	-	-	(508,836)	(508,836)	7,274	(501,562)
Net income for the year	-	-	-	-	21,149	21,149	13,243	34,392
Stock based compensation	-	-	351,562	-	-	351,562	-	351,562
Balance – March 31, 2023	9,500,000	$9,500	351,562	$-	$(787,321)	$(426,259)	$-	$(426,259)

* Shares and per share data are presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-5

AETHER HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR SIX MONTHS ENDED

(Unaudited)

	March 31, 2024	March 31, 2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(302,178)	$34,392
Adjustments:
Depreciation	1,047	1,271
Services in exchange for shares	222,919	351,562
Changes in operating assets and liabilities:
Prepaid expenses	(79,025)	(309,503)
Other receivables	-	(18,875)
Deferred offering costs	(49,036)	-
Accounts payable and accrued liabilities	(85,020)	73,407
Deferred revenue	30,190	(20,393)
Net cash provided by (used in) operating activities	(261,103)	111,861

CASH FLOWS FROM FINANCING ACTIVITIES
Payment made related to acquisition of non-controlling interest	(169,957)	(69,104)
Amounts due to related parties	29,010	-
Dividend paid	-	(71,194)
Net proceeds from issuance of shares	1,088,797	-
Cash provided by (used in) financing activities	947,850	(140,298)

Net increase (decrease) in cash and cash equivalents for the period	686,747	(28,437)

Cash, beginning of the period	98,106	260,259
Cash, end of the period	$784,853	$231,822

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-6

AETHER HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 — DESCRIPTION OF BUSINESS AND ORGANIZATION

Aether Holdings, Inc. (the “Company”) was incorporated pursuant to the Delaware General Corporation Law (Delaware) on August 15, 2023. The Company, acting through its subsidiaries, is principally engaged in providing proprietary research analytics, data and tools for equity traders through a flagship platform.

The head office and records of the Company are located at 1441 Broadway, 30th Floor, New York, NY 10018, United States of America. The registered office is located at 16192 Coastal Highway, Lewes, Delaware, United States of America.

Reorganization

A reorganization of the legal structure was completed on August 25, 2023 (the “Reorganization”). The Reorganization involved the incorporation of Aether Holdings, Inc., a holding company established under the Delaware General Corporation Law; and the exchange of Sundial Capital Research Inc.’s (the “Transferred Entity”) shares (“Sundial shares”) for Aether Holdings, Inc.’s shares (“AETH Shares”) by Elixir Technology Inc. (“Elixir”) and Greentown Investments Corporation Limited (“Greentown”) (collectively, the “Controlling Shareholders”).

On July 16, 2021, Elixir purchased 70% of the equity interest of the Transferred Entity from Jason Goepfert and Eric Brown (the “former controlling shareholders”). On January 1, 2023, Elixir acquired an additional 20% of the equity interest of the Transferred Entity after the Transferred Entity repurchased an additional 20% equity interest from Goepfert. On March 10, 2023, the Transferred Entity repurchased the remaining 10% ownership interest from the former controlling shareholders, bringing Elixir’s total ownership interest in the Transferred entity to 100%. On March 15, 2023, Mr. Hao Hu joined the Transferred Entity and was granted 300 shares as the signing incentive. On July 1, 2023, the vested 300 shares were transferred to Greentown, a Company owned by Mr. Hao Hu (See Note 8B). Prior to the reorganization, the Transferred Entity’s equity interests were 100% controlled by the Controlling Shareholders.

On August 25, 2023, the Controlling Shareholders agreed to exchange the shares of the Transferred Entity for Aether Holdings, Inc.’s shares. This resulted in an aggregate exchange of all the Sundial Shares for 6,650,000 shares of Aether common stock, par value $0.001 per share (the “Common Stock”). On August 26, 2023, the Company issued 2,850,000 shares of Common Stock to Up and Up Ventures Limited (“Up and Up”), a Company controlled by a director of the Company. After the reorganization, the Company had 9,500,000 shares of Common Stock issued and outstanding, with the Controlling Shareholders owning 70% of the equity interests of Aether Holdings, Inc.

Since the Company and its subsidiary are effectively controlled by the same Controlling Shareholders before and after the reorganization, they are considered under common control. These transactions had been treated as a reorganization of entities under common control and thus the current capital structure has been retrospectively presented in prior periods at historical cost as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements in accordance with ASC 805-50-45-5.

Upon the reorganization, the Company has a subsidiary in the United States. Details of the subsidiary of the Company as of March 31, 2024 are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	Percentage of Ownership	Principal Activities
Aether Holdings, Inc.	August 15, 2023	Delaware State, US	Parent	Holding Company
Sundial Capital Research Inc.	January 22, 2003	Minnesota State, US	100%*	Software Service

* From July 16, 2021 to December 31, 2022, the Elixir owned 70% of the equity interests of Sundial Capital Research Inc.;

From January 1, 2023 to March 9, 2023, the Elixir owned 90% of the equity interests of Sundial Capital Research Inc.;

From March 10, 2023, to March 15, 2023, Elixir owned 100% of the equity interests of Sundial Capital Research Inc.; From March 15, 2023 to August 25, 2023, the Controlling Shareholders owned 100% of the equity interests in Sundial Capital Research Inc.

F-7

AETHER HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 — DESCRIPTION OF BUSINESS AND ORGANIZATION (continued)

Going Concern

The consolidated financial statements have been prepared on a going concern basis which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has incurred a loss since inception resulting in an accumulated deficit as of March 31, 2024. Accordingly, there is substantial doubt about the Company’s ability to continue as a going concern.

The ability to continue as a going concern is dependent upon the Company generating revenue and profit in the future and/or obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management intends to finance operating costs over the next twelve months primarily through financings from the Company’s major stockholder, although the Company may seek other sources of funding, including public and private offerings of securities.

These consolidated financial statements do not reflect adjustments that would be necessary if the Company were unable to continue as a “going concern.” While management believes that the actions already taken or planned, including adjusting its operating expenditures and obtaining financial supports from its principal stockholder, will mitigate the adverse conditions and events which raise doubt about the validity of the “going concern” assumption used in preparing these financial statements, there can be no assurance that these actions will be successful.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The accompanying consolidated financial statements include the accounts of the Company and its subsidiary. All intercompany transactions have been eliminated in consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Foreign Currency

These consolidated financial statements are presented in United States dollars which are the parent and subsidiaries’ functional currency. The functional currency for each entity consolidated with the Company is determined by the currency of the primary economic environment in which it operates, US dollars (“USD”).

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognized in profit or loss.

F-8

AETHER HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

On an ongoing basis, management evaluates its estimates, including those related to the valuation of stock-based compensation. These estimates are based on historical data and experience, as well as various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities and recorded revenues and expenses that are not readily apparent from other sources. Such estimates often require the selection of appropriate valuation methodologies and models, and significant judgment in evaluating ranges of assumptions and financial inputs. Actual results may differ from those estimates due to risks and uncertainties, and these differences may be material, including uncertainty in the current economic environment.

Segment Information

The Company operates as one operating segment. The Company’s chief operating decision maker (“CODM”) is its chief executive officer, who reviews financial information for purposes of making operating decisions, assessing financial performance and allocating resources. The Company’s CODM evaluates financial information on a consolidated basis. As the Company operates as one operating segment, all required segment financial information is found in the consolidated financial statements.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, the balances with banks and the liquid investments with maturities of three months or less. The Company maintains all its bank accounts in the United States which are insured by Federal Deposit Insurance Corporation (“FDIC”). The FDIC standard deposit insurance coverage limit is $250,000 per depositor, per FDIC-insured bank, per ownership category.

Deferred Offering Costs

Deferred offering costs are incremental costs directly associated with the offering of the Company’s common stock. Deferred offering costs are recognized at cost and will offset against the proceeds from the Company’s equity offering and included as part of the total stock issuance costs.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and impairment losses at the following depreciation rates:

Computer hardware & IT	Double declining balance method

Equipment that is withdrawn from use or has no reasonable prospect of being recovered through use or sale, are regularly identified, and written off. The assets’ residual values, depreciation methods and useful lives are reviewed, and adjusted if appropriate, at each reporting date.

Subsequent expenditures relating to items of property and equipment are capitalized when it is probable that future economic benefits from the use of the assets will be increased. All other subsequent expenditures are recognized as repairs and maintenance.

F-9

AETHER HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of Long-lived asset

Long-lived assets, including plant, property and equipment, are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the three and six months ended March 31, 2024 and 2023, respectively.

Revenue Recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on January 1, 2020 using the modified retrospective approach. Revenues were presented under ASC 606 and all subsequent ASUs that modified ASC 606 for the periods ended March 31, 2024 and 2023. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Company applies the following steps:

Step 1:	Identification of the contract with a customer;

Step 2:	Identification of the performance obligations in the contract;

Step 3:	Determination of the transaction price;

Step 4:	Allocation of the transaction price to the performance obligations in the contract (where revenue is allocated on a relative standalone selling price basis by maximizing the use of observable inputs to determine the standalone selling price for each performance obligation); and

Step 5:	Recognition of revenue when, or as, the Company satisfies a performance obligation.

Revenue from online subscription services

Our primary source of revenue is subscriptions to our cloud-based software during the term of arrangement. Cloud-based services allow our customers to access to the tailor-made stock research reports without taking possession of the software. Revenue is generally recognized ratably over the contract term beginning on the commencement date of each contract, which is the date our cloud-based software is made available to customers, and collection is reasonably assured. Subscription agreements generally have terms ranging from one month to one year. Amounts that have been invoiced are recorded either deferred revenue or revenue in the consolidated financial statements, depending on whether the underlying performance obligation has been satisfied.

Deferred Revenue

Deferred revenue consists of advance payments that are received or are contractually due in advance of the Company’s performance. The Company’s deferred revenue is reported on a contract-by-contract basis at the end of each reporting period. The Company classifies deferred revenue as current when the term of the applicable subscription period or expected completion of the performance obligation is one year or less.

F-10

AETHER HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cost of Revenue

Cost of revenues primarily consist of expenses related to hosting the Company’s service and analyst salaries that directly benefit sales. These expenses are comprised of hosted data center global costs, fees paid to third-party data providers and personnel-related costs directly associated with research reports, including salaries and benefits.

Capital Stock

Common shares are classified as shareholders’ equity. Transaction costs directly attributable to the issue of common shares and share purchase options are recognized as a deduction from equity, net of any tax effects.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Fair Value Measurement

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs that may be used to measure fair value are as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company’s financial instruments include cash and cash equivalents, trade payables and accrued liabilities, due to related parties and payable related to an acquisition of a non-controlling interest in the Company. The carrying amounts of these accounts approximate their fair values due to the short-term nature of these instruments.

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of March 31, 2024 and September 30, 2023.

F-11

AETHER HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

Current tax

Current tax consists of current tax payable based on the Company’s taxable income for the year. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax

Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not to be realized.

Earnings (loss) per share

The Company presents basic and diluted earnings (loss) per share data for its common shares. Basic earnings (loss) per share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year, adjusted for own shares held. Diluted earnings (loss) per share is determined by dividing the profit or loss attributable to common shareholders by the weighted average number of common shares outstanding, adjusted for own shares held and for the effects of all potential dilutive common shares related to outstanding stock options and warrants issued by the Company for the periods presented, except if their inclusion is anti- dilutive.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In August 2020, the FASB issued ASU No. 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies accounting for convertible instruments by removing major separation models required under current U.S. GAAP. This ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The new standard will become effective for us beginning January 1, 2024, using either a modified retrospective or a fully retrospective method of transition and early adoption is permitted. Management is currently evaluating the impact of the new standard on our financial statements.

In October 2021, the FASB issued ASU No. 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Company does not expect the adoption to have a material impact on the consolidated financial statements.

F-12

AETHER HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements (continued)

In June 2022, the FASB issued ASU No. 2022-03, “Fair Value Measurements (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions,” which clarifies and amends the guidance of measuring the fair value of equity securities subject to contractual restrictions that prohibit the sale of the equity securities. The guidance will be effective for fiscal years beginning after December 15, 2023 and interim periods within those fiscal years. The Company does not expect the adoption to have a material impact on the consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income (loss) and comprehensive income (loss) and statements of cash flows.

From time to time, new accounting pronouncements are issued by the FASB or other standard-setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on the accompanying financial statements and disclosures.

NOTE 3 — DEFERRED REVENUE

Deferred revenue consists of the unearned portion of customer billings, which is recognized as revenue in accordance with our revenue recognition policy. The Company classifies deferred revenue as a short-term liability on the consolidated balance sheets because the longest subscription plan is for twelve months. The amount of revenue recognized that was included in the deferred revenue balance at the beginning of the period and year was $329,020 and $454,016 for the six months ended March 31, 2024 and the year ended September 30, 2023, respectively. For the six months ended March 31, 2023, deferred revenue of $810,434 was released and recognized in revenue. The movement of deferred revenue for the six months ended March 31, 2024 and the year ended September 30, 2023 is as follows:

	March 31, 2024	September 30, 2023
Opening balance	$403,440	$454,016
Additional deferred revenue accrual	760,824	1,497,465
Revenue released from deferred revenue	(730,634)	(1,548,041)
Ending balance	$433,630	$403,440

Significant Customers

For purposes of assessing the concentration of credit risk and significant customers, a group of customers under common control or customers that are affiliates of each other are regarded as a single customer. Additionally, there were no customers that represented 10% or more of the Company’s revenue for each of the three and six months ended March 31, 2024 and 2023.

F-13

AETHER HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 4 — COST OF SALES

Cost of subscription revenue consists primarily of managed hosting providers, other third-party service providers, and employee-related costs including payroll and benefits for our research analysts.

	For the three months ended		For the six months ended
	March 31, 2024	March 31, 2023	March 31, 2024	March 31, 2023
Wages and benefits – Research analysts	$98,451	$88,800	$187,904	$172,924
Bloomberg data and hosting	6,922	18,250	26,232	37,430
IT services and other	4,212	204	8,748	544
Total	$109,585	$107,254	$222,884	$210,898

NOTE 5 — DEFERRED OFFERING COSTS

Deferred offering costs are amounts incurred directly related to the offering of the Company’s common stock and approximated $49,036 and $0 as of March 31, 2024 and September 30, 2023, respectively. These costs will be offset against the proceeds from the Company’s equity offering and included as part of the total stock issuance costs.

NOTE 6 — PREPAID EXPENSES

The prepaid expenses as of March 31, 2024 and September 30, 2023 were as follows:

	March 31, 2024	September 30, 2023
S&P Global Alliance	$16,000	$8,000
Insurance	-	3,410
Other	75,785	1,350
Total	$91,785	$12,760

NOTE 7 — TRADE PAYABLES AND ACCRUED LIABILITIES

The trade payables and accrued liabilities as of March 31, 2024 and September 30, 2023 were as follows:

	March 31, 2024	September 30, 2023
Accounts payable	$36,692	$116,839
Accrued liabilities	14,515	21,883
Other payables	4,173	1,678
Total	$55,380	$140,400

F-14

AETHER HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 8 — EQUITY

A) Acquisition of non-controlling interest in Sundial

On January 1, 2023, Sundial and Jason Goepfert (“Goepfert”) came to an agreement regarding that certain Post Closing Covenants Agreement. Goepfert agreed to sell to Sundial 300 shares of Sundial common stock, free and clear of all liens, pledges, security interests, restrictions of transfer, or encumbrances of any kind for an aggregate cash purchase price equal to $1,171.875 per share, or $351,562 in the aggregate. Sundial agreed to pay the purchase price to Goepfert in fifteen equal monthly installments commencing on the one-month anniversary of the Closing and continuing each subsequent monthly anniversary thereof until the final payment on April 1, 2024.

On March 10, 2023, Sundial and Eric Brown (“Brown”) entered into a similar agreement where Brown was to sell an aggregate of 128 shares of Sundial common stock to Sundial. Sundial agreed to pay Brown a purchase price of $1,171.875 per share, or $150,000 in aggregate. Sundial agreed to pay the purchase price to Brown in fifteen equal monthly installments commencing on April 1, 2023, with a final payment made on June 1, 2024.

	Shares repurchased	Amount
Jason Goepfert	300	$351,562
Eric Brown	128	150,000
Total	428	$501,562

The acquisition of non-controlling interest should be accounted for as an equity transaction because the changes in a parent entity’s ownership interest do not result in a change in control of the subsidiary. The $501,562 difference between the amount by which the repurchased non-controlling interest is adjusted and the fair value of the consideration paid is recognized directly in retained earnings and attributed to the equity holders of the parent in accordance with ASC 810-10-45-23.

B) Share for Service Agreement

On March 15, 2023, Mr. Hao Hu, Chief Technology Officer (“CTO”) was issued 300 shares of Sundial common stock for an aggregate value of $351,562 in accordance with the terms of his employment agreement. The amount of $351,562 was recognized as additional paid-in capital as of March 31, 2023. The shares were subsequently transferred to Greentown on July 1, 2023.

On August 21, 2023, the Company entered into a project development agreement with Wuyao Safety Technology (“Wuyao”). Under this agreement, for the services rendered by Wuyao, the Company will settle the service fees that totaled $250,000 by issuing shares of its common stock to Wuyao. As of March 31, 2024, the Company had issued shares of its common stock with an aggregate value of $250,000 to Wuyao, $50,000 of which was a prepayment on services to be rendered, while $200,000 were for services that had been received; As of September 30, 2023, the Company had issued shares of its common stock with an aggregate value of $83,333 to Wuyao, while $100,000 of services had been received. $16,667 was included in trade payables and accrued liabilities.

Within the terms of the project development agreement, if the project is not completed by August 30, 2024, the Company reserves the right to cancel the previously issued shares of common stock and compensate Wuyao in cash for the services rendered.

On October 31, 2023, the Company issued 19,285 shares of common stock with a value of $0.70 per share to settle the services provided by Research Capital Corporation, for an aggregate total value of $13,500.

On November 21, 2023, the Company issued 61,075 shares of common stock with a value of $0.70 per share, for an aggregate total value of $42,753, to settle the services provided by Monic Wealth Solutions Ltd.

As of March 31, 2024, $21,376 of total services had been received, with the remaining $21,376 included in prepaid expenses.

C) Founder Shares Issued

On August 26, 2023, the Company issued 2,850,000 shares of its common stock, par value $0.001 per share, to Up and Up Ventures Limited (“Up and Up”). Up and Up is controlled by a director of the Company.

F-15

AETHER HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 8 — EQUITY (continued)

D) Reorganization

On August 25, 2023, Sundial had a total of 1,300 shares of common stock outstanding. Greentown Investments Corporation Limited (“Greentown”) owned 300 shares, and Elixir Technology Inc. (“Elixir”) owned 1,000 shares, together constituting 100% of the Sundial Shares. Sundial stockholders agreed to exchange their Sundial shares for shares of Aether Holdings, Inc. (“AETH”). Greentown exchanged its Sundial shares (300) for 1,995,000 shares of AETH common stock, and Elixir exchanged its shares (1,000) for 4,655,000 shares of AETH common stock.

This resulted in an aggregate exchange of all the Sundial Shares for 6,650,000 shares of AETH common stock, par value $0.001 per share (“Common Stock”), of AETH (the “AETH Shares”), constituting 100% of the total outstanding shares of AETH Common Stock.

E) Non-brokered Private Placement

On October 31, 2023, the Company raised $1,125,006 via a non-brokered private placement. 1,607,152 shares of Common Stock were issued with a value of $0.70 per share. The transaction closed in two tranches, with the first closing October 31, 2023, and the second on November 21, 2023. Share issuance costs of $36,210 included bank transaction fees and finder commissions, which were paid by offset cash proceeds or issuance of shares.

NOTE 9 — SEGMENTED INFORMATION

Operating segments

The Company operates primarily in one principal business, that being the development, marketing and support management of the Company’s cloud-based platform.

NOTE 10 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of
	March 31, 2024	September 30, 2023
Computer equipment	$16,982	$16,982
Less: Accumulated depreciation	12,620	11,573
Property and equipment, net	$4,362	$5,409

Depreciation expenses totaled $523 and $748 during the three months ended March 31, 2024 and 2023, respectively.

Depreciation expenses totaled $1,047 and $1,271 during the six months ended March 31, 2024 and 2023, respectively.

F-16

AETHER HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 11 — RELATED PARTY TRANSACTIONS

Related parties include key management personnel, their close family members and entities under their control or joint control. Key management personnel are those having authority and responsibility for the planning directing and controlling the activities of the entity, directly or indirectly. The Company defines key management personnel as the Company’s C-level executives and Board of Directors. The Company’s relationship with related parties who had transactions with the Company are summarized as follows:

Related Party	Relationship with the Company
Qian Zhang	Director and CEO of Sundial since May 31, 2023; Former Director and Interim CEO of Aether from August 25, 2023 to September 11, 2023

Hao Hu	Director and Chief Information Officer (“CIO”) of Sundial since March 15, 2023; Former Director and CTO of Aether from August 25, 2023 to September 11, 2023

Jason Goepfert	Former 21% common shareholder of Sundial; Director of Sundial from July 16, 2021 to January 1, 2023

Elixir Technology Inc.	Aether’s 40.7% common shareholder

Jaclyn Wu	Director of Sundial since August 16, 2022; Director of Aether since August 25, 2023.

Monic Wealth Solutions Ltd.	Owned by Jaclyn Wu, a director of Aether and Sundial.

Related Party transactions

The Company had the following related party transactions:

a) Due to related parties

The Company’s balances due to related parties as of March 31, 2024 and September 30, 2023 were as follows:

Name	March 31, 2024	September 30, 2023
Qian Zhang	$16,219	$12,262
Elixir Technology Inc.	10,024	14,971
Hao Hu	15,000
Jaclyn Wu	15,000
Total due to related parties	$56,243	$27,233

The amounts due to related party as of March 31, 2024 and September 30, 2023 are unsecured, interest-free, and due on demand.

F-17

AETHER HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 11 — RELATED PARTY TRANSACTIONS (continued)

Related Party transactions (continued)

b) Payable related to acquisition of non-controlling interest to a related party

Name	March 31, 2024	September 30, 2023
Jason Goepfert	$18,310	$128,267
Total Payable related to acquisition of non-controlling interest to a related party	$18,310	$128,267

c) Services rendered from related party

The Company incurred total selling expenses of $28,750 and $28,750 for the marketing and sales channel services provided by Monic Wealth Solutions Ltd for the three and six months ended March 31, 2024, respectively. No services are rendered from related party for the three and six months ended March 31, 2023.

d) Share based compensation paid to related party

The company incurred share-based compensation of $10,688 and $21,377 to Monic Wealth Solutions Ltd for the three and six months ended March 31, 2024, respectively. The Company incurred share-based compensation of $52,083 to Hao Hu, Director of the Company, for the three and six months ended March 31, 2023.

e) Compensations paid to related parties

	For the three months ended
Name	March 31, 2024	March 31, 2023
Qian Zhang	$35,600	$12,000
Hao Hu	54,500	12,000
Jaclyn Wu	15,000	-
Total compensations paid to related parties	$105,100	$24,000

	For the six months ended
Name	March 31, 2024	March 31, 2023
Qian Zhang	$59,600	$12,000
Hao Hu	84,500	12,000
Jason Goepfert	-	35,321
Jaclyn Wu	15,000	-
Total compensations paid to related parties	$159,100	$59,321

F-18

AETHER HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 11 — RELATED PARTY TRANSACTIONS (continued)

Related Party transactions (continued)

f) Expenses incurred to repurchase shares from a related party

	For the three months ended
Name	March 31, 2024	March 31, 2023
Jason Goepfert	$47,288	$47,288
Total expenses incurred to repurchase shares from a related party	$47,288	$47,288

	For the six months ended
Name	March 31, 2024	March 31, 2023
Jason Goepfert	$94,575	$47,288
Total expenses incurred to repurchase shares from a related party	$94,575	$47,288

NOTE 12 — INCOME TAXES

The Company is a C Corporation which is subjected to a combined effective tax rate for federal and state income taxes of 30.8% and state minimum fee.

The deferred tax assets and liabilities were estimated for further tax consequences attributable to difference between the financial statement carrying amounts of the Company’s existing assets and liabilities and their respective tax bases. The deferred tax assets and liabilities were measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

As of March 31, 2024 and September 30, 2023, the Company did not have an accrued liability for uncertain tax positions and does not anticipate recognition of any significant liabilities for uncertain tax positions during the next 12 months. For the three and six months ended March 31, 2024 and 2023, no amounts were incurred for income tax uncertainties or interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals, or material deviation from its position. The Company’s tax years since its formation remain subject to possible income tax examination by its major taxing authorities for all periods.

No provision for income tax was made for the three and six months ended March 31, 2024 and 2023 as the Company had no assessable profits for both years

The following table reconciles income taxes based on the U.S. statutory tax rate to the Company’s income tax expense:

	For the three months ended
	March 31, 2024	March 31, 2023
Loss before income tax	$(173,212)	$(13,038)
Statutory tax rate	30.8%	30.8%
Tax at the domestic income tax rate	(53,349)	(4,016)

Tax effect of tax losses not recognised	49,563	3,855
Non-deductible expenses	661	161
Difference in state tax rate	3,125	-
Total income tax benefit	$-	$-

F-19

AETHER HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 12 — INCOME TAXES (continued)

The following table reconciles income taxes based on the U.S. statutory tax rate to the Company’s income tax expense (continued):

	For the six months ended
	March 31, 2024	March 31, 2023
Income (Loss) before income tax	$(302,178)	$34,392
Statutory tax rate	30.8%	30.8%
Tax at the domestic income tax rate	(93,071)	10,592

Tax effect of tax losses not recognised	86,958	(10,984)
Non-deductible expenses	823	392
Difference in state tax rate	5,290	-
Total income tax benefit	$-	$-

Unrecognized tax losses are carried forward indefinitely.

NOTE 13 — CREDIT RISK AND CONCENTRATION

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk of loss associated with a counter-party’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash. As of March 31, 2024 and September 30, 2023, substantially all of the Company’s cash and cash equivalents were held in major financial institutions located in the U.S., which are FDIC-insured and management considers to be of high credit quality.

The maximum exposure of such assets to credit risk is their carrying amounts at the balance sheet dates. The Company maintains majority of the bank accounts at financial institutions in the United States, where there is $250,000 standard deposit insurance coverage limit per depositor, per FDIC-insured bank and per ownership category. As of March 31, 2024 and September 30, 2023, cash balances of $784,853 and $98,106, respectively, were maintained at financial institutions in the US. While management believes that these financial institutions are of high credit quality, it also continually monitors their creditworthiness.

Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when they come due. All of the Company’s financial liabilities are subject to normal trade terms. The Company is historically funded the working capital needs primarily from operations, as well as advances from related parties.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices. These market factors are not expected to pose significant risks to the Company.

F-20

AETHER HOLDINGS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 14 — COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of its operations in the normal course of business. There is no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of its operations and there are no proceedings in which any of the Company’s directors, officers, or affiliates, or any registered or beneficial stockholder, is an adverse party or has a material interest adverse to the Company’s interest.

NOTE 15 — SUBSEQUENT EVENTS

Non-brokered Private Placement

Subsequent to March 31, 2024, on June 18, 2024, the Company raised $420,001 via a non-brokered private placement. 600,001 shares of the Company’s common stock were issued with a value of $0.70 per share. The transaction closed on June 18, 2024. Share issuance cost of $3,136 included bank transaction fees and finder commissions, which were paid by offset cash proceeds.

The Company has evaluated the impact of events that have occurred subsequent to March 31, 2024, through the date the consolidated financial statements were available to issue, and concluded that no subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements.

F-21

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Aether Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Aether Holdings, Inc. and its subsidiaries (the “Company”) as of September 30, 2023 and 2022, and the related consolidated statement of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended September 30, 2023, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended September 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ZH CPA, LLC

We have served as the Company’s auditor since 2023.

Denver, Colorado

June 28, 2024

999 18th Street, Suite 3000, Denver, CO, 80202 USA Phone: 1.303.386.7224 Fax: 1.303.386.7101 Email: admin@zhcpa.us

F-22

AETHER HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

	September 30, 2023	September 30, 2022
ASSETS

Current assets
Cash and cash equivalents	$98,106	$260,259
Prepaid expenses	12,760	-
Total current assets	110,866	260,259

Non-Current assets
Property and equipment, net	5,409	7,727
TOTAL ASSETS	$116,275	$267,986

LIABILITIES AND EQUITY

Current liabilities
Trade payables and accrued liabilities	$140,400	$13,427
Due to related parties	27,233	40,000
Dividends payable	-	71,194
Payable related to acquisition of non-controlling interest	218,267	-
Deferred revenue	403,440	454,016
Total current liabilities	789,340	578,637

TOTAL LIABILITIES	$789,340	$578,637
Commitments and Contingencies

STOCKHOLDERS’ DEFICIT
Common stock, $0.001 par value, 50,000,000 and 50,000,000 shares authorized, 9,583,333 and 9,500,000 shares issued and outstanding at September 30, 2023 and 2022, respectively*	9,583	9,500
Additional paid-in capital	434,812	-
Accumulated deficit	(1,117,460)	(299,634)
Total stockholders’ deficit	(673,065)	(290,134)

Non-controlling interests	-	(20,517)
Total deficit	(673,065)	(310,651)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$116,275	$267,986

* Shares and per share data are presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of these consolidated financial statements

F-23

AETHER HOLDINGS, INC.

CONSOLIDATED STATEMENT OF OPERATIONS AND

COMPREHENSIVE LOSS

	September 30, 2023	September 30, 2022

REVENUE	$1,555,542	$1,586,088

Cost of Sales	409,705	407,191
GROSS PROFIT	1,145,837	1,178,897

OPERATING EXPENSES
Sales and marketing expenses	54,294	154,385
General and administrative expenses	1,387,290	1,045,922
Total operating expenses	1,441,584	1,200,307

Loss before income taxes	(295,747)	(21,410)

Income tax benefit	-	-

Net loss and comprehensive loss	(295,747)	(21,410)
Net loss attributable to non-controlling interest	(18,370)	(6,423)
Net loss attributable to Aether Holdings, Inc. stockholders	(277,377)	(14,987)
Other comprehensive loss
Comprehensive loss	-	-
Less: comprehensive loss attributable to non-controlling interest	-	-
Comprehensive loss attributable to Aether Holdings, Inc. stockholders Basic and diluted loss per share attributable to entity	$(295,747)	$(14,987)
Net loss per share – Basic and Diluted*	$(0.03)	$(0.00)
Weighted average number of shares – Basic and Diluted *	9,509,361	9,500,000

* Shares and per share data are presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of these consolidated financial statements

F-24

AETHER HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Commons shares		Additional paid-in capital	Retained earnings (accumulated deficit)	Attributable to the company	Noncontrolling interest	Total equity (deficit)
	Number*	Amount	Amount	Amount	Amount	Amount	Amount

Balance – October 1, 2021	9,500,000	$9,500	-	$(213,453)	$(203,953)	$16,418	$(187,535)
Net loss for the year	-	-	-	(14,987)	(14,987)	(6,423)	(21,410)
Dividends declared	-	-	-	(71,194)	(71,194)	(30,512)	(101,706)
Balance – September 30, 2022	9,500,000	$9,500	-	$(299,634)	$(290,134)	(20,517)	$(310,651)

Acquisition of non-controlling interest	-	-	-	(540,449)	(540,449)	38,887	(501,562)
Net loss for the year	-	-	-	(277,377)	(277,377)	(18,370)	(295,747)
Stock based compensation	83,333	83	434,812	-	434,895	-	434,895
Balance – September 30, 2023	9,583,333	$9,583	$434,812	$(1,117,460)	$(673,065)	-	$(673,065)

* Shares and per share data are presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of these consolidated financial statements.

F-25

AETHER HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	September 30, 2023	September 30, 2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$(295,747)	$(21,410)
Adjustments:
Depreciation	2,318	3,199
Services in exchange for shares	434,895	-
Changes in operating assets and liabilities:
Prepaid expenses	(12,760)	23,320
Accounts payable and accrued liabilities	126,973	3,228
Deferred revenue	(50,576)	109,175
Net cash provided by operating activities	205,103	117,512

CASH FLOWS FROM FINANCING ACTIVITIES
Payment made related to acquisition of non-controlling interest	(283,295)	-
Amounts due to related parties	(12,767)	(92,432)
Dividends paid	(71,194)	(30,512)
Cash used in financing activities	(367,256)	(122,944)

Net decrease in cash and cash equivalents for the year	(162,153)	(5,432)

Cash, beginning of the year	260,259	265,691
Cash, end of the year	$98,106	$260,259

Supplemental Disclosures of Cash Flow Information
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

F-26

AETHER HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF BUSINESS AND ORGANIZATION

Aether Holdings, Inc. (the “Company”) was incorporated pursuant to the Delaware General Corporation Law (Delaware) on August 15, 2023. The Company, acting through its subsidiaries, is principally engaged in providing proprietary research analytics, data and tools for equity traders through a flagship platform.

The head office and records of the Company are located at 1441 Broadway, 30th Floor, New York, NY 10018, United States of America. The registered office is located at 16192 Coastal Highway, Lewes, Delaware, United States of America.

Reorganization

A reorganization of the legal structure was completed on August 25, 2023 (the “Reorganization”). The Reorganization involved the incorporation of Aether Holdings, Inc., a holding company established under the Delaware General Corporation Law; and the exchange of Sundial Capital Research Inc.’s (the “Transferred Entity”) shares (“Sundial shares”) for Aether Holdings, Inc.’s shares (“AETH Shares”) by Elixir Technology Inc. (“Elixir”) and Greentown Investments Corporation Limited (“Greentown”) (collectively, the “Controlling Shareholders”).

On July 16, 2021, Elixir purchased 70% of the equity interest of the Transferred Entity from Jason Goepfert and Eric Brown (the “former controlling shareholders”). On January 1, 2023, Elixir acquired an additional 20% of the equity interest of the Transferred Entity after the Transferred Entity repurchased an additional 20% equity interest from Goepfert. On March 10, 2023, the Transferred Entity repurchased the remaining 10% ownership interest from the former controlling shareholders, bringing Elixir’s total ownership interest in the Transferred entity to 100%. On March 15, 2023, Mr. Hao Hu joined the Transferred Entity and was granted 300 shares as the signing incentive. On July 1, 2023, the vested 300 shares were transferred to Greentown, a Company owned by Mr. Hao Hu (See Note 8B). Prior to the reorganization, the Transferred Entity’s equity interests were 100% controlled by the Controlling Shareholders.

On August 25, 2023, the Controlling Shareholders agreed to exchange the shares of the Transferred Entity for Aether Holdings, Inc.’s shares. This resulted in an aggregate exchange of all the Sundial Shares for 6,650,000 shares of Aether common stock, par value $0.001 per share (the “Common Stock”). On August 26, 2023, the Company issued 2,850,000 shares of Common Stock to Up and Up Ventures Limited (“Up and Up”), a Company controlled by a director of the Company. After the reorganization, the Company had 9,500,000 shares of Common Stock issued and outstanding, with the Controlling Shareholders owning 70% of the equity interests of Aether Holdings, Inc.

Since the Company and its subsidiary are effectively controlled by the same Controlling Shareholders before and after the reorganization, they are considered under common control. These transactions had been treated as a reorganization of entities under common control and thus the current capital structure has been retrospectively presented in prior periods at historical cost as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements in accordance with ASC 805-50-45-5.

Upon the reorganization, the Company has a subsidiary in the United States. Details of the subsidiary of the Company as of March 31, 2024 are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	Percentage of Ownership	Principal Activities
Aether Holdings, Inc.	August 15, 2023	Delaware State, US	Parent	Holding Company
Sundial Capital Research Inc.	January 22, 2003	Minnesota State, US	100%*	Software Service

* From July 16, 2021 to December 31, 2022, the Elixir owned 70% of the equity interests of Sundial Capital Research Inc.;

From January 1, 2023 to March 9, 2023, the Elixir owned 90% of the equity interests of Sundial Capital Research Inc.;

From March 10, 2023, to March 15, 2023, Elixir owned 100% of the equity interests of Sundial Capital Research Inc.; From March 15, 2023 to August 25, 2023, the Controlling Shareholders owned 100% of the equity interests in Sundial Capital Research Inc.

F-27

AETHER HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF BUSINESS AND ORGANIZATION (continued)

Going Concern

The consolidated financial statements have been prepared on a going concern basis which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has incurred a loss since inception resulting in an accumulated deficit and a negative working capital as of September 30, 2023. Accordingly, there is substantial doubt about the Company’s ability to continue as a going concern.

The ability to continue as a going concern is dependent upon the Company generating revenue and profit in the future and/or to obtain necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management intends to finance operating costs over the next twelve months primarily through financings from the Company’s major stockholder, although the Company may seek other sources of funding, including public and private offerings of securities.

These consolidated financial statements do not reflect adjustments that would be necessary if the Company were unable to continue as a “going concern.” While management believes that the actions already taken or planned, including adjusting its operating expenditures and obtaining financial supports from its principal stockholder, will mitigate the adverse conditions and events which raise doubt about the validity of the “going concern” assumption used in preparing these financial statements, there can be no assurance that these actions will be successful.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The accompanying consolidated financial statements include the accounts of the Company and its subsidiary. All intercompany transactions have been eliminated in consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Foreign Currency

These consolidated financial statements are presented in United States dollars which are the parent and subsidiaries’ functional currency. The functional currency for each entity consolidated with the Company is determined by the currency of the primary economic environment in which it operates, US dollars (“USD”).

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognized in profit or loss.

F-28

AETHER HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

On an ongoing basis, management evaluates its estimates, including those related to the valuation of stock-based compensation. These estimates are based on historical data and experience, as well as various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities and recorded revenues and expenses that are not readily apparent from other sources. Such estimates often require the selection of appropriate valuation methodologies and models, and significant judgment in evaluating ranges of assumptions and financial inputs. Actual results may differ from those estimates due to risks and uncertainties, and these differences may be material, including uncertainty in the current economic environment.

Segment Information

The Company operates as one operating segment. The Company’s chief operating decision maker (“CODM”) is its chief executive officer, who reviews financial information for purposes of making operating decisions, assessing financial performance and allocating resources. The Company’s CODM evaluates financial information on a consolidated basis. As the Company operates as one operating segment, all required segment financial information is found in the consolidated financial statements.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, the balances with banks and the liquid investments with maturities of three months or less. The Company maintains all its bank accounts in the United States which are insured by Federal Deposit Insurance Corporation (“FDIC”). The FDIC standard deposit insurance coverage limit is $250,000 per depositor, per FDIC-insured bank, per ownership category

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and impairment losses at the following depreciation rates:

Computer hardware & IT	Double declining balance method

Equipment that is withdrawn from use or has no reasonable prospect of being recovered through use or sale, are regularly identified, and written off. The assets’ residual values, depreciation methods and useful lives are reviewed, and adjusted if appropriate, at each reporting date.

Subsequent expenditures relating to items of property and equipment are capitalized when it is probable that future economic benefits from the use of the assets will be increased. All other subsequent expenditures are recognized as repairs and maintenance.

F-29

AETHER HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of Long-lived asset

Long-lived assets, including plant, property and equipment, are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the years ended September 30, 2023 and 2022, respectively.

Revenue Recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on January 1, 2020 using the modified retrospective approach. Revenues were presented under ASC 606 and all subsequent ASUs that modified ASC 606 for the years ended September 30, 2023 and 2022. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Company applies the following steps:

Step 1:	Identification of the contract with a customer;

Step 2:	Identification of the performance obligations in the contract;

Step 3:	Determination of the transaction price;

Step 4:	Allocation of the transaction price to the performance obligations in the contract (where revenue is allocated on a relative standalone selling price basis by maximizing the use of observable inputs to determine the standalone selling price for each performance obligation); and

Step 5:	Recognition of revenue when, or as, the Company satisfies a performance obligation.

Revenue from online subscription services

Our primary source of revenue is subscriptions to our cloud-based software during the term of arrangement. Cloud-based services allow our customers to access to the tailor-made stock research reports without taking possession of the software. Revenue is generally recognized ratably over the contract term beginning on the commencement date of each contract, which is the date our cloud-based software is made available to customers, and collection is reasonably assured. Subscription agreements generally have terms ranging from one month to one year. Amounts that have been invoiced are recorded either deferred revenue or revenue in the consolidated financial statements, depending on whether the underlying performance obligation has been satisfied.

Deferred Revenue

Deferred revenue consists of advance payments that are received or are contractually due in advance of the Company’s performance. The Company’s deferred revenue is reported on a contract-by-contract basis at the end of each reporting period. The Company classifies deferred revenue as current when the term of the applicable subscription period or expected completion of the performance obligation is one year or less.

F-30

AETHER HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cost of Revenue

Cost of revenues primarily consist of expenses related to hosting the Company’s service and analyst salaries that directly benefit sales. These expenses are comprised of hosted data center global costs, fees paid to third-party data providers and personnel-related costs directly associated with research reports, including salaries and benefits.

Capital Stock

Common shares are classified as shareholders’ equity. Transaction costs directly attributable to the issue of common shares and share purchase options are recognized as a deduction from equity, net of any tax effects.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Fair Value Measurement

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs that may be used to measure fair value are as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company’s financial instruments include cash and cash equivalents, trade payables and accrued liabilities, due to related parties, dividends payable and payable related to the acquisition of a non-controlling interest. The carrying amounts of these accounts approximate their fair values due to the short-term nature of these instruments.

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of September 30, 2023 and 2022.

F-31

AETHER HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

Current tax

Current tax consists of current tax payable based on the Company’s taxable income for the year. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax

Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not to be realized.

Earnings (loss) per share

The Company presents basic and diluted earnings (loss) per share data for its common shares. Basic earnings (loss) per share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year, adjusted for own shares held. Diluted earnings (loss) per share is determined by dividing the profit or loss attributable to common shareholders by the weighted average number of common shares outstanding, adjusted for own shares held and for the effects of all potential dilutive common shares related to outstanding stock options and warrants issued by the Company for the years presented, except if their inclusion is anti- dilutive.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In August 2020, the FASB issued ASU No. 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies accounting for convertible instruments by removing major separation models required under current U.S. GAAP. This ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The new standard will become effective for us beginning January 1, 2024, using either a modified retrospective or a fully retrospective method of transition and early adoption is permitted. Management is currently evaluating the impact of the new standard on our financial statements.

In October 2021, the FASB issued ASU No. 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Company does not expect the adoption to have a material impact on the consolidated financial statements.

F-32

AETHER HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements (continued)

In June 2022, the FASB issued ASU No. 2022-03, “Fair Value Measurements (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions,” which clarifies and amends the guidance of measuring the fair value of equity securities subject to contractual restrictions that prohibit the sale of the equity securities. The guidance will be effective for fiscal years beginning after December 15, 2023 and interim periods within those fiscal years. The Company does not expect the adoption to have a material impact on the consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income (loss) and comprehensive income (loss) and statements of cash flows.

From time to time, new accounting pronouncements are issued by the FASB or other standard-setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on the accompanying financial statements and disclosures.

NOTE 3 — DEFERRED REVENUE

Deferred revenue consists of the unearned portion of customer billings, which is recognized as revenue in accordance with our revenue recognition policy. The Company classifies deferred revenue as a short-term liability on the consolidated balance sheets because the longest subscription plan is for twelve months. The amount of revenue recognized that was included in the deferred revenue balance at the beginning of the year was $454,016 and $344,841 for the years ended September 30, 2023 and 2022, respectively. The movement of deferred revenue for years ended September 30, 2023 and 2022 is as follows:

	September 30, 2023	September 30, 2022
Opening balance	$454,016	$344,841
Additional deferred revenue accrual	1,497,465	1,686,983
Revenue released from deferred revenue	(1,548,041)	(1,577,808)
Ending balance	$403,440	$454,016

Significant Customers

For purposes of assessing the concentration of credit risk and significant customers, a group of customers under common control or customers that are affiliates of each other are regarded as a single customer. Additionally, there were no customers that represented 10% or more of the Company’s revenue for each of the fiscal years ended September 30, 2023, and 2022.

F-33

AETHER HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — COST OF SALES

Cost of subscription revenue consists primarily of managed hosting providers, other third-party service providers, and employee-related costs including payroll and benefits for our research analysts.

	September 30, 2023	September 30, 2022
Wages – Research analysts	$326,439	$321,577
Bloomberg data and hosting	73,862	72,479
IT services and other	9,404	13,135
Total	$409,705	$407,191

NOTE 5 — PREPAID EXPENSES

The prepaid expenses for the years ended September 30, 2023 and 2022 were as follows:

	September 30, 2023	September 30, 2022
S&P Global Alliance	$8,000	$-
Insurance	3,410	-
Other	1,350	-
Total	$12,760	$-

NOTE 6 — TRADE PAYABLES AND ACCRUED LIABILITIES

The trade payables and accrued liabilities for the years ended September 30, 2023 and 2022 were as follows:

	September 30, 2023	September 30, 2022
Accounts payable	$116,839	$4,076
Accrued liabilities	21,883	-
Other payables	1,678	9,351
Total	$140,400	$13,427

NOTE 7 — EQUITY

A) Acquisition of non-controlling interest in Sundial

On January 1, 2023, Sundial and Jason Goepfert (“Goepfert”) came to an agreement regarding that certain Post Closing Covenants Agreement. Goepfert agreed to sell to Sundial 300 shares of Sundial common stock, free and clear of all liens, pledges, security interests, restrictions of transfer, or encumbrances of any kind for an aggregate cash purchase price equal to $1,171.875 per share, or $351,562 in the aggregate. Sundial agreed to pay the purchase price to Goepfert in fifteen equal monthly installments commencing on the one-month anniversary of the Closing and continuing each subsequent monthly anniversary thereof until the final payment on April 1, 2024.

F-34

AETHER HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — EQUITY (continued)

A) Acquisition of non-controlling interest (continued)

On March 10, 2023, Sundial and Eric Brown (“Brown”) entered into a similar agreement where Brown was to sell an aggregate of 128 shares of Sundial common stock to Sundial. Sundial agreed to pay Brown a purchase price of $1,171.875 per share, or $150,000 in aggregate. Sundial agreed to pay the purchase price to Brown in fifteen equal monthly installments commencing on April 1, 2023, with a final payment made on June 1, 2024.

	Shares repurchased	Amount
Jason Goepfert	300	$351,562
Eric Brown	128	150,000
Total	428	$501,562

The acquisition of non-controlling interest should be accounted for as an equity transaction because the changes in a parent entity’s ownership interest do not result in a change in control of the subsidiary. The $501,562 difference between the amount by which the repurchased non-controlling interest is adjusted and the fair value of the consideration paid is recognized directly in retained earnings and attributed to the equity holders of the parent in accordance with ASC 810-10-45-23.

B) Share for Service Agreement

On March 15, 2023, Mr. Hao Hu, Chief Technology Officer (“CTO”) was issued 300 shares of Sundial common stock for an aggregate value of $351,562 in accordance with the terms of his employment agreement. The shares were subsequently transferred to Greentown on July 1, 2023.

On August 21, 2023, the Company entered into a project development agreement with Wuyao Safety Technology (“Wuyao”). Under this agreement, for the services rendered by Wuyao, the Company will settle the service fees that totaled $250,000 by issuing shares of its common stock to Wuayo. As of September 30, 2023, the Company had issued shares of its common stock with an aggregate value of $83,333 to Wuyao.

Within the terms of the agreement, if the project is not completed by August 30, 2024, the Company reserves the right to cancel the previously issued shares of common stock and compensate Wuyao in cash for the services rendered.

C) Founder Shares Issued

On August 26, 2023, the Company issued 2,850,000 of its common stock, par value $0.001 per share, to Up and Up Ventures Limited (“Up and Up”). Up and Up is controlled by a director of the Company.

D) Reorganization

On August 25, 2023, Sundial had a total of 1,300 shares of common stock outstanding. Greentown Investments Corporation Limited (“Greentown”) owned 300 shares, and Elixir Technology Inc. (“Elixir”) owned 1,000 shares, together constituting 100% of the Sundial Shares. Sundial stockholders agreed to exchange their Sundial shares for shares of Aether Holdings, Inc. (“AETH”). Greentown exchanged its Sundial shares (300) for 1,995,000 shares of AETH common stock, and Elixir exchanged its shares (1,000) for 4,655,000 shares of AETH common stock.

This resulted in an aggregate exchange of all the Sundial Shares for 6,650,000 shares of AETH common stock, par value $0.001 per share (“Common Stock”), of AETH (the “AETH Shares”), constituting 100% of the total outstanding shares of AETH Common Stock.

F-35

AETHER HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — SEGMENTED INFORMATION

Operating segments

The Company operates primarily in one principal business, that being the development, marketing and support management of the Company’s cloud-based platform.

NOTE 9 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	For the years ended September 30,
	2023	2022
Computer equipment	$16,982	$16,982
Less: Accumulated depreciation	11,573	9,255
Property and equipment, net	$5,409	$7,727

Depreciation expenses totaled $2,318 and $3,199 during fiscal 2023 and 2022, respectively.

NOTE 10 — RELATED PARTY TRANSACTIONS

Related parties include key management personnel, their close family members and entities under their control or joint control. Key management personnel are those having authority and responsibility for the planning directing and controlling the activities of the entity, directly or indirectly. The Company defines key management personnel as the Company’s C-level executives and Board of Directors. The Company’s relationship with related parties who had transactions with the Company are summarized as follows:

Related Party	Relationship with the Company
William McNarland	Former Director and Chief Executive Officer (“CEO”) of Sundial from July 16, 2021 to August 24, 2022

Qian Zhang	Director and CEO of Sundial since May 31, 2023; Former Director and Interim CEO of Aether from August 25, 2023 to September 11, 2023

Hao Hu	Director and Chief Information Officer (“CIO”) of Sundial since March 15, 2023; Former Director and CTO of Aether from August 25, 2023 to September 11, 2023

Jason Goepfert	Former 21% shareholder of Sundial, Director of Sundial from July 16, 2021 to January 1, 2023

Elixir Technology Inc.	Aether’s 49% common shareholder

F-36

AETHER HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — RELATED PARTY TRANSACTIONS (continued)

Related Party transactions

The Company had the following related party transactions:

a) Due to related parties

The Company’s balances due to related parties as of September 30, 2023 and 2022 were as follows:

Name	September 30, 2023	September 30, 2022
Qian Zhang	$12,262	$-
Elixir Technology Inc.	14,971	40,000
Total due to related parties	$27,233	$40,000

The amounts due to related party as of September 30, 2023 and 2022 are unsecured, interest-free, and due on demand.

b) Dividend payable to a related party

Name	September 30, 2023	September 30, 2022
Elixir Technology Inc.	$-	$71,194
Total dividend payable to a related party	$-	$71,194

c) Payable related to acquisition of non-controlling interest to a related party

Name	September 30, 2023	September 30, 2022
Jason Goepfert	$128,267	$-
Total payable related to acquisition of non-controlling interest to a related party	$128,267	$-

d) Services rendered from related party

During the year ended September 30, 2022, the Company incurred total operating expenses of $169,588 for the consulting, website development and marketing services provided by Elixir Technology Inc.

e) Share based compensation paid to related party

During the year ended September 30, 2023, the Company incurred share-based compensation of $351,563 to Hao Hu, Director of the Company.

f) Compensations paid to related parties

Name	September 30, 2023	September 30, 2022
William McNarland	$-	$129,208
Qian Zhang	60,000	-
Hao Hu	72,000	-
Jason Goepfert	35,321	140,156
Total compensations paid to related parties	$167,321	$269,364

F-37

AETHER HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — RELATED PARTY TRANSACTIONS (continued)

g) Dividend declared to related parties

Name	September 30, 2023	September 30, 2022
Jason Goepfert	$-	$20,341
Elixir Technology Inc.	-	71,194
Total dividends declared to related parties	$-	$91,535

h) Expenses incurred to repurchase shares from a related party

Name	September 30, 2023	September 30, 2022
Jason Goepfert	$351,562	$-
Total expenses incurred to repurchase shares from a related party	$351,562	$-

NOTE 11 — INCOME TAXES

The Company is a C Corporation which is subjected to a combined effective tax rate for federal and state income taxes of 30.8% and state minimum fee.

The deferred tax assets and liabilities were estimated for further tax consequences attributable to difference between the financial statement carrying amounts of the Company’s existing assets and liabilities and their respective tax bases. The deferred tax assets and liabilities were measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

As of September 30, 2023 and 2022, the Company did not have an accrued liability for uncertain tax positions and does not anticipate recognition of any significant liabilities for uncertain tax positions during the next 12 months. For the years ended September 30, 2023 and 2022, no amounts were incurred for income tax uncertainties or interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals, or material deviation from its position. The Company’s tax years since its formation remain subject to possible income tax examination by its major taxing authorities for all periods.

No provision for income tax was made for the years ended September 30, 2023 and 2022 as the Company had no assessable profits for both years

The following table reconciles income taxes based on the U.S. statutory tax rate to the Company’s income tax expense:

	September 30, 2023	September 30, 2022
Loss before income tax	$(295,747)	$(21,410)
Statutory tax rate	30.8%	30.8%
Tax at the domestic income tax rate	(91,089)	(6,594)

State minimum fee	690	650
Tax effect of tax losses not recognised	87,262	4,531
Non-deductible expenses	2,028	1,413
Difference in state tax rate	1,109	-
Total income tax benefit	$-	$-

Unrecognized tax losses are carried forward indefinitely.

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AETHER HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — CREDIT RISK AND CONCENTRATION

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk of loss associated with a counter-party’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash. As of September 30, 2023 and 2022, substantially all of the Company’s cash and cash equivalents were held in major financial institutions located in the U.S., which are FDIC-insured and management considers to be of high credit quality.

The maximum exposure of such assets to credit risk is their carrying amounts at the balance sheet dates. The Company maintains majority of the bank accounts at financial institutions in the United States, where there is $250,000 standard deposit insurance coverage limit per depositor, per FDIC-insured bank and per ownership category. As of September 30, 2023 and 2022, cash balances of $98,106 and $260,259, respectively, were maintained at financial institutions in the US. While management believes that these financial institutions are of high credit quality, it also continually monitors their creditworthiness.

Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when they come due. All of the Company’s financial liabilities are subject to normal trade terms. The Company is historically funded the working capital needs primarily from operations, as well as advances from related parties.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices. These market factors are not expected to pose significant risks to the Company.

NOTE 13 — COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of its operations in the normal course of business. There is no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of its operations and there are no proceedings in which any of the Company’s directors, officers, or affiliates, or any registered or beneficial stockholder, is an adverse party or has a material interest adverse to the Company’s interest.

NOTE 14 — SUBSEQUENT EVENTS

Non-brokered Private Placement

Subsequent to year-end, on October 31, 2023, the Company raised $1,125,006 via a series of non-brokered private placements. 1,607,152 shares of the Company’s common stock were issued with a value of $0.70 per share. The transaction closed in two tranches, with the first closing October 31, 2023, and the second on November 21, 2023. Share issuance cost of $36,210 included bank transaction fees and finder commissions, which were paid by offset cash proceeds or issuance of shares.

On June 18, 2024, the Company raised $420,001 via a series of non-brokered private placements. 600,001 shares were issued with a value of $0.70 per share. The transaction closed on June 18, 2024. Share issuance costs of $3,136 included bank transaction fees and finder commissions, which were paid by offset cash proceeds.

The Company has evaluated the impact of events that have occurred subsequent to September 30, 2023, through the date the consolidated financial statements were available to issue, and concluded that no subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements.

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Through and including , 2024 (the 25th day after the date of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

[●] Shares
Common Stock

AETHER HOLDINGS, INC.

PROSPECTUS

The Benchmark Company	Axiom Capital Management, Inc.

___________________, 2024

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the expenses in connection with this registration statement. All of such expenses are estimates, other than the filing fees payable to the Securities and Exchange Commission and to FINRA.

Amount to be paid
SEC registration fee	$	[●]
FINRA filing fee	$	[●]
The Nasdaq initial listing fee	$	[●]
Transfer agent and registrar fees	$	[●]
Accounting fees and expenses	$	[●]
Legal fees and expenses	$	[●]
Printing expenses	$	[●]
Total	$	[●]

* To be completed by amendment

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of the corporation. Section 145 of the Delaware General Corporation Law also provides that expenses (including attorneys’ fees) incurred by a director or officer in defending an action may be paid by a corporation in advance of the final disposition of an action if the director or officer undertakes to repay the advanced amounts if it is determined such person is not entitled to be indemnified by the corporation. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Our amended and restated bylaws, which will be in effect upon the consummation of this offering, provide that, to the fullest extent permitted by law, we shall indemnify and hold harmless any person who was or is made or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person, or the person for whom he is the legally representative, is or was a director or officer of ours, against all liabilities, losses, expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation includes this provision.

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Additionally, our amended and restated certificate of incorporation provides that we shall, to the maximum extent permitted from time to time under the law of the State of Delaware, indemnify and upon request shall advance expenses to any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was or has agreed to be a director or officer of ours or while a director or officer is or was serving at our request as a director, officer, partner, trustee, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees and expenses), judgments, fines, penalties and amounts paid in settlement incurred in connection with the investigation, preparation to defend or defense of such action, suit, proceeding or claim; provided, however, that the foregoing shall not require us to indemnify or advance expenses to any person in connection with any action, suit, proceeding or claim initiated by or on behalf of such person or any counterclaim against us initiated by or on behalf of such person. Such indemnification shall not be exclusive of other indemnification rights arising under any by-law, agreement, vote of directors or stockholders or otherwise and shall inure to the benefit of the heirs and legal representatives of such person. Any person seeking indemnification shall be deemed to have met the standard of conduct required for such indemnification unless the contrary shall be established. Any repeal or modification of our amended and restated certificate of incorporation shall not adversely affect any right or protection of a director or officer of ours with respect to any acts or omissions of such director or officer occurring prior to such repeal or modification.

Expenses incurred by such a person in defending a civil or criminal action, suit or proceeding by reason of the fact that such person is or was, or has agreed to become, a director or officer of ours, or is or was serving, or has agreed to serve, at our request, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, including any employee benefit plan, or by reason of any action alleged to have been taken or omitted in such capacity shall be paid by us in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by us as authorized by relevant sections of the Delaware General Corporation Law. Notwithstanding the foregoing, we shall not be required to advance such expenses to a person who is a party to an action, suit or proceeding brought by us and approved by a majority of our Board of Directors that alleges willful misappropriation of corporate assets by such person, disclosure of confidential information in violation of such person’s fiduciary or contractual obligations to us or any other willful and deliberate breach in bad faith of such person’s duty to us or our stockholders.

We shall not indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person unless the initiation thereof was approved by our Board of Directors.

The indemnification rights provided in our amended and restated bylaws, which will be in effect upon the consummation of this offering, shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement or vote of stockholders or disinterested directors or otherwise, both as to action in their official capacities and as to action in another capacity while holding such office, continue as to such person who has ceased to be a director or officer, and inure to the benefit of the heirs, executors and administrators of such a person.

If the Delaware General Corporation Law is amended to expand further the indemnification permitted to indemnitees, then we shall indemnify such persons to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

We may, to the extent authorized from time to time by our Board of Directors, grant indemnification rights to other employees or agents of ours or other persons serving us and such rights may be equivalent to, or greater or less than, those set forth in our amended and restated bylaws, which will be in effect upon the consummation of this offering.

Our obligation to provide indemnification under our amended and restated bylaws, which will be in effect upon the consummation of this offering, shall be offset to the extent of any other source of indemnification or any otherwise applicable insurance coverage under a policy maintained by us or any other person.

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To assure indemnification under our amended and restated bylaws, which will be in effect upon the consummation of this offering, of all directors, officers, employees or agents who are determined by us or otherwise to be or to have been “fiduciaries” of any employee benefit plan of ours that may exist from time to time, Section 145 of the Delaware General Corporation Law shall, for the purposes of our amended and restated bylaws, which will be in effect upon the consummation of this offering, be interpreted as follows: an “other enterprise” shall be deemed to include such an employee benefit plan, including without limitation, any plan of ours that is governed by the Act of Congress entitled “Employee Retirement Income Security Act of 1974,” as amended from time to time; we shall be deemed to have requested a person to serve an employee benefit plan where the performance by such person of his duties to us also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; and excise taxes assessed on a person with respect to an employee benefit plan pursuant to such Act of Congress shall be deemed “fines.”

Our amended and restated bylaws, which will be in effect upon the consummation of this offering, shall be deemed to be a contract between us and each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that person is or was, or has agreed to become, a director or officer of ours, or is or was serving, or has agreed to serve, at our request, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, including any employee benefit plan, or by reason of any action alleged to have been taken or omitted in such capacity, at any time while this by-law is in effect, and any repeal or modification thereof shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought based in whole or in part upon any such state of facts.

The indemnification provision of our amended and restated bylaws, which will be in effect upon the consummation of this offering, does not affect directors’ responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

We may purchase and maintain insurance on behalf of any person who is or was a director, officer or employee of ours, or is or was serving at our request as a director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise against liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not we would have the power to indemnify him against liability under the provisions of this section. We currently maintain such insurance.

The right of any person to be indemnified is subject to our right, in lieu of such indemnity, to settle any such claim, action, suit or proceeding at our expense of by the payment of the amount of such settlement and the costs and expenses incurred in connection therewith.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered herewith, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 15. Recent Sales of Unregistered Securities

During the last three years, the Company has not issued unregistered securities to any person, except as described below. None of these transactions involved any underwriters, underwriting discounts or commissions, except as specified below, or any public offering, and, unless otherwise indicated below, the Company believes that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(a)(2) thereof and/or Rule 506 of Regulation D promulgated thereunder, and/or Regulation S promulgated thereunder regarding offshore offers and sales. All recipients had adequate access, though their relationships with the Company, to information about the Company.

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October 2023 Private Placement

On October 31, 2023, the Company raised $1,125,006 via a non-brokered private placement. 1,607,152 shares of common stock, par value $0.001 per share, were issued with a value of $0.70 per share. The transaction closed in two tranches, with the first closing October 31, 2023, and the second on November 21, 2023. Share issuance cost of $36,210 included bank transaction fees and finder commissions, which were paid by offset cash proceeds or issuance of shares.

June 2024 Private Placement

On June 18, 2024, the Company raised $420,001 via a non-brokered private placement. 600,001 shares of common stock, par value $0.001 per shares, were issued with a value of $0.70 per share. The transaction closed on June 18, 2024. Share issuance cost of $3,136 included bank transaction fees and finder commissions, which were paid by offset cash proceeds.

Item 16. Exhibits

The following is a list of exhibits filed as a part of this registration statement:

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1*	Amended and Restated Certificate of Incorporation of Aether Holdings, Inc.
3.2*	Bylaws of Aether Holdings, Inc.
3.3*	Amended and Restated Bylaws of Aether Holdings, Inc.
4.1*	Specimen Common Stock Certificate
4.2*	Form of Representatives’ Warrant
5.1*	Opinion of Ellenoff Grossman & Schole LLP
10.1*	Employment Agreement dated April 1, 2024, by and between the Registrant and Lin Kuan Liang Nicolas
10.2*	Employment Agreement dated April 1, 2024, by and between the Registrant and David Chi Ching Ho
10.3*	Employment Agreement dated June 1, 2024, by and between the Registrant and Siu Hang (Henry) Wong
10.4*	Indemnification Agreement dated April 1, 2024, by and between the Registrant and David Chi Ching Ho
10.5*	Indemnification Agreement dated June 1, 2024, by and between the Registrant and Siu Hang (Henry) Wong
10.6*	Director Indemnification Agreement dated April 1, 2024, by and between the Registrant and Jaclyn Wu Mang Hei.
10.7*	Director Indemnification Agreement dated April 1, 2024, by and between the Registrant and Lin Kuan Liang Nicolas.
10.8*	Non-Indendepent Director Agreement dated April 1, 2024, by and between the Registrant and Jaclyn Wu Mang Hei.
10.9*	Non-Indendepent Director Agreement dated April 1, 2024, by and between the Registrant and Lin Kuan Liang Nicolas.
10.10*	Aether Holdings, Inc. 2024 Equity Incentive Plan
10.11*	CFO Consulting Agreement dated May 16, 2024, by and between the Registrant and Ledger Pros LLC, d/b/a Ledger Folios
10.12*	Indemnification Agreement dated May 20, 2024, by and between the Registrant and Suresh R. Iyer or Ledger Pros LLC
14.1*	Form of Code of Ethics of Aether Holdings, Inc.
19.1*	Insider Trading Policies and Procedures
21.1*	List of Subsidiaries
23.1*	Consent of ZH CPA, LLC, Independent Registered Public Accounting Firm
23.2*	Consent of Ellenoff Grossman & Schole LLP (contained in Exhibit 5.1)
24.1*	Powers of Attorney (included on signature page to Registration Statement filed [●])
99.1*	Form of Audit Committee Charter
99.2*	Form of Compensation Committee Charter
99.3*	Form of Nominating and Corporate Governance Committee Charter
99.4*	Policy Related to Recovery of Erroneously Awarded Compensation
107*	Filing Fee Table

* To be filed by amendment.

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Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)

If the registrant is relying on Rule 430B (§230.430B):

(a) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) [§230.424(b)(3)] shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(b) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) [§230.424(b)(2), (b)(5), or (b)(7)] as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) [§230.415(a)(1)(i), (vii), or (x)] for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

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(ii)	If the registrant is subject to Rule 430C (§230.430C), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)	The undersigned registrant hereby undertakes that:

(i)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on ________, 2024.

Aether Holdings, Inc.

By:
Name:	Nicolas Kuan Liang Lin
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Nicolas Kuan Liang Lin as his true and lawful attorney-in-fact and agent, with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Person	Capacity	Date

	Chief Executive Officer and Chairman (Principal Executive Officer)	[●], 2024
Nicolas Kuan Liang Lin

	Chief Financial Officer (Principal Accounting Officer)	[●], 2024
Suresh R. Iyer

	Director	[●], 2024
Jaclyn Mang Hei Wu

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